CANNEX CAPITAL HOLDINGS INC.

CSE FORM 2A LISTING STATEMENT

in connection with the listing of Cannex Capital Holdings Inc., the entity formed upon the reverse take-over of Arco Resources Corp. by Cannex Capital Group Inc.

March 12, 2018

This Listing Statement qualifies the distribution of securities of an entity that is expected to continue to indirectly derive a portion of its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. Cannex Capital Holdings Inc. (as the Issuer) is indirectly involved (through ancillary operations and through investments in subsidiaries and third-party corporate entities in the United States) in the cannabis industry in the United States where local state laws permit such activities. Currently, the Issuer is not directly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in either Canada or the United Sates, nor is the Issuer directly engaged in the manufacture, importation, possession, use, sale or distribution of cannabis in the medical cannabis marketplace in Canada or the United States, although the issuer intends, in the future, to obtain a license to directly engage in the cultivation, processing, and/or retail sale of cannabis.

The Issuer, through a wholly-owned US subsidiary, Cannex USA (as defined herein), entered into a contribution agreement, pursuant to which it acquired 100% of the membership interests of BrightLeaf (as defined herein), concurrently with the redemption of the other BrightLeaf members. BrightLeaf is a limited liability company which holds (directly or indirectly through its subsidiaries) real estate assets, property leases, brands and intellectual property, and material supply agreements. BrightLeaf’s primary business focus involves activities ancillary to the marijuana production and processing industry in Washington State, including as a lessor, service and material provider, and intellectual property licensor with respect to state licensed marijuana producers. In connection with such acquisition, Cannex has also been granted the Licensor Option (as defined herein). In the event such option is exercised, or in the event that the Issuer otherwise acquires a license for cannabis cultivation, processing, and/or retail sale of cannabis, which the Issuer intends to do, the Issuer would have a material direct interest in businesses which are in the cultivation and sale of adult-use recreational and/or medical marijuana in Washington State. See Section 4 - Narrative Description Of The Business hereof.

Almost half of the states in the United States have enacted legislation to regulate the sale and use of medical cannabis without limits on tetrahydrocannabinol ("THC"), while other states have regulated the sale and use of medical cannabis with strict limits on the levels of THC. Notwithstanding the permissive regulatory environment of adult-use recreational and medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act (the "CSA") in the United States and as such, cannabis-related practices or activities, including without limitation, the manufacture, importation, possession, use or distribution of cannabis are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Issuer of liability under United States federal law, nor provide a defense to any federal proceeding which may be brought against the Issuer. Any such proceedings brought against the Issuer may adversely affect the Issuer’s operations and financial performance.

As a result of the conflicting views between state legislatures and the federal government of the United States regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, which may adversely affect the current and future business and investments of the Issuer in the United States. As such, there are a number of risks associated with the Issuer’s existing and future business and investments in the United States.

For the reasons set forth above, the Issuer’s interests in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada.

There are a number of risks associated with the business of the Issuer. See Section 17 -Risk Factors hereof.

1.      ABOUT THIS LISTING STATEMENT

1.1	General

Unless otherwise indicated: all capitalized terms not otherwise defined in this listing statement (the "Listing Statement") have the meanings ascribed thereto in Section 26 - Glossary hereof;

(a)	"Arco" refers to Arco Resources Corp. prior to the RTO Amalgamation, on a consolidated basis (for information on Arco immediately prior to the RTO Amalgamation see Appendix "A" attached hereto);

(b)	"Cannex" refers to Cannex Capital Group Inc. prior to the RTO Amalgamation, on a consolidated basis (for information on Cannex immediately prior to the RTO Amalgamation see Appendix "B");

(c)

"Issuer" refers to Arco Resources Corp. (following its name change to Cannex Capital Holdings Inc.) and its subsidiaries, Cannex Capital Group Inc. and Cannex USA (and its subsidiaries), following the RTO Amalgamation, on a consolidated basis, and, in the case of references to matters undertaken by a predecessor in interest to the Issuer or its subsidiaries, includes each such predecessor in interest, unless the context otherwise requires;

(d)	except where otherwise indicated, all references to dollar amounts and "$" are to Canadian currency;

(e)

any statements in this Listing Statement made by or on behalf of management are made in such persons’ capacities as officers of the Issuer, Cannex or Arco, as applicable, and not in their personal capacities; and

(f)	all information in this Listing Statement is stated as at March 12, 2018, unless otherwise indicated.

1.2	Documents Incorporated by Reference

Information has been incorporated by reference in this Listing Statement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of the Issuer at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 0B6, and may also be available electronically under the Arco’s SEDAR profile at www.sedar.com.

The following documents of Arco, filed with the various provincial securities commissions, the CSE or similar authorities in Canada, are specifically incorporated into and form an integral part of this Listing Statement:

  the annual audited financial statements of Arco for the years ended April 30, 2017, and April 30, 2016. See "Financial Statements" in Section 25 hereof;

  the unaudited interim financial statements of Arco for the three months ended July 31, 2017 and for the six months ended October 31, 2017. See "Financial Statements" in Section 25 hereof;

  the MD&A of Arco for its most recent fiscal year ended April 30, 2017, its interim MD&A for the three months ended July 31, 2017 and its interim MD&A for the six months ended October 31, 2017. See "Management Discussion And Analysis" in Section 6 hereof;

  the management information circular of Arco dated December 29, 2017 (the "Arco Information Circular"); and

  the amalgamation agreement dated December 7, 2017 between Arco, ArcoSub and Cannex (the "Amalgamation Agreement").

1.3	Cautionary Statement Regarding Forward-Looking Statements

The information provided in this Listing Statement, including schedules and information incorporated by reference, may contain "forward-looking statements" about Arco, Cannex or the Issuer. In addition, the Issuer may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Issuer that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Issuer that address activities, events or developments that the Issuer expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations of Arco, Cannex and/or the Issuer and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

  the available funds of the Issuer and the anticipated use of such funds;

  the availability of financing opportunities, legal and regulatory risks inherent in the cannabis industry, risks associated with economic conditions, dependence on management and currency risk; and

  other risks described in this Listing Statement and described from time to time in documents filed by the Issuer with Canadian securities regulatory authorities.

Consequently, all forward-looking statements made in this Listing Statement and other documents of the Issuer are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on the Issuer.

The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that the Issuer and/or persons acting on its behalf may issue. The Issuer undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation. See Section 17 - Risk Factors hereof.

1.4	Market and Industry Data

This Listing Statement includes market and industry data relevant to the Issuer’s business that has been obtained from third party sources, including industry publications. The Issuer believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, neither Arco, the Issuer nor Cannex have independently verified any of the data from third party sources referred to in this Listing Statement or ascertained the underlying economic assumptions relied upon by such sources.

2.      CORPORATE STRUCTURE

2.1	Corporate Name and Head and Registered Office

The Issuer was incorporated pursuant to the provisions of the BCBCA on March 13, 2006 under the name Atomic Minerals Ltd. ("Atomic"). Atomic changed its name to Arco Resources Corp. on May 11, 2009 and to Cannex Capital Holdings Inc. in March 2018, upon completion of the RTO Amalgamation. The Issuer’s head office and registered office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 0B6.

2.2	Jurisdiction of Incorporation

The Issuer was incorporated under the BCBCA. In connection with the RTO Amalgamation, and pursuant to the Arco Amalgamation Consent Resolutions, Arco amended its articles and created the Arco Class A Shares, which became Issuer Class A Shares upon the closing of the RTO Amalgamation. The Issuer Class A Shares will not be listed on the CSE and are held by certain U.S. security holders.

2.3	Intercorporate Relationships

The following diagram presents the organizational chart of the Issuer following the RTO Amalgamation:

2.4	Requalification following a Fundamental Change

This section is not applicable to the Issuer.

2.5	Non-Corporate Issuers or Issuers Incorporated Outside of Canada

This section is not applicable to the Issuer.

3.      GENERAL DEVELOPMENT OF THE BUSINESS

3.1	General Development of the Business

Arco

Arco was incorporated pursuant to the provisions of the BCBCA on March 13, 2006 under the name "Atomic Minerals Ltd." ("Atomic"). Upon incorporation, Arco was structured as a capital pool company under the policies of the TSXV. On November 27, 2006, Atomic completed its initial public offering pursuant to a prospectus dated November 2, 2006. Effective at the opening of the TSXV on December 5, 2006, Atomic’s common shares commenced trading on the TSXV under the symbol "ATL.P". On June 4, 2007, Atomic closed as its "qualifying transaction" under the policies of the TSXV the acquisition of all of the outstanding shares of 0754257 B.C. Ltd., which held leases over a total of 1204 mining claims located in Colorado State (the "Qualifying Transaction"). As a result of Atomic’s completion of the Qualifying Transaction, Atomic’s trading symbol was changed from "ATL.P" to "ATL" and Atomic began trading as a regular TSXV company. On May 11, 2009, Atomic changed its name to "Arco Resources Corp." and concurrently changed its trading symbol on the TSXV to "ARR".

Arco was principally involved in the acquisition, exploration and development of mineral properties in Mexico and was considered to be a junior mining exploration stage company, devoting substantially all of its efforts to financing and developing its property interests. Arco’s principal focus was on its "Taviche Project" located in the State of Oaxaca in Mexico. In 2014, Arco suspended its exploration and development plans for its properties (including the Taviche Project) due to a lack of available funding for junior mining exploration stage companies. During the year ended April 30, 2017, Arco allowed its claim to lapse on the Taviche Project (the company’s final remaining property). On May 4, 2017, in accordance with the policies of the TSXV, Arco’s listing was transferred to the NEX Board and its trading symbol was changed from "ARR" to "ARR.H". Arco subsequently began searching for new business opportunities and sources of capital.

Arco’s wholly-owned subsidiaries were ArcoSub, 0754257 B.C. Ltd., CHM Ventures Inc. and CHM Ventures, LLC. Upon closing the RTO Amalgamation, an as part of the Arco Debt Settlement, Arco wound-up 0754257 B.C. Ltd., CHM Venture Inc. and CHM Ventures, LLC, as they are historical subsidiaries which were not being used.

Cannex

Cannex was incorporated pursuant to the provisions of the BCBCA on February 27, 2017 under the name "Cannex Capital Group Inc.". Since its formation, Cannex has sought to invest in cannabis-related assets and companies for the purpose of taking advantage of the growing cannabis industry. Prior to the RTO Amalgamation, Cannex’s only subsidiary was its wholly-owned subsidiary, Cannex USA.

Between June 2017 and November 2017, Cannex, through seed capital private placements, issued 133,494,062 Cannex Shares for gross proceeds of $2,466,374.24.

Reverse-Takeover of Cannex

In February of 2017, certain principals of Arco and Cannex were introduced to BrightLeaf, a Washington State limited liability company focused on the cannabis sector in the United States which owns: (i) REP; (ii) FHD; and (iii) Ag-Grow. BrightLeaf was owned by GREP (a ~92% owner), FSA (a ~4% owner) and VEC (a ~4% owner). On September 7, 2017, Cannex, BrightLeaf, GREP and FSA entered into a letter of intent and effective December 7, 2017 entered into the Contribution Agreement, pursuant to which Cannex, through its wholly-owned subsidiary, Cannex USA, agreed to acquire 36,000,000 membership units of BrightLeaf, with such closing to occur concurrently with the redemption of all other membership units of BrightLeaf held by GREP, FSA, and VEC, resulting in Cannex USA owning 100% of outstanding membership units of BrightLeaf, in exchange for a subscription purchase price of US$36,000,000 payable in cash and/or BrightLeaf Vendor Notes. The minimum cash consideration per the Contribution Agreement is the greater of US$10,000,000 or, if Cannex raises capital in excess of $22,000,000, at least sixty percent (60%) such amounts raised, the balance to be settled by way of one or more 24 month BrightLeaf Vendor Notes. Holders of BrightLeaf Vendor Notes are collectively entitled to monthly payments of interests, and if greater, 50% of the Distributable Cash (as defined in the Contribution Agreement) of BrightLeaf until the BrightLeaf Vendor Notes are repaid in full, with a maturity date of 24 months after closing under the Contribution Agreement. The BrightLeaf Vendors Notes are secured by a pledge and a first security interest in such number of membership units that is proportionate to the amount outstanding on the BrightLeaf Vendor Notes as of their effective date, in relation to the aggregate purchase price of the BrightLeaf Acquisition.

Because Arco was a mining issuer listed on the NEX Board, it was not able to invest in a cannabis company in the United States within the time frame proposed. Arco and Cannex proposed a plan to structure a transaction in order to take advantage of the opportunity of acquiring BrightLeaf. Cannex entered into an amalgamation agreement dated December 7, 2017, as amended, with Arco and ArcoSub (the "Amalgamation Agreement") to effect a three-cornered amalgamation under the provisions of the BCBCA whereby Cannex and ArcoSub amalgamated, Cannex became a wholly-owned subsidiary of Arco, and Cannex Shareholders, in exchange for their Cannex Shares, received, on a one-for-one basis, Arco Shares / Issuer Shares (the "Amalgamation"). Concurrently with the Amalgamation, Arco was delisted from the NEX Board and will be listed for trading on the CSE (the "RTO", and the Amalgamation and the RTO together being the "RTO Amalgamation"). Upon completion of the RTO Amalgamation (the "Effective Date"), Arco, as the Issuer, changed its name to "Cannex Capital Holdings Inc.". In connection with the RTO Amalgamation, Cannex Shareholders passed the Cannex Amalgamation Consent Resolution and Arco Shareholders passed the Arco Amalgamation Consent Resolution.

On October 10, 2017, Cannex announced a concurrent private placement offering (the "Cannex Private Placement") of up to 25,000,000 Subscription Receipts, for gross proceeds of up to $25,000,000, which amounts were amended to be up to 50,000,000 Subscription Receipts for gross proceeds of up to $50,000,000, or such other amount as may be agreed to among Arco, Cannex and the Agents. Each Subscription Receipt, upon release from escrow in accordance with the Cannex Private Placement Escrow Release Conditions, automatically converts into one Cannex Common Share (or one Arco Common Share or one Issuer Common Share), as applicable, and one-half of one Cannex Warrant (or one-half of one Arco Warrant or one-half of one Issuer Warrant), as applicable, with each such whole Cannex Warrant (or Arco Warrant or Issuer Warrant), as applicable, exercisable to purchase one Cannex Common Share (or one Arco Common Share or one Issuer Common Share), as applicable, for $1.50 for a period of 24 months (subject to the Warrant Acceleration) following the satisfaction of the Cannex Private Placement Escrow Release Conditions. The gross proceeds from the Cannex Private Placement (less 50% of the Agents’ Fee and the fees and expenses of the Agents) were placed in escrow with an escrow agent and were released upon satisfaction of the Cannex Private Placement Escrow Release Conditions, which occurred immediately prior to the closing of the RTO Amalgamation. Upon the closing of the RTO Amalgamation, all Cannex Shares issued in connection with the Cannex Private Placement (and all other securities of Cannex, if any) were automatically exchanged for Arco Shares or Issuer Shares (and other securities of Arco or the Issuer), as applicable, on the same terms as the other existing Cannex Shares and all Cannex Warrants issued in connection with the Cannex Private Placement were automatically exchanged for Arco Warrants (or Issuer Warrants), as applicable, on the same terms as the Cannex Warrants.

On February 19, 2018, in connection with the RTO Amalgamation, Arco settled an aggregate of $435,222 of debt by way of shares-for-debt settlement, pursuant to which Arco settled such debt with the issuance of 3,720,000 pre-Consolidation Arco Common Shares, at a deemed price of $0.15 per pre-Consolidation Arco Common Share or $558,000 in value, which is an approximate 28% premium to the aggregate value of the booked payables (the "Arco Debt Settlement"). A portion of the Arco Debt Settlement took place via the divestiture of Arco’s three inactive subsidiaries, one of which carries a reclamation liability of $54,325.

On March 6, 2018, in connection with the Arco Debt Settlement and the RTO Amalgamation, Arco effected a consolidation of its pre-Consolidation Common Shares resulting in 2,000,003 Arco Common

Shares being issued and outstanding post-Consolidation and post Arco Debt Settlement (the "Consolidation").

See the Arco Information Circular filed on Arco’s SEDAR profile and available at www.sedar.com, and incorporated by reference herein, for further information regarding the RTO Amalgamation.

3.2	Significant Acquisition or Disposition

See Section 3.1 - General Development of the Business -Reverse Takeover of Cannex hereof and the Arco Information Circular incorporated by reference herein.

3.3	Trends, Commitments, Events or Uncertainties

See Section 4.1 - Description of the Business hereof.

4.      NARRATIVE DESCRIPTION OF THE BUSINESS

Immediately prior to the RTO Amalgamation, Arco had no active business operations. Upon effecting the RTO Amalgamation, the below description of Cannex became the Issuer’s business.

4.1	Description of the Business

General

The Issuer, through its wholly-owned subsidiaries, delivers comprehensive solutions for developing, operating, branding, and supplying licensed cannabis cultivators and producers throughout the United States. The Issuer expects to generate returns from any or all of the following revenue sources: (i) dividend income (or other profit distributions) and capital appreciation from equity investments; (ii) operating support, consulting, licensing, and advisory fees from service contracts with certain license holders; and (iii) leasing facilities and equipment to certain licensed cannabis entities. The Issuer’s wholly-owned subsidiary is Cannex (being Amalco post RTO Amalgamation). Cannex’s wholly-owned subsidiary is Cannex USA. On December 7, 2017 the Issuer, through its subsidiaries, entered into a Contribution Agreement, pursuant to which it acquired 36,000,000 units of membership interests in BrightLeaf, with such closing occurring concurrently with a redemption of all other units of BrightLeaf held by GREP and the other members of BrightLeaf, resulting in 100% ownership of BrightLeaf by Cannex USA. Separately, Cannex and Cannex USA entered into option agreements with certain currently-operating licensed cannabis production and processing companies, which are current tenants of BrightLeaf subsidiaries REP and FHD, by which Cannex and/or Cannex USA may purchase the underlying cannabis licenses should the laws of Washington State change to allow non-resident owners of such licenses

Cannex USA

Cannex USA was incorporated for the purpose of effecting the BrightLeaf Acquisition.

BrightLeaf

BrightLeaf, a Washington limited liability company, was formed on April 12, 2017. BrightLeaf, through its subsidiaries, holds assets including real estate holdings, consisting of two facilities designed for cultivation and processing totaling ~116,600 square feet in Olympia, and an up-to fifty year lease and all tenant improvements related to one ~60,000 square foot cultivation facility in Elma, as well as equipment and other tangible and intangible assets, and all of the intellectual property of Ag-Grow, including its brands. The foregoing assets are held by the BrightLeaf’s subsidiaries, REP, FHD, and Ag-Grow. BrightLeaf, through its subsidiaries, conducts business with Washington state licensed operators in the marijuana industry through its subsidiaries (discussed below).

REP

REP, a Washington limited liability company, was formed on July 22, 2016 and capitalized through a real property contribution from its previous privately-held parent company GREP, with REP assuming liabilities associated with such the contributed real property. The contribution granted REP undivided ownership of the land, buildings, tenant improvements, and other fixed assets at 9603 and 9631 Lathrop Industrial Drive SW, Tumwater, Washington 98521. REP developed, owns, and leases property to Superior Gardens (dba Northwest Cannabis Solutions).

Ag-Grow

Ag-Grow, a Washington limited liability company, was formed on April 25, 2014. On April 24, 2017, BrightLeaf completed the acquisition of Ag-Grow for $600,000 in BrightLeaf notes bearing 3% annual interest. This transaction was a related-party transaction; BrightLeaf’s then-majority owner, GREP, and Ag-Grow shared majority common ownership. Ag-Grow sells non-cannabis materials and paraphernalia, including branded packaging, batteries, processing supplies, ingredients, and assorted other marijuana paraphernalia to Superior Gardens, 7Point, and other Washington-state licensed cannabis business operators. In addition, Ag-Grow provides operations support and consulting services relating to cannabis grow operations to both Superior Gardens and 7Point.

FHD

FHD, a Washington limited liability company, was formed on September 30, 2016 as a wholly-owned subsidiary of GREP. FHD was capitalized through a capital contribution from its previous parent company GREP. FHD developed and subleases property to 7Point.

Other Investments

As the Issuer identifies additional opportunities, it will consider whether such opportunities meet its investment criteria and will either redeploy revenue into future projects or seek to raise additional capital, through equity financings or otherwise, to make such investments.

Cannex (and Cannex USA) intend to spend their available funds on the BrightLeaf investment, identifying new projects and for general corporate purposes.

Business Objectives

In the 12 months following the date of this Listing Statement, the Issuer intends to:

(1)	Obtain license to cultivate, process, and/or retail cannabis;

(2)	Further expand its investment in the cannabis market internationally; and

(3)	Obtain licenses to cultivate and/or process cannabis in other United States markets.

Milestones

While there is no particular significant event or milestone that must occur for the Issuer’s business objectives to be accomplished, the Issuer currently aims to achieve the following significant milestones in connection with the development of the Issuer’s business:

	Milestone	Target Date	Anticipated Cost
Obtain license	Acquisition of cannabis cultivation, processing and/or retail sales license and/or strategic partner	March 2018	$17,000,000
Expand internationally	Establishment of international cannabis project and/or joint venture	March 2018	$10,000,000
Obtain other US licenses	Acquisition of cannabis cultivation and/or processing license and/or strategic partner in other states	June 2018	$14,000,000

While the Issuer intends to pursue these milestone events, there may be circumstances where, for valid business reasons, a re-allocation of efforts may be necessary or advisable.

Funds Available

Based on the information available as at the date of this Listing Statement (assuming the completion of the RTO Amalgamation), the Issuer is expected to have approximately $48,124,959 in working capital. The table below shows the breakdown of the estimated funds available:

Sources	Amount ($)
Estimated Arco working capital as at October 31, 2017	(567,311)
Estimated Cannex working capital as at September 30, 2017	472,398
Gross proceeds of Cannex Private Placement	48,219,872
Estimated funds available to the Issuer upon completion of the RTO Amalgamation	48,124,959

Notes:
(1)	Following the Arco Debt Settlement.

The pro forma balance sheet of the Issuer, which gives effect to the RTO Amalgamation as if it had been completed on October 31, 2017, is attached hereto as Appendix "C".

Purpose of Funds

The Issuer’s ability to continue operations is dependent upon successfully raising the necessary financing. The Issuer has in place planning and budgeting processes to help determine the funds required to support normal operating requirements on an ongoing basis as well as its planned development and capital expenditures.

Based on the information available as at the date of this Listing Statement, the pro forma working capital of the Issuer (assuming the completion of the RTO Amalgamation) is $48,124,959. The following table sets out information respecting the Issuer’s intended uses of such cash over the next 12 months. The amounts shown in the table below are estimates only and are based on the information available to the Issuer as of the date of this Listing Statement.

Use of Funds	Amount ($)
Estimated RTO Amalgamation Costs	338,500(1)
Agents’ Fee, Agents’ Expenses and other fees related to the Cannex Private Placement	2,912,449
BrightLeaf Equity Contribution	28,000,000
General and administrative expenses	613,900(2)
Unallocated funds	16,260,110
Total	48,124,959

Notes:
(1)	Includes legal fees of $225,000; auditors fees of $100,000; TSXV fees of $nil; CSE fees of $13,500, and expenses related to the delivery and recording of the Consents of $nil.
(2)

The estimate of general and administrative expenses includes: salaries and benefits of $350,000; rent and utilities of $72,000; office expenses and supplies of $10,400; legal, tax, audit and professional fees of $102,000; investor relations fees of $65,000; and insurance expenses of $14,500. A significant portion of general and administration expenses are covered from funds generated through current operations and therefore only a portion of the use of proceeds is allocated to these expenses.

Notwithstanding the foregoing, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for the Issuer to achieve its objectives. The Issuer’s subsidiaries may require additional funds in order to fulfill all of its expenditure requirements to meet its business objectives and may either issue additional securities or incur debt. There can be no assurance that additional funding required by the Issuer will be available, if required.

Market Information, Trends, Commitments, Events and Uncertainties

The most significant trends and uncertainties which management expects could impact its business and financial condition are (i) the changing legal and regulatory regime which regulates the production and sale of cannabis and cannabis related product; (ii) the ability of companies who may receive funds from the sale of cannabis and cannabis related products to adequately track and legally transfer such funds; and (iii) the ability of companies to raise adequate capital to carry out their business objectives. See Section 17 - Risk Factors.

Legal and Regulatory Trends

The Issuer’s flagship investments are in Washington State and currently management expects the legal and regulatory regimes in the United States (on a federal level), Washington State, and Canada to be the most relevant to its business.

United States

In the United States, twenty-nine states and Washington D.C. have legalized medical marijuana, while eight states and Washington, D.C. have also legalized recreational marijuana. Although cannabis currently remains a Schedule I drug under federal law, the U.S. Department of Justice issued a memorandum, known as the "Cole Memorandum", on August 29, 2013 to the U.S. Attorneys’ offices (federal prosecutors) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly-regulated legalized medical or recreational cannabis programs should not be a prosecutorial priority for violations of federal law. This federal policy was reinforced by passage of a 2015 federal budget bill amendment (passed in 2014) known as the Rohrabacher-Farr Amendment that prohibits the use of federal funds to interfere in the implementation of state medical marijuana laws. This bill targets Department of Justice funding, which encompasses the Drug Enforcement Agency and Offices of the United States Attorneys. This bill shows the development of bipartisan support in the U.S. Congress for legalizing the use of cannabis. It is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. Given that the Cole Memorandum was never legally binding, the U.S. Department of Justice continues to have discretion to enforce federal drug laws.

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or the sale of any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Treasury Department issued a memorandum in February of 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal law. Under these guidelines, financial institutions must submit a "suspicious activity report" (SAR) as required by federal money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the U.S., a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape.

Political and regulatory risks also exist due to the presidential administration of Donald Trump and his appointment of Sen. Jeff Sessions to the post of Attorney General. President Trump’s positions regarding marijuana are difficult to discern; however, AG Sessions has been a consistent opponent of marijuana legalization efforts throughout his political career. It remains unclear what stance the U.S. Department of Justice under the new administration might take toward legalization efforts in U.S. states, but federal enforcement of the CSA and other applicable laws is possible. In July of 2017, AG Sessions sent letters to the Governors of Colorado, Washington, Alaska, and Oregon responding to their April 2017 request to retain the Cole Memorandum and engage with the Governors before embarking on any changes to regulatory and enforcement systems. In these response letters, Attorney General Sessions noted that the Cole Memorandum does not prevent federal investigations or prosecutions of cannabis businesses acting in compliance with state law and cited law enforcement data sources to cast doubt on the effectiveness of state regulation to prevent unauthorized sales, black market activity, and negative public health outcomes. The Governors of Alaska and Washington have since then publicly pushed back on Attorney General Sessions’ claims stating that the data sources used in his letter are outdated and incomplete.1 On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum.

Despite the legal, regulatory, and political obstacles the marijuana industry currently faces, the industry has continued to grow.

_____________________________________
1 http://www.spokesman.com/stories/2017/aug/16/governors-of-2-pot-states-push-back-on-trump-admin/

Washington State

On October 16, 2017, the Canadian Securities Administrators published Staff Notice 51-352 Issuers with U.S. Marijuana-Related Activities ("Staff Notice 51-352") which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. All issuers with United States cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents.

As a result of the Issuer’s investments in certain United States entities (as described herein), the Issuer is subject to Staff Notice 51-352 and accordingly provides the following disclosure: The Issuer operates in the United States as more specifically described below.

State	Company	Type of Investment	Investment Amount	Permitted Number of Facilities
Washington	BrightLeaf Development, LLC	100% Equity Ownership	US$36,000,000(1)	N/A(2)

Notes
(1)	Paid through a combination of cash and the BrightLeaf Vendor Notes.
(2)

Pursuant to the Contribution Agreement, the Issuer became the owner of 100% of the units of membership interest in BrightLeaf, with such issuance made concurrently with the redemption of the units of the other members. BrightLeaf, through its subsidiaries, holds assets including real estate holdings, consisting of two facilities designed for cultivation and processing totaling ~116,600 square feet in Olympia, and an up to fifty-year lease and all tenant improvements related to one ~60,000 square foot cultivation facility in Elma, as well as equipment and other tangible and intangible assets and all of the intellectual property of Ag-Grow, including its brands. The foregoing assets are held by the Issuer’s subsidiaries, REP, FHD, and Ag-Grow and are classified as "ancillary" involvement in the United States cannabis industry for the purpose of Staff Notice 51-352. The WSLCB (as defined below) regulates Washington’s marijuana regulatory program. Applicable regulation in Washington requires licensed operators and all shareholders to be resident of Washington and accordingly, the Issuer, as a publicly listed company, is unable at this time to acquire a direct license under Washington’s marijuana regulatory program. For further information on the license holder in Washington see "Legal and Regulatory Trends – Summary of Washington Investments" below.

The following is an analysis of market and regulatory conditions for the marijuana industry in Washington State, in which BrightLeaf has a substantial operating presence.

State	Type of Regulated Cannabis Program	Population (2016)	Number of Patients (as of 2016)	Number of Total Cannabis Licenses (as of 2016)
Washington	Medical and adult-use	7,288,000	No data	No data

Summary of Washington Regulations

Washington has authorized the cultivation, possession, processing, wholesaling, and retail sale of marijuana by certain licensed Washington businesses. The Washington State Liquor and Cannabis Board ("WSLCB") regulates Washington’s marijuana regulatory program. BrightLeaf is advised by legal counsel and/or other advisors in connection with Washington’s marijuana regulatory program. BrightLeaf only engages in transactions with Washington marijuana businesses that hold licenses that are in good standing and in compliance with Washington’s marijuana regulatory program. To the extent required by Washington’s marijuana regulatory program, BrightLeaf has fully disclosed and/or registered its and/or its subsidiaries relationships with Washington marijuana businesses. BrightLeaf and BrightLeaf’s subsidiaries, REP, FHD and Ag-Grow, and the business licensees contracting with such subsidiaries (including Superior Gardens and 7Point) are in substantial compliance with Washington’s marijuana regulatory program.

(i)	Application and Licensing

Every individual with an ownership or equity interest, with a right to receive a percentage of gross or net profits, or who exercises control over a licensed marijuana operator must apply for licensing with the WSLCB and be approved. Each applicant must be over 21 years of age and a Washington resident.

An applicant must provide the WSLCB with the applicant’s organizational and operational documents, including the entity’s operating agreement and a detailed operating plan, in order to verify that the proposed business meets the minimum requirements for licensing.

An applicant must provide the WSLCB the applicant’s financial statements to verify the source of funds for the business, including any acquisition agreements and any agreements for the development of an operating marijuana business, as well as financial documents verifying the source of funds for all purchases of and material changes to the business. An applicant must disclose any financiers which are providing funds to be used by the marijuana business, and such financiers, except banks and other financial institutions, are subject to a substantially similar application process through the WSCLB.

An applicant must provide the WSLCB the applicant’s and the applicant’s spouse’s personal and criminal history, including fingerprints for the submission of a criminal records background check with the Washington State Patrol and the U.S. Federal Bureau of Investigation. Conviction for certain serious crimes, or over a certain amount of convictions for more minor crimes, may disqualify an applicant from holding a marijuana license.

Any change in the initial ownership of a cannabis entity must receive prior approval through the WSLCB, and undergoes a review of the same rigor and breadth as an initial application.

(ii)	Operations

An applicant must provide an operational plan that includes a detailed description of all applicable areas of: security; traceability; employee qualifications and training; transportation of product including packaging for transportation; destruction of waste product; description of growing operation including growing media, size of grow space allocated for plant production, space allocated for any other business activity, description of all equipment used in the production process, and a list of soil amendments, fertilizers, other crop production aids, or pesticides, utilized in the production process; description of the types of products to be processed with a complete description of all equipment including all marijuana-infused edible processing facility equipment and solvents, gases, chemicals and other compounds used to create extracts and for processing of marijuana-infused products; testing procedures and protocols; employee compensation and benefits data; description of packaging and labeling of products; and the array of products are to be sold and how are the products to be displayed to consumers.

Any significant change in the operational plan (e.g. adding volatiles processing capabilities, expanding the floorplan of the marijuana business, etc.) of a licensed cannabis entity must receive prior approval through the WSLCB, and undergoes a review of the same rigor and breadth as an initial application.

(iii)	Inspections

The Washington State Liquor and Cannabis Board sends an enforcement officer to inspect each proposed marijuana facility prior to granting approval to be authorized to begin cultivation, processing, or dispensing. Licensed operators must permit Washington State Liquor and Cannabis Board enforcement officers to inspect the premises, vehicles, records, and marijuana products at any time, and random inspections are conducted frequently by enforcement officers.

(iv)	Security Requirements

The WSLCB requires all licensed operators, employees, and non-employee visitors other than retail customers to display an identification badge at all times on the premises. Each licensed operator must keep a log of all visitors other than retail customers to the premises.

All premises must have a security alarm system on all perimeter entry points and perimeter windows. All premises must have a complete video surveillance system with minimum required camera resolution and a surveillance system storage device or internet protocol storage compatibility that: (a) records continuously for 24 hour per day, (b) has cameras in fixed places that allow for the clear identification of persons and activities in the controlled areas of the premises, including grow rooms, processing rooms, storage rooms, disposal rooms/areas and point of sale rooms, (c) has the capability of recording clear images and displays the time and date of the recording, and (d) demonstrates a plan for retention of recordings for at least 45 days; and (iv) provides outdoor lighting for outdoor cultivation.

(v)	Traceability and Inventory Tracking

Washington requires use of a seed-to-sale tracking system. Licensed operators must use an inventory control system that identifies and tracks the plant from the time it reaches a height of six inches through harvest, processing, packaging, wholesale, and retail sale. Licensed operators must also manifest and quarantine all marijuana to be delivered to another licensed operator or destroyed as waste for a period of at least 24 hours in order to allow for inspection by Washington State Liquor and Cannabis Board enforcement officers. Vehicles transporting marijuana must have: (i) a vehicle security system, including separate, secure, locking compartment to store any marijuana product; and (ii) a transportation manifest reported through the seed-to-sale tracking system, including (a) the departure time, (b) name, location, address and license number of the originating licensed operator, (c) quantity and form of product to be delivered, (d) estimated time of arrival, and (e) name of the employee and identification of the vehicle delivering the product. Licensed operators must retain traceability records for three years and make records available upon request for inspection by the Washington State Liquor and Cannabis Board or other law enforcement.

The WSLCB currently has in place a contingency traceability plan that requires licensed operators to report all changes in traceability records weekly. Beginning February 1, 2018, Washington will transition to a new online traceability reporting system using MJ Platform’s Leaf Database System. Licensed operators will provide all traceability records to the WSLCB at the time of transition.

(vi)	Pricing and Prohibited Practices

Marijuana products must be sold at a price indicative of true value. Licensed retailers may not sell marijuana products below the wholesale acquisition price of the product. Licensed marijuana producers and processors are prohibited from offering conditional sales, discounts, loans, rebates, free products, or any agreement that causes undue influence over another licensed operator. However, licensed producers and processers are allowed to provide licensed retailers certain promotional items of nominal value such as hats, mugs, etc.

(vii)	Testing

The WSLCB requires quality assurance testing for of each lot of final marijuana product be conducted by an independent, state certified, third-party testing laboratory with a statistically significant number of samples using acceptable methodologies to ensure that all lots manufactured of each marijuana product are adequately assessed for contaminants and the cannabinoid profile is correctly labeled for consumers. The quality assurance tests required for marijuana flowers and infused products currently include moisture content, potency analysis, foreign matter inspection, microbiological screening, and residual solvent levels.

The results of the inspection and testing are submitted to the Washington State Liquor and Cannabis Board through the traceability system. In conjunction with the Washington State Department of Agriculture, the Washington State Liquor and Cannabis Board conducts random screening for pesticide residues. A lot of cannabis product may not move forward in processing, delivery, or sale without a passing test for that lot reported by the independent lab itself into the traceability system. All test results are required to be provided to retailers and/or end consumers upon request.

(viii)	Packaging and Labelling

Each package containing marijuana or a marijuana product must have affixed a label including required warnings for all marijuana products and for the specific product type. The label must also include identifying information for the producer and retailer of the marijuana product. Each edible marijuana-infused product must be packaged in child-safe packaging and contain under 10 mg of active THC per serving. Licensed marijuana retailers must make testing results available to the customer upon request.

(ix)	Advertising

The WSLCB restricts advertising by licensee marijuana operators. Advertising in any form is prohibited within 1,000 feet of school grounds, playgrounds, recreation centers or facilities, child care centers, public parks, libraries, or game arcades with unrestricted admission. Advertising is also prohibited on public transit vehicles or transit shelters, and on any publicly owned or operated property. Advertising visible from a public roadway may only contain the name, location, and nature of the business. No advertising may target youth or use objects likely to be appealing to youth. All advertising, including digital advertising, must include required warnings prescribed by regulation.

Compliance with Applicable State Law in the United States

Each state licensee owned by or with a business relationship with the Issuer complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess, and/or distribute marijuana in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) internal audits of the licensee’s business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection the cultivation, possession, and distribution of marijuana to ensure that all marijuana inventory and proceeds from the sale of such marijuana are properly accounted for and tracked and using scanners to confirm each customer’s legal age and the validity of each customer’s drivers’ license; (5) each room that marijuana inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track marijuana inventory from seed to sale; and (7) each licensee is contractually obligated to the Issuer to comply with applicable state law in the United States in connection with the cultivation, possession, and/or distribution of marijuana.

The Issuer’s United States legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

Each business holding a contractual relationship with the Issuer and/or its subsidiaries, that is a license holder (specifically, Superior Gardens and 7Point) holds licenses that are in good standing to cultivate, possess and/or wholesale marijuana in its respective state in the United States in compliance with its respective state marijuana regulatory program. To the knowledge of Cannex and the Issuer, no licensee has experienced any material non-compliance that would endanger the status of any license. One licensee, Superior Gardens, the current tenant of real property held by subsidiary REP, has received one non-material notice of violation from the WSLCB.

Cole Memorandum and Continued Review of Changes in Law

Aside from complying with applicable state law of the United States, each licensee takes the following steps to ensure its marijuana operations are conducted in a manner consistent with the United States federal enforcement priorities articulated in the memorandum dated August 29, 2013 addressed to "All United States Attorneys" from James M. Cole, Deputy Attorney General of the United States, and having the subject line "Guidance Regarding Marijuana Enforcement" (the "Cole Memorandum"). Pursuant to the Cole Memorandum, such enforcement priorities are to: (1) prevent the distribution of marijuana to minors by using scanners to confirm each customer’s legal age and the validity of each customer’s driver’s license; (2) prevent revenue from marijuana from going to criminal enterprises, gangs, and cartels by conducting background checks on each owner of an licensee, employee, and/or prospective employee and by ensuring that all marijuana inventory and proceeds from the sale of such marijuana are property accounted for and tracked; (3) prevent the diversion of marijuana from states where it is legal under state law in some form to other states by only dispensing marijuana through licensed dispensaries located in states where marijuana is legal under state law in some form and not dispensing any quantity of marijuana to a customer in excess of the legal limits under applicable state law (e.g., 2 ounces); (4) prevent state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity by prohibiting the sale of any inventory other than marijuana inventory and accessories; (5) prevent violence and the use of firearms in the cultivation and distribution of marijuana by ensuring that each room that marijuana inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance, prohibiting employees from bringing firearms on the premises, and ensuring that safes are used to store large amounts of proceeds from the sale of marijuana inventory; (6) prevent drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use by prohibiting the consumption of marijuana on the premises, prohibiting the usage of harmful pesticides on marijuana inventory and testing marijuana inventory to confirm a lack of harmful pesticides and ideal cannabinoid levels; (7prevent the growing of marijuana on federal lands and the attendant public safety and environmental dangers posed by unregulated marijuana production on federal lands by only cultivating, possessing, or dispensing marijuana on private property with all requisite licenses and permits to cultivate, possess, and/or distribute marijuana on such private property; and (8) prevent marijuana possession or use on federal property by only cultivating, possessing, and dispensing marijuana on private property with all requisite licenses and permits to cultivate, possess and/or distribute marijuana on such private property.

On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum.

The Issuer’s United States legal counsel reviews, from time to time, each licensee’s procedures with respect to the Cole Memorandum in order to confirm if each licensee’s operations are conducted in a manner consistent with the guidelines noted Cole Memorandum. Despite the rescission of the Cole Memorandum, the U.S. Department of Justice continues to have discretion to enforce federal drug laws, which discretion remained when the Cole Memorandum was originally issued in 2013.

In addition, the Issuer, along with its United States legal counsel and other professional advisors, regularly monitor the activities of the Trump Administration for evidence and/or indications of current or anticipated cannabis policy and guidance, and the Issuer governs its actions accordingly.

Ability to Access Public and Private Capital

The Issuer has historically, and continues to have, robust access to equity and debt financing from the public and prospectus exempt (private placement) markets in Canada. Specifically: (i) between June 2017 and November 2017, Cannex, through seed capital private placements, issued 133,494,062 Cannex Shares for gross proceeds of $2,466,374.24; and (ii) in connection with the BrightLeaf Acquisition and the RTO Amalgamation, Cannex closed the concurrent Cannex Private Placement and issued 48,219,872 Cannex Shares for gross proceeds of $48,219,872.

If such equity and/or debt financing was no longer available in the public markets in Canada due to changes in applicable law, then the Issuer expects that it would have access to raise equity and/or debt financing privately.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and projects similar to the Issuer’s projects. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Issuer when needed or on terms which are acceptable. The Issuer’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability. See Section 17 -Risk Factors hereto.

Canada

On August 24, 2016, the ACMPR Access to Cannabis for Medical Purposes Regulations ("ACMPR") came into force to allow for reasonable access to cannabis for medical purposes for Canadians who have been authorized to use cannabis by their health care practitioner. The ACMPR replaced the Marihuana for Medical Purposes Regulations ("MMPR"), introduced in June 2013, which replaced the Marihuana Medical Access Regulations ("MMAR") which was implemented in 2001. MMPR and MMAR were both legislative schemes that were important early steps in the Canadian government’s legislative path towards legalizing and regulating medical marijuana.

The ACMPR regulates the production and distribution of medical cannabis, demonstrating Health Canada’s commitment to improving the regulatory landscape surrounding medical marijuana use, in addition to ensuring that production occurs under secure and regulated commercial production facilities. Under the ACMPR, Canadians who have been authorized by their health care practitioner will continue to have the option of purchasing safe, quality-controlled cannabis from one of the 80 producers licensed by Health Canada as of December 13, 2017, and now will also be able to produce a limited amount of cannabis for their own medical purposes, or designate someone to produce it for them.

On April 13, 2017, the Canadian Government introduced the Cannabis Act to legalize and regulate the use of cannabis for recreational purposes. The Cannabis Act received its first reading on April 13, 2017 and, if passed, is expected to take effect on or before July 2018. Under the proposed legislation, the production, sale and possession of certain amounts of cannabis will be legal federally, though provinces will ultimately decide how cannabis will be distributed and sold within their boundaries, subject to federal requirements. The Cannabis Act will create a highly regulated landscape for businesses looking to produce, distribute or deal in cannabis products. However, the Cannabis Act does not address in detail a number of key issues, including relating to labelling, marketing, transition, licensing requirements and taxes. These will need to be addressed by the Canadian Government in regulations and rules over the next year or more, and the Canadian Government will also need to work out issues with the provinces and municipalities. On November 27, 2017, it was announced that the House of Commons passed the Cannabis Act. Until the Cannabis Act passes the Senate and is declared in force, existing laws (including criminal sanctions) will continue to apply.

As the cannabis industry expands in Canada, cannabis-related businesses will increasingly seek banking and financial services from Canadian financial institutions. However, cannabis-related businesses would likely be considered high-risk clients under the Canadian anti-money laundering regime. Accordingly, opening and maintaining accounts for cannabis-related businesses will require substantial resources and diligence on the part of financial institutions, especially in light of the obligation imposed on financial institutions under anti-money laundering legislation to engage in ongoing monitoring of clients and their activities.

Despite the heightened risk of banking cannabis-related businesses, the current legal landscape for medicinal cannabis, and the expected regulatory framework for legalized recreational cannabis provide financial institutions with various controls to monitor and legitimately bank cannabis-related clients. For instance, the current licensing regime for medicinal cannabis producers is comprehensive and requires that the Canadian Government complete extensive reviews and background checks on each licensed producer. A similarly comprehensive licensing regime is expected under the new legislation to legalize recreational cannabis. Financial institutions could rely on the government’s stringent vetting process to confirm the legitimacy of a cannabis producer when on-boarding a client. The decision to open, close or refuse any particular cannabis-related account will ultimately be made by each financial institution based on a number of factors specific to that institution. However, the regulatory regime for medicinal cannabis and the expected framework for legalized recreational cannabis in Canada can provide financial institutions with the means to legitimately bank cannabis-related clients in a lawful way, meeting the growing financial needs of the cannabis industry in Canada.

Health Canada data shows that 201,398 patients in Canada were registered to use medical marijuana by the end of the period April 1, 2017 to June 30, 2017, establishing a market worth in excess of $150 million. By 2024, Health Canada estimates that the number of patients using medical marijuana will grow to 450,000, creating a market worth an estimated $1.3 billion.

Financial Transactions

Certain financial institutions in Canada and the U.S. will not allow companies who generate funds from the sale of cannabis and cannabis related products to open bank accounts or process the transfer of funds from the sale of cannabis.

Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by marijuana-related conduct can form the basis for prosecution under the money laundering statutes (18 U.S.C. § 1956 and 1957), the unlicensed money transmitter statute (18 U.S.C. § 1960), and the Bank Secrecy Act (the "BSA"). Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from marijuana-related businesses in the U.S. must do so in compliance with the "Cole Financial Crime Memo" and the "FinCEN Memo," each dated February 14th, 2014. The Cole Financial Crime Memo states that prosecutors should apply the enforcement priorities of the Cole Memorandum in determining whether to charge individuals or institutions with crimes related to financial transactions involving the proceeds of marijuana-related conduct. The FinCen Memo provides guidelines to banks on how to accept deposits from marijuana-related businesses while remaining compliant with the BSA. The Financial Crime Enforcement Network has not rescinded the FinCEN Memo following the U.S. Department of Justice’s January 4, 2018 announcement rescinding the Cole Memorandum.

Currently, management expects to be able to transfer any funds owed to the Issuer by BrightLeaf (or its subsidiaries) into bank accounts held by Cannex outside of the United States. However, given the regulatory uncertainty with respect to banking and cannabis in the United States, such ability to transfer may be eliminated and/or hampered at any time. In the foreseeable future, the Issuer expects any amounts payable by BrightLeaf (or its subsidiaries) to the Issuer to be paid to Cannex USA or deployed in other investments in the United States. The Issuer expects to fund its operations through BrightLeaf and its subsidiaries’ cash flow from operations. The Issuer may also consider future debt or equity financings.

Competitive Conditions and Environment

Financing for companies in the cannabis sector is more difficult than other sectors, particularly in the United States, due to the fact that cannabis is still classified as a Schedule I drug and illegal at a Federal level. The changing regulatory environment at a state level further complicates financing for companies in this sector.

The fast growing market for legalized cannabis in both Canada and the U.S. has created a competitive environment for cannabis producers as well as other types of companies who provide goods and services to the cannabis industry. However, there remains a significant lack of traditional sources of bank lending and equity capital available to fund the operations of companies in the cannabis sector. Management believes that the Issuer can continue to expand its cannabis-related holdings by providing tailored, state law compliant, and financially attractive sources of funding and/or equity investment to cannabis and cannabis-connected companies, as evidenced by its Contribution Agreement with BrightLeaf. Because of the rapid growth of the cannabis industry, the Issuer faces competition from other companies in the sector who are accessing the equity capital markets.

4.2	Asset backed Securities Outstanding

This section is not applicable to the Issuer.

4.3	Mineral Projects

This section is not applicable to the Issuer.

4.4	Oil and Gas Operations

This section is not applicable to the Issuer.

5.      SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1	Annual and Quarterly Financial Information

As the Issuer was formed as a result of the RTO Amalgamation and, as it has not carried on an active business for a number of years, it does not have extensive historical financial statements presented on a consolidated basis. The following table provides a brief summary of available pro-forma financial information of the Issuer as of July 31, 2017 and should be read in conjunction with the Issuer Pro-Forma Financial Statements attached hereto as Appendix "C":

Issuer Pro Forma (unaudited) as at October 31, 2017
Total revenues	$1,929,860
Net Income (Loss)	($7,303,378)
Basic and Diluted Income (Loss) per Share	($0.04)
Total Assets	$56,710,412
Total Long-Term Liabilities	$23,068,961
Cash dividends declared per share	Nil

In addition, the following table summarizes selected pro-forma consolidated financial information for the Issuer as at September 30, 2017 and should be read in conjunction with the Issuer Pro-Forma Financial Statements, the Cannex Financial Statement and the BrightLeaf Financial Statements attached hereto as Appendices "C", "D", and "E", respectively, and the Arco Financial Statements filed on Arco’s SEDAR profile and incorporated by reference hereto:

	Arco (audited) as at October 31, 2017 ($)	Cannex (audited) as at September 30, 2017 ($)	BrightLeaf (audited) as at September 30, 2017 ($)	Pro Forma Adjustments ($)	Issuer Pro Forma (unaudited) as at October 31, 2017 ($)
Current assets	19,915	547,895	777,119	15,393,170	16,738,099
Total assets	19,915	547,895	40,749,432	15,393,170	56,710,412
Current liabilities	587,226	75,497	34,628,919	(30,379,766)	4,911,876
Total liabilities	587,226	75,497	37,106,017	(14,699,779)	23,068,961
Shareholders’ (or Members’) equity (deficit)	(567,311)	472,398	3,643,415	30,092,949	33,641,451

A large majority of the Issuer’s balance sheet and operating statement is exposed to U.S. cannabis-related activities, with the primary exception being the Issuer’s U.S. real property holdings.

5.2	Dividends

The Issuer does not intend, and is not required, to pay any dividends on the Issuer Shares. Any decision to pay dividends will be made on the basis of the Issuer’s earnings, financial requirements and other conditions existing at the time. The Issuer’s ability to pay dividends may be affected by U.S. state and federal regulations. See Section 17 – Risk Factors hereto.

5.3	Foreign GAAP

The financial statements included in this Listing Statements have been, and the future financial statements of the Issuer shall be, prepared in accordance with IFRS.

6.      MANAGEMENT DISCUSSION AND ANALYSIS

6.1	Annual MD&A

Arco’s annual Management’s Discussion and Analysis ("MD&A") for its most recent fiscal year ended April 30, 2017 has been posted and is accessible at www.sedar.com. This 2017 annual MD&A is specifically incorporated into and forms an integral part of this Listing Statement.

6.2	Interim MD&A

Each of Arco’s interim MD&A for the second quarter ended October 31, 2017 and the first quarter ended July 31, 2017 has been posted and is accessible at www.sedar.com. Each MD&A for the said fiscal periods is specifically incorporated into and forms an integral part of this Listing Statement, and should be read in conjunction with the Arco Financial Statements and the notes thereto for the corresponding time periods.

7.      MARKET FOR SECURITIES

The Issuer is a reporting issuer in British Columbia and Alberta. Prior to listing on the CSE, the Issuer Shares were listed on the NEX Board under the symbol "ARR.H".

8.      CONSOLIDATED CAPITALIZATION

The following table sets forth the share and loan capital of the Issuer as at April 30, 2017 and the date of this Listing Statement, after giving effect to the RTO Amalgamation.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding as of April 30, 2017	Amount Outstanding as of the date of this Listing Statement
Issuer Common Shares	Unlimited	9,387,323(1)	87,192,203
Issuer Class A Shares	Unlimited	Nil	96,521,734
Issuer Warrants	24,109,936	Nil	24,109,936(2)
Cannex Agent Options	2,893,192	Nil	2,893,192(3)
Issuer Options	11,650,000	Nil	11,650,000(4)
BrightLeaf Vendor Notes	~$13,000,000	Nil	~$13,000,000(5)

Notes:
(1)	On a pre-Consolidation basis.
(2)

Issued in connection with the Cannex Private Placement. Each Issuer Warrant may be exercised for one Issuer Common Share at an exercise price of $1.50 for 24 months from satisfaction of the Cannex Private Placement Escrow Release Conditions.

(3)

Issued upon conversion of the Subscription Receipts sold pursuant to the Cannex Private Placement. Each Cannex Agent Option is exercisable for one Issuer Common Share at an exercise price of $1.00 for 24 months from the satisfaction of the Cannex Private Placement Escrow Release Conditions.

(4)

Issued under the Cannex Option Plan. Includes 3,700,000 Issuer Options exercisable into 3,700,000 Issuer Class A Shares, which are in turn convertible to Issuer Common Shares on a 1:1 basis, without payment of additional consideration, at the option of the holder or the Issuer, if such conversion would not cause the Issuer to become a Domestic Issuer (as defined in Rule 902(e) of Regulation S of the U.S. Securities Act.

(5)

The BrightLeaf Vendor Notes were issued in connection with the BrightLeaf Acquisition and will remain outstanding following completion of the RTO Amalgamation for a period of 24 months. Holders of BrightLeaf Vendor Notes are entitled to receive the greater of interest or 50% of the Distributable Cash of BrightLeaf, on a monthly basis, until the BrightLeaf Vendor Notes are repaid in full. The BrightLeaf Vendors Notes are secured by a pledge and a first security interest in such number of units that is proportionate to the face amount of the BrightLeaf Vendor Notes, as of their effective date, in relation to the aggregate purchase price of the BrightLeaf Acquisition. Holders of BrightLeaf Vendor Notes who subsequently wish to convert their BrightLeaf Vendor Notes will be entitled to Issuer Class A Shares at a deemed price of $1.00 per Issuer Class A Share (subject to adjustment) on conversion thereof.

9.      OPTIONS TO PURCHASE SECURITIES

In connection with the RTO Amalgamation, the Issuer replaced the Arco Option Plan with one stock option plan respecting each of the Issuer Common Shares and the Issuer Class A Shares (together, the "Issuer Option Plans"), on the terms set out below. The Issuer Option Plans were approved by Arco Shareholders by way of the Arco Amalgamation Consent Resolution on January 30, 2018.

The following information is a brief summary of the Issuer Option Plans:

(a)

the maximum number of Issuer Options which may be granted to any one Issuer Option holder under the Issuer Option Plans within any 12-month period shall be 5% of the number of Issuer Class A Shares and Issuer Common Shares, taken together, that are outstanding (on a non-diluted basis) immediately prior to the grant of Issuer Option in question (the "Outstanding Issue") (unless the Issuer has obtained disinterested shareholder approval);

(b)

if required under applicable regulatory laws, disinterested shareholder approval is required to the grant to insiders, within a 12-month period, of a number of Issuer Options which, when added to the number of outstanding incentive stock options granted to insiders within the previous 12 months, exceed 10% of the Outstanding Issue;

(c)	the expiry date of an Issuer Option shall be no later than the tenth anniversary of the grant date of such Issuer Option;

(d)	the maximum number of Issuer Options which may be granted to any one consultant within any 12- month period must not exceed 2% of the Outstanding Issue; and

(e)

the maximum number of Issuer Options which may be granted within any 12-month period to employees or consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Issuer Options vesting in any three month period.

The Issuer Option Plans provide that other terms and conditions may be attached to a particular Issuer Option at the discretion of the Board of Directors of the Issuer. The Issuer Option Plans are subject to receipt of the annual ratification of Issuer Shareholders and annual CSE acceptance.

As of the date of this Listing Statement, the following options are issued and outstanding under the Issuer Option Plans:

Persons who hold Issuer Options upon completion of the RTO Amalgamation	Number of Issuer Options	Exercise Price	Expiry Date	Current Market Value of Issuer Shares under Option(1)
All proposed officers of the Issuer, as a group (3 persons)	3,600,000	$1.00	December 11, 2022	$3,600,000
All proposed directors of the Issuer who are not also proposed officers, as a group (5 persons)	2,800,000	$1.00	December 11, 2022	$2,800,000
All consultants of the Issuer	5,250,000	$1.00	December 11, 2022	$5,250,000
All other persons(2)	2,893,192	$1.00	December 11, 2022	$2,893,192
Total	14,543,192			$14, 543,192

Notes:
(1)

Based on a market price of $0.35 per Arco Common Share (adjusted from $0.055 to reflect the Consolidation) on the TSXV on October 9, 2017, being the last trading day prior to the halting of trading in the Arco Common Shares in connection with the announcement of the Transaction.

(2)	Issued to the Agents and Finders in connection with the Cannex Private Placement.

10.      DESCRIPTION OF SECURITIES

10.1	General

Issuer Shares

Following the RTO Amalgamation, the Issuer is authorized to issue an unlimited number of Issuer Common Shares and an unlimited number of Issuer Class A Shares.

The holders of Issuer Common Shares are entitled to receive notice of and to attend and vote at all meetings of the Issuer Shareholders and each Issuer Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer. The holders of the Issuer Common Shares are entitled to receive such dividends in any financial year as the Issuer’s board may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, holders of Issuer Common Shares are entitled to share rateably, together with holders of Issuer Class A Shares, in such assets of the Issuer as are available for distribution.

The holders of the Issuer Class A Shares, including those issued in connection with the RTO Amalgamation, are entitled to receive notice of and to attend all meetings of the shareholders or holders of Issuer Class A Shares and to one vote per Issuer Class A Share at any meeting of the shareholders of the Issuer provided that the holders of the Issuer Class A Shares will not be entitled to vote for the election or removal of the directors of the Issuer. Such holders will be entitled to receive dividends as and when declared by the board if also paid to holders of Issuer Common Shares. In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, holders of Issuer Class A Shares are entitled to share rateably, together with holders of Issuer Common Shares, in such assets of the Issuer as are available for distribution.

Each Issuer Class A Share shall be convertible into one Issuer Common Share, without payment of additional consideration, at the option of the holder thereof as follows:

(a)	at any time that is not a Restricted Period;

(b)

if the Issuer determines that it has ceased to be a "foreign issuer" (see below), as such term is defined in Rule 902(e) of the US Securities Act, and has notified the holders of the Issuer Class A Shares of such determination;

(c)

if there is an offer to purchase the Issuer Common Shares which must be made by reason of applicable securities legislation or the rules or policies of a stock exchange to all or substantially all of the holders of Issuer Common Shares any of whom are in, or whose last address as shown on the books of the Issuer is in, a province or territory of Canada to which the relevant requirement applies.

For these purposes, a "Restricted Period" means any time at which the board of directors of the Issuer reasonably believes that the Issuer is a "Domestic Issuer" under applicable United States securities laws – being a U.S. issuer or a non-U.S. issuer that has a majority (50.1% or more) of its outstanding voting securities held by U.S. residents and either the majority of the executive officers or directors are U.S. citizens or residents, a majority of the assets of the issuer are located in the U.S., or the business of the issuer is administered principally in the U.S. – or would become a Domestic Issuer as a result of the issuance of Issuer Common Shares upon the conversion of an Issuer Class A Share.

In addition, each Issuer Class A Share may be converted into one Issuer Common Share at any time and from time to time at the option of the Issuer upon notice to the holder thereof.

As of the date of this Listing Statement, there are 87,192,203 Issuer Common Shares and 96,521,734 Issuer Class A Shares issued and outstanding (taking into account the RTO Amalgamation).

10.2	Debt Securities

The BrightLeaf Vendor Notes are considered "debt securities". Please see the definition of BrightLeaf Vendor Notes in Section 26 – Glossary and the Amalgamation Agreement filed on Arco’s SEDAR profile on December 29, 2017 and incorporated by reference herein for more information on the BrightLeaf Vendor Notes.

10.3	Other Securities, Modification of Terms and Other Attributes (10.3 to 10.6)

None of the matters set out in sections 10.3 to 10.6 of this Listing Statement are applicable to Arco Shares, Cannex Shares or Issuer Shares.

10.4	Prior Sales

The following table summarizes the issuances of Issuer Shares or securities convertible into Issuer Shares.

Date of Issue	Class of Security	Number of Securities Issued	Price per Security	Total Issue Price
March 12, 2018	Issuer Common Shares	36,972,328(1)	$1.00	$36,972,328

March 12, 2018	Issuer Common Shares	2,000,003(3)	$1.00	$2,000,003
March 12, 2018	Issuer Class A Shares	96,521,734(3)	$1.00	$96,521,734
March 12, 2018	Issuer Common Shares	48,219,872 (4)	$1.00 (3)	$48,219,872 (3)
March 12, 2018	Issuer Warrants	24,109,936 (4)	Nil(4)	N/A(4)
March 12, 2018	Cannex Agent Options	2,893,192(5)	Nil(5)	N/A(5)
March 12, 2018	Issuer Options	11,650,000(6)	Nil(6)	N/A(6)

Notes:
(1)	Issued to certain Cannex Shareholders pursuant to the RTO Amalgamation.
(2)	Issued to certain Arco Shareholders pursuant to the RTO Amalgamation.
(3)

Issued to certain U.S. Cannex Shareholders pursuant to the RTO Amalgamation. Each Issuer Class A Share is convertible into Issuer Common Shares on a 1:1 basis, without payment of additional consideration, at the option of the holder or Arco, if such conversion would not cause Arco to become a Domestic Issuer as defined in Rule 902(e) of Regulation S of US Securities Act.

(4)

Issued upon conversion of the Subscription Receipts sold pursuant to the Cannex Private Placement. Each Subscription Receipt was issued by Cannex at a price of $1.00 each and each entitling the holder thereof to acquire, upon satisfaction of the Cannex Private Placement Escrow Conditions, one Issuer Common Share and one-half of one Issuer Warrant, with each such whole Issuer Warrant exercisable to purchase one Issuer Common Share for $1.50 for a period of 24 months (subject to the Warrant Acceleration) following the satisfaction of the Cannex Private Placement Escrow Release Conditions.

(5)

Issued upon conversion of the Subscription Receipts sold pursuant to the Cannex Private Placement. Each Cannex Agent Option is exercisable for one Issuer Common Shares at an exercise price of $1.00 for 24 months from the satisfaction of the Cannex Private Placement Escrow Release Conditions.

(6)

Issued under the Cannex Option Plan. Includes 3,700,000 Issuer Options exercisable into 3,700,000 Issuer Class A Shares, which are in turn convertible to Issuer Common Shares on a 1:1 basis, without payment of additional consideration, at the option of the holder or the Issuer, if such conversion would not cause the Issuer to become a Domestic Issuer (as defined in Rule 902(e) of Regulation S of the U.S. Securities Act.

Please also refer to the "Prior Sales" section of Appendices "A" and "B" for information regarding Arco’s and Cannex’s prior sales, respectively.

10.5	Stock Exchange Price

Prior to listing on the CSE, the Issuer Shares were listed and posted for trading (as Arco Common Shares) on the TSXV under the symbol "ARR.H". The following table sets forth the high, low and closing prices and volumes of the Arco Common Shares as traded on the NEX for the periods indicated:

Period	High	Low	Average Volume
December 2017	No Trades(1)
November, 2017	No Trades(1)
Quarter ended October 31, 2017(1)	$0.08	$0.055	1,803
Quarter ended July 31, 2017	$0.12	$0.05	1,678
Quarter ended April 30, 2017	$0.075	$0.06	1,308
Quarter ended January 31, 2017	$0.095	$0.06	201
Quarter ended October 31, 2017	$0.09	$0.05	5,075
Quarter ended July 31, 2016	$0.08	$0.045	3,920
Quarter ended April 30, 2016	$0.05	$0.03	1,146

Notes:
(1)	Trading of Arco Common Shares on NEX was halted on Oct. 10, 2017 in connection with the announcement of the Transaction.

11.      ESCROWED SECURITIES

As required under the policies of the CSE, upon completion of the RTO Amalgamation, Cannex Shareholders’ Issuer Shares were to be held in escrow and released in accordance with voluntary lock-ups and NP 46-201. The following securities of the Issuer are held in escrow as of the date of this Listing Statement:

Designation of Class Held in Escrow	Number of Securities Held in Escrow(1)(2)(3)	Percentage of Class
Issuer Common Shares	30,624,355	34.99%
Issuer Class A Shares	89,520,301	92.74%

Notes
(1)	Alliance Trust Company acts as escrow agent.
(2)

The proposed directors and officers of the Issuer hold, not taking into account the 10% of the escrowed shares released from escrow as at the date of this Listing Statement, the following escrowed securities: Anthony Dutton (6,245,000 Issuer Common Shares); D. Barry Lee (4,730,000 Issuer Common Shares); Leonid Gontmakher (see below); Gerald Derevyanny (515,000 Issuer Common Shares); Dmitriy Goykhman (250,000 Issuer Common Shares); Gregory Marshall (2,000,000 Issuer Common Shares); Thomas Peters (400,000 Issuer Common Shares); and Roman Tkachenko (see below). See Section 13 – Directors and Officers.

(3)

The principal shareholders (those holding over 10% of any class of voting security) hold, not taking into account the 10% of escrowed shares released from escrow as at the date of this Listing Statement, the following escrowed securities: (i) Arkadi Gontmakher (14,656,952 Issuer Class A Shares); (ii) Leonid Gontmakher (25,606,400 Issuer Class A Shares); (iii) Oleg Orlovskii (12,416,857 Issuer Class A Shares); (iv) Roman Tkachenko (12,134,161 Issuer Class A Shares); Olan LLC (11,970,060); and (v) Vlad Orlovskii (12,135,266 Issuer Class A Shares). See Section 12 – Principal Shareholders.

All of the foregoing Issuer Shares are subject to escrow pursuant to the terms of the Voluntary Pooling Agreement entered into prior to closing of the RTO Amalgamation, with such Issuer Shares to be released from escrow as follows:

Proportion To Be Released	Release Date
1/10 of the Escrowed Shares	Closing Date
1/6 of the remaining Escrowed Shares	6 months from the Closing Date
1/5 of the remaining Escrowed Shares	12 months from the Closing Date
1/4 of the remaining Escrowed Shares	18 months from the Closing Date
1/3 of the remaining Escrowed Shares	24 months from the Closing Date
1/2 of the remaining Escrowed Shares	30 months from the Closing Date
the remaining Escrowed Shares	36 months from the Closing Date

As of the date of this Listing Statement, 1/10 of the escrowed shares (13,349,406) have been released from escrow and 120,144,656 Issuer Shares remain in escrow.

12.      PRINCIPAL SHAREHOLDERS

Except as set forth below, to the knowledge of the directors and executive officers of the Issuer, following completion of the RTO Amalgamation, no person or corporation will beneficially own, directly or indirectly, or exercise control or direction over, Issuer Shares carrying more than 10% of the voting rights attached to all outstanding Issuer Shares (either on an undiluted or fully diluted basis).

As of the date of this Listing Statement, the following persons hold more than 10% of any class of voting securities(1) of the Issuer on an undiluted basis:

Name	Number of Issuer Shares	Class of Shares	Ownership	Percentage of Class
Arkadi Gontmakher	14,656,952	Issuer Class A Shares	Direct	15.19%
Leonid Gontmakher	25,606,400	Issuer Class A Shares	Direct	26.53%
Oleg Orlovskii	12,416,857	Issuer Class A Shares	Direct	12.86%
Roman Tkachenko	12,134,161	Issuer Class A Shares	Direct	12.57%
Vlad Orlovskii	23,985,625	Issuer Class A Shares	Direct & Indirect	24.85%

Notes:
(1)

Holders of Issuer Class A Shares are entitled to one vote per Issuer Class A Share at any meeting of the shareholders of the Issuer provided that the holders of Issuer Class A Shares will not be entitled to vote for the election or removal of directors of the Issuer.

13.      DIRECTORS AND OFFICERS

13.1	to 13.3 Directors and Officers

The following table sets forth the name of all directors and officers of the Issuer, their municipalities of residence, their current positions with the Issuer, their principal occupations during the past five years and the number and percentage of Issuer Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the date of this Listing Statement. Such persons were appointed to the positions indicated below immediately following the completion of the RTO Amalgamation. All directors cease to hold office immediately before the election or appointment of directors at the next annual general meeting.

Name, Municipality and Province of Residence and Position(s) to be Held at Closing (1)	Principal Occupation Over the Past 5 Years (2)	Issuer Shares Outstanding upon Closing(3) (4)
		Number of Shares	Percentage (%)
Anthony Dutton Vancouver, British Columbia, Canada President, CEO and Director	President – Delu Corp. President, CEO and Director of IBC Advanced Alloys Corp.	6,245,000	3.39
Leonid (Leo) Gontmakher Dorado, Puerto Rico, United States COO and Director	President - Maha Consulting Inc. CEO and Co-Founder – Superior Gardens LLC	29,948,857	16.27
D. Barry Lee Vancouver, British Columbia, Canada CFO and Corporate Secretary	Principal - First Merit Group	4,730,000	2.57

Name, Municipality and Province of Residence and Position(s) to be Held at Closing (1)	Principal Occupation Over the Past 5 Years (2)	Issuer Shares Outstanding upon Closing(3) (4)
		Number of Shares	Percentage (%)
Gerald (Jerry) Derevyanny(6) Kirkland, Washington, United States Director	Chief Operating Officer and General Counsel – BrightLeaf Founder/Owner - 7Point General Counsel – Superior Gardens LLC Partner – Adler Vermillion & Skoclich LLP	515,000	0.28
Dmitriy Goykhman(5) Brooklyn, New York United States Director	Founder – DGA Tax	250,000	0.14
Gregory Marshall(5) (6) Dunedin, New Zealand Director	Managing Director – Logic Funds	2,000,000	1.09
Thomas Peters(5) Larkspur, California, United States Director	Managing Director – Inverness Advisors	400,000	0.22
Roman Tkachenko(6) Redmond, Washington, United States Director	CEO and COO – Direct Source Seafood LLC CEO – Marine Treasures International Inc.	14,191,931	7.71
Total:		58,280,788	31.67

Notes:
(1)	The information as to municipality of residence and principal occupation, not being within the knowledge of the Issuer, has been furnished by the respective directors and officers individually.
(2)	The information as to principal occupation, business or employment has been furnished by the respective directors and officers individually.
(3)

The information as to the number of Issuer Shares expected to beneficially owned, or controlled or directed, directly or indirectly, by the proposed directors and officers immediately following the Closing has been furnished by the respective directors and officers individually or Alliance Trust Company.

(4)	Based on 183,713,937 Issuer Shares expected to be outstanding following the RTO Amalgamation, on an undiluted basis, assuming completion of the Consolidation.
(5)	Proposed member of Audit Committee of the Issuer.
(6)	Proposed member of Compensation Committee of the Issuer.

13.4	Board Committees

Subsequent to the completion of the RTO Amalgamation, the board of directors of the Issuer will have two standing committees, being the Audit Committee and the Compensation Committee.

The Audit Committee of the Issuer will adopt the audit committee charter of Arco. The Audit Committee will oversee the retention, performance and compensation of the Issuer’s independent auditors, and oversee and establish procedures concerning systems of internal accounting and control. The Audit Committee will be comprised of Messrs. Goykhman, Marshall and Peters.

The board of directors of the Issuer will establish the Compensation Committee to assist the board in settling the compensation of directors and senior executives, and developing and submitting to the board recommendations with regard to other employee benefits. It is anticipated that the Compensation Committee will be comprised of Messrs. Tkachenko, Derevyanny, and Marshall.

13.5	Director and Officer Principal Occupations

The principal occupation of each of the Issuer’s proposed directors and officers is disclosed in the table above.

13.6	Corporate Cease Trade Orders and Bankruptcies

No director, officer or promoter of the Issuer or a shareholder holding sufficient number of securities of the Issuer to affect materially the contract of the Issuer, is, or within the last ten years has been, a director or officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive;

(b)	was subject to an order that was issued after he or she ceased to act in that capacity, which resulted from an event that occurred while that person was acting as director, officer or promoter;

(c)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

13.7 and 13.8	Penalties and Sanctions

Except as noted below, no director, officer, or promoter of the Issuer or any shareholder anticipated to hold a sufficient amount of securities to affect materially the control of the Issuer, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely considered important to a reasonable investor in making an investment decision.

Greg Marshall received a four-month suspension from the Australian Securities Commission in 1991. Mr. Marshall was prohibited from doing any act as a representative of a dealer or investment adviser for four months from November 28, 1991 to March 27, 1992, inclusive.

13.8	Personal Bankruptcies

No director, officer or promoter of the Issuer, or a securityholder anticipated to hold sufficient securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons, has, within the 10 years before the date of this Listing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or promoter.

13.9	Existing or Potential Material Conflicts of Interest

Directors and officers of the Issuer may also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm’s length negotiations but only through exercise by the officers and directors of such judgment as is consistent with their fiduciary duties to the Issuer which arise under applicable corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as directors or officers of the Issuer. It is expected that all conflicts of interest will be resolved in accordance with the BCBCA. It is expected that any transactions with officers and directors will be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Issuer, and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

In connection with the BrightLeaf Acquisition, Leonid (Leo) Gontmakher and Gerald (Jerry) Derevyanny (along with certain key personnel of BrightLeaf, including Vlad Orlovskii, Arkadi Gontmakher and Oleg Orlovskii) have entered into non-circumvention agreements, whereby they have each agreed not to enter into any competing business for a period of three years after the closing of the RTO Amalgamation, unless such opportunity is first presented to the Issuer.

13.10	Management

The following are brief biographical descriptions of the proposed directors and officers of the Issuer upon completion of the RTO Amalgamation:

Mr. Anthony Dutton
Proposed Director and Chief Executive Officer / Age: 60

Mr. Dutton will lead the Issuer’s corporate activities including its capital markets relationships, finance initiatives and industry relations. He will work closely with the Issuer’s Chief Operating Officer and Board of Directors to realize the Issuer’s strategic plan. He brings extensive experience in business development, strategic planning and capital markets expertise to Cannex. Mr. Dutton was CEO, co-founder and a director of IBC Advanced Alloys (TSX.V:IB) from 2007 to 2017 and is a founding public director of Trakopolis Inc. (TSX.V:TRAK). Mr. Dutton holds a BA Econ. (Honours) from the University of British Columbia, an MA from Dalhousie University and an MBA from the Cranfield School of Management in the UK.

Mr. Leonid (Leo) Gontmakher
Proposed Director and Chief Operating Officer / Age: 32

As Chief Operating Officer, Mr. Gontmakher will develop, implement and lead all operational activities of the Issuer with specific focus on facilities development and management as well as strategic cannabis industry related initiatives. Mr. Gontmakher has a successful record of success in the growing cannabis industry. He was a co-founder, and has acted as a key advisor to Superior Gardens, Washington State’s largest full line cannabis cultivator and processor. In addition to his leadership at Superior Gardens, Mr. Gontmakher is also the founder and CEO of BrightLeaf, global experts in the cannabis industry with experience in facility design, construction management, equipment sourcing, operations, product development, branding, sales and marketing strategy and software solutions. Prior to forming BrightLeaf, Mr. Gontmakher held senior management positions at one of North America’s largest importer/wholesalers of specialized frozen seafood products, Direct Source Seafood LLC. He is based in Dorado, Puerto Rico and has a BA in Business Management from the University of Arizona.

Mr. D. Barry Lee
Proposed Director and Chief Financial Officer / Age: 61

Mr. Lee is a co-founder of First Merit Group, a Vancouver British Columbia based strategic advisory firm serving early stage and high growth companies. His focus is on public and private technology and energy companies where he has a long and successful history of providing strategic planning, corporate governance and financial related advisory services. Mr. Lee is the past CEO or CFO and a director of Canadian Phoenix Resources Corp. and Watch Resources Ltd. He holds a BA from the University of Alberta.

Mr. Roman Tkachenko
Proposed Director / Age: 34

Mr. Tkachenko is the CEO of Direct Source Seafood LLC, one of North America’s largest importer/wholesalers of specialized frozen seafood products. He has over 14 years’ experience in the seafood industry, starting in logistics and coordinating fueling operations for fishing vessels, moving into purchasing and sales, and later into executive roles. Mr. Tkachenko co-founded Direct Source Seafood in 2010 and led it from $20m in yearly revenues to just under $200m in yearly revenues. Mr. Tkachenko was also the CEO of Marine Treasures International, a company specializing in international sourcing of frozen seafood from 2013-2017. Mr. Tkachenko holds a BS in Accounting from Central Washington University.

Mr. Thomas Peters
Proposed Director / Age: 52

Mr. Peters is a co-founder and Managing Director at Inverness Advisors, a San Francisco based strategic advisory firm to middle-market and growth companies in the technology, media and enterprise services sectors. Prior to forming Inverness in 2012, Tom was Head of Digital Media Technology at Montgomery & Co., a firm he joined in 2005. Mr. Peters began his career in the M&A group at Dillon, Read & Co. in New York in 1987 and in 1991, he joined Hambrecht & Quist in San Francisco to help start the firm’s M&A practice. Since then he has focused on M&A advisory work and capital raising transactions for emerging growth companies. He graduated magna cum laude from Washington and Lee University and received his MBA from the University of Virginia’s Darden Graduate School of Business.

Mr. Gerald (Jerry) Derevyanny
Proposed Director / Age: 34

Mr. Derevyanny is the current COO and General Counsel of BrightLeaf, in addition to the being the owner of 7Point. Prior to that, Mr. Derevyanny was General Counsel of Superior Gardens and helped guide Superior Gardens from its pre-licensed phase to becoming a 200+ employee cannabis producer/processor. Mr. Derevyanny was also previously the head litigation partner at Adler Vermillion & Skocilich LLP after starting his career as a Complex Commercial Litigator at Kaye Scholer LLP in New York City (now Arnold & Porter Kaye Scholer LLP). Mr. Derevyanny holds a BA in Business Administration with a focus in Entrepreneurship from the University of Washington and a JD from

Boston University. Mr. Derevyanny is a licensed attorney in Washington and New York.

Mr. Gregory Marshall
Proposed Director / Age: 53

Mr. Marshall is the Founder and CEO of Logic Fund Management based in Dunedin, New Zealand. He has more than 30 years of principal investor experience across a wide variety of asset classes. He initially worked with Bain & Co in Sydney and was subsequently the Managing Director of Island Capital with offices in New York and San Francisco. Mr. Marshall founded Logic in 2003 and focuses on a wide variety of investment strategies including capital structure arbitrage and alternative investments, most recently in the liquor and gaming industries. Mr. Marshall holds an LLB from the University of Canterbury, Christchurch, New Zealand.

Mr. Dmitriy Goykhman
Proposed Director / Age: 34

Mr. Goykhman is the founder of DGA Tax, a boutique tax practice specializing in tax structuring, with an emphasis in growth phase companies, operational consulting, cross-border taxation, financial reporting, and modeling. Prior to starting DGA Tax, Mr. Goykhman worked at Ernst & Young in the real estate and retail & consumer market tax practice groups. Mr. Goykhman is a licensed CPA and a Chartered Global Management Accountant. Mr. Goykhman holds a BA in Accounting and an MA in Taxation from Pace University in New York City.

14.      CAPITALIZATION

14.1	Capitalization Chart

As of March 12, 2018	Number of Securities		% of Issued Capital
	(non- diluted)	(fully-diluted)	(non- diluted)	(fully- diluted)
Public Float
Total outstanding (A):	183,713,937(1)	235,707,257	100%(2)	100%(3)
Held by Related Persons or employees of the Company or Related Person of the Company or by persons or companies who beneficially own or control, directly or indirectly, more than a 5% voting position in the Company (or who would beneficially own or control, directly or indirectly, more than a 5% voting position in the Company upon exercise or conversion of other securities held) (B):	127,030,355(4)	146,430,355 (5)	69.01%	62.12%
Total Public Float (A) - (B):	56,683,582	89,276,902	30.85%	37.87%
Freely-Tradable Float
Number of outstanding securities subject to resale restrictions, including restrictions imposed by pooling or other arrangements or in a shareholder agreement and securities held by control block holders	133,494,062(6)	153,144,062(6)	72.66%	64.97%

(C):
Total Tradable Float (A) - (C):	50,219,875	82,563,195	27.33%	35.02%

Notes:
(1)	The total number of (non-diluted) securities is comprised of 87,192,203 Issuer Common Shares and 96,521,734 Issuer Class A Shares..
(2)	On a non- diluted basis, 47.55% of the issued capital is comprised of Issuer Common Shares and 52.45% of the issued capital is comprised of Issuer Class A Shares.
(3)	On a fully-diluted basis, 55.03% of the issued capital is comprised of Issuer Common Shares and 44.96% of the issued capital is comprised of Issuer Class A Shares.
(4)	The total number of Issuer Common Shares held by such persons is 30,508,621 and the total number of Issuer Class A Shares held by such persons is 96,521,734.
(5)	3,200,000 Issuer Options exercisable for Issuer Common Shares are held by such persons and 3,400,000 Issuer Options exercisable for Issuer Class A Shares are held by such persons.
(6)	See Section 11 – Escrowed Securities.

Public Securityholders (Registered)

For the purposes of the following table, "public securityholders" are persons other than persons enumerated in section (B) of the above Issued Capital table, and only registered holders are listed.

Class of Security: Common Shares

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	0	0
100 – 499 securities	0	0
500 – 999 securities	0	0
1,000 – 1,999 securities	0	0
2,000 – 2,999 securities	1	2,000
3,000 – 3,999 securities	0	0
4,000 – 4,999 securities	0	0
5,000 or more securities	104	40,673,105
Total	105	40,675,105

Public Securityholders (Beneficial)

For the purposes of the following table, "public securityholders (beneficial)" include (i) beneficial holders holding securities in their own name as registered shareholders; and (ii) beneficial holders holding securities through an intermediary; but does not include "non-public securityholders" being those persons enumerated in section (B) of the above Issued Capital table.

Class of Security: Common Shares

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	0	0
100 – 499 securities	0	0
500 – 999 securities	0	0
1,000 – 1,999 securities	0	0

Size of Holding	Number of holders	Total number of securities
2,000 – 2,999 securities	0	0
3,000 – 3,999 securities	0	0
4,000 – 4,999 securities	0	0
5,000 or more securities	48	9,725,000
Unable to confirm	430	485,417
Total	478	10,210,417

Non-Public Securityholders (Registered)

For the purposes of this table, "non-public securityholders" are persons enumerated in section (B) of the above Issued Capital table.

Class of Security: Common Shares

Size of Holding	Number of holders	Total number of securities
1 - 99 securities	0	0
100 – 499 securities	0	0
500 – 999 securities	0	0
1,000 – 1,999 securities	0	0
2,000 – 2,999 securities	0	0
3,000 – 3,999 securities	0	0
4,000 – 4,999 securities	0	0
5,000 or more securities	10	22,699,132
Total	10	22,699,132

14.2	Convertible or Exchangeable Securities

Description of Security (include conversion / exercise terms, including conversion / exercise price)	Number of Convertible or Exchangeable Securities Outstanding	Number of Listed Securities Issuable Upon Conversion or Exercise
Issuer Class A Shares / N/A / $1.00	96,521,734(1)	96,521,734
Issuer Warrants / 2 Years / $1.50	24,270,406	24,270,406
Cannex Agent Options / 2 Years / $1.00	2,893,192	2,893,192
Issuer Options / 5 Years / $1.00	11,650,000(2)	11,650,000
BrightLeaf Vendor Notes / 2 Years / $1.00	~$13,000,000(3)	~13,000,000

Notes:
(1)

Convertible to Issuer Common Shares on a 1:1 basis, without payment of additional consideration, at the option of the holder or the Issuer, if such conversion would not cause the Issuer to become a Domestic Issuer (as defined in Rule 902(e) of Regulation S of the U.S. Securities Act.

(2)

Including 3,700,000 Issuer Options exercisable into 3,700,000 Issuer Class A Shares, which are in turn convertible to Issuer Common Shares on a 1:1 basis, without payment of additional consideration, at the option of the holder or the Issuer, if such conversion would not cause the Issuer to become a Domestic Issuer (as defined in Rule 902(e) of Regulation S of the U.S. Securities Act.

(3)

Principal amount of BrightLeaf Vendor Notes, which are convertible to Issuer Class A Shares at a deemed price of $1.00 per Issuer Class A Share, which are in turn convertible to Issuer Common Shares on a 1:1 basis, without payment of additional consideration, at the option of the holder or the Issuer, if such conversion would not cause the Issuer to become a Domestic Issuer (as defined in Rule 902(e) of Regulation S of the U.S. Securities Act.

14.3	Other Securities Reserves for Issuance

There are no other securities reserved for issuance.

15.      EXECUTIVE COMPENSATION

15.1	Compensation Discussion and Analysis

The objectives, criteria and analysis of the compensation of directors and executive officers of the Issuer will be determined by the Issuer’s board of directors and are expected to be similar to other reporting issuers.

Option Based Awards

The Issuer Option Plans reserve a rolling maximum of 10% of the issued and outstanding Issuer Shares (determined at the time of the stock option grant) for issuance upon the exercise of the stock options granted pursuant to the Issuer's Option Plans. Refer to Section 9 - Options To Purchase Securities for a summary of the Issuer's Option Plans.

Employment Contracts

In connection with the RTO Amalgamation, the Issuer will enter into employment agreements with certain named executive officers, being: Mr. Anthony Dutton and Mr. D. Barry Lee.

16.      INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

16.1	Aggregate Indebtedness

No director, executive officer or senior officer of the Issuer or any associate of any of them, was indebted to the Issuer as at the financial year ended April 30, 2017, or is currently indebted to the Issuer as of the date of this Listing Statement.

16.2	Indebtedness of Directors and Executive Officers under (1) Securities Purchase and (2) Other Programs

No directors or executive officers, or any associates of such persons, or proposed nominee are indebted to the Issuer and no indebtedness of such persons is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Issuer.

17.      RISK FACTORS

17.1	Risk Factors

Investing in Issuer Shares involves significant risks. An investor should carefully consider the risks described below. The risks and uncertainties described below are those that the Issuer currently believes to be material, but they are not the only ones that the Issuer faces. If any of the following risks, or any other risks and uncertainties that the Issuer has not yet identified or that the Issuer currently consider not to be material, actually occur or become material risks, the Issuer’s business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected. In that event, the market price of the Issuer Shares could decline and an investor could lose part or all of such investor’s investment.

Risks Generally Related to the Issuer

The Issuer is a development stage company with little operating history, a history of losses and the Issuer cannot assure profitability.

As the Issuer has only just begun to generate revenue, it is extremely difficult to make accurate predictions and forecasts of its finances. This is compounded by the fact the Issuer intends to operate in the cannabis industry, which is rapidly transforming. There is no guarantee that the Issuer’s products or services will be attractive to potential consumers.

Uncertainty about the Issuer’s ability to continue as a going concern.

The Issuer is in the development stage and is currently seeking additional capital, mergers, acquisitions, joint ventures, partnerships and other business arrangements to expand its product offerings in the cannabis industry and grow its revenue. The Issuer’s ability to continue as a going concern is dependent upon its ability in the future to grow its revenue and achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity and debt, will be sought to finance the operations of the Issuer; however, there can be no certainty that such funds will be available at terms acceptable to the Issuer. These conditions indicate the existence of material uncertainties that may cast significant doubt about the Issuer’s ability to continue as a going concern.

The Issuer’s actual financial position and results of operations may differ materially from the expectations of the Issuer’s management.

The Issuer’s actual financial position and results of operations may differ materially from management’s expectations. As a result, the Issuer’s revenue, net income and cash flow may differ materially from the Issuer’s projected revenue, net income and cash flow. The process for estimating the Issuer’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Issuer’s financial condition or results of operations.

The Issuer may be reliant on a single stream of income through its proposed 100% ownership of BrightLeaf. Adverse changes affecting BrightLeaf could materially affect the Issuer’s plans.

Pursuant to the Contribution Agreement, the Issuer acquired 100% of the membership interests and the business of BrightLeaf. BrightLeaf is a Washington State holding company, holding 100% interests in subsidiary entities engaging in business ancillary to marijuana and holding intellectual property. These businesses have material contracts with the License Holders. The License Holders hold "marijuana producer" licenses and "marijuana processor" licenses, both issued by the WSLCB. BrightLeaf’s activities and resources have been focused on Washington State. The Issuer expects to continue to primarily be in a business relationship with Superior Gardens and 7Point for the foreseeable future. Adverse changes or developments affecting the License Holders, or marijuana businesses generally, could have a material and adverse effect on the Issuer’s business, financial condition and prospects.

Nature of the business model.

The primary businesses of the Issuer (through one or more operating companies owned by the Issuer) are intended to be: (i) the leasing of turnkey commercial real estate to marijuana producers and processors in Washington State; and (ii) the providing of other products and services to "marijuana producers" and "marijuana processors" in Washington State. Because the production and sale of recreational cannabis remain illegal under federal law, it is possible that the Issuer’s future tenants, suppliers (and other third-party service providers) and customers may be forced to cease activities. The U.S. federal government, through both the Drug Enforcement Agency ("DEA") and Internal Revenue Service ("IRS"), has the right to actively investigate, audit and shut-down marijuana growing facilities and retailers. The U.S. federal government may also attempt to seize the Issuer’s property. Any action taken by the DEA and/or the IRS to interfere with, seize, or shut down a tenant’s operations will have an adverse effect on the Issuer’s business, operating results and financial condition.

Probable lack of business diversification.

Because the Issuer will be focused on developing its business ancillary to the cannabis industry, and potentially directly in the cannabis industry, the prospects for the Issuer’s success will be dependent upon the future performance and market acceptance of the Issuer’s intended facilities, products, processes, and services. Unlike certain entities that have the resources to develop and explore numerous product lines, operating in multiple industries or multiple areas of a single industry, the Issuer does not anticipate the ability to immediately diversify or benefit from the possible spreading of risks or offsetting of losses. Again, the prospects for the Issuer’s success may become dependent upon the development or market acceptance of a very limited number of facilities, products, processes or services.

Limited numbers of tenants and customers.

Because the Issuer, through its affiliates and subsidiaries, intends to lease a small number of turnkey facilities, to a small number of select tenants involved in the production of marijuana and processing of marijuana, any problems associated with the business of such tenants will have an adverse effect on the Issuer’s business, operating results and financial condition. Problems associated with such tenants may include loss of licenses to do business, delays and other problems in production; regulatory interference, including inspections and penalties for violations of the Washington Administrative Code which may affect the revenues and operations of the business; and additional unforeseen circumstances. There can be no guarantees that the Issuer, and/or its affiliates, will be able to find suitable tenants for their facilities, or that such tenants’ performance will enable such tenants to make timely payments of rent.

The Issuer may face significant competition from other facilities.

Many other businesses in the Washington State engage in similar activities to the Issuer, leasing commercial space to "marijuana producers" and "marijuana processors", and providing additional products and services to similar customers. The Issuer cannot assure you that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Issuer could have a material adverse effect on its business, operating results and financial condition.

The Issuer expects to incur significant ongoing costs and obligations related to its investment in infrastructure, growth, regulatory compliance and operations.

The Issuer expects to incur significant ongoing costs and obligations related to its investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on the Issuer’s results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Issuer’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Issuer. The Issuer’s efforts to grow its business may be costlier than the Issuer expects, and the Issuer may not be able to increase its revenue enough to offset its higher operating expenses. The Issuer may incur significant losses in the future for a number of reasons, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If the Issuer is unable to achieve and sustain profitability, the market price of the Issuer Shares may significantly decrease.

The Issuer’s officers and directors control a large percentage of the Issuer’s issued and outstanding Issuer Shares and such officers and directors may have the ability to control matters affecting the Issuer and its business.

The officers and directors of the Issuer currently own a significant number of the issued and outstanding Issuer Shares. The Issuer Shareholders nominate and elect the Issuer’s board, which generally has the ability to control the acquisition or disposition of the Issuer’s assets, and the future issuance of Issuer Shares or other securities. Accordingly, for any matters with respect to which a majority vote of the Issuer Shares may be required by law, the Issuer’s directors and officers may have the ability to control such matters. Because the directors and officers control a substantial portion of such Issuer Shares, investors may find it difficult or impossible to replace the Issuer’s directors if they disagree with the way the Issuer’s business is being operated.

There is no assurance that the Issuer will turn a profit or generate immediate revenues.

There is no assurance as to whether the Issuer will be profitable, earn revenues, or pay dividends. The Issuer has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business.

The payment and amount of any future dividends will depend upon, among other things, the Issuer’s results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

In the event that any of the Issuer’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Issuer to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

The Issuer may not be able to effectively manage its growth and operations, which could materially and adversely affect its business.

The Issuer has grown by acquisition. If the Issuer implements it business plan as intended, it may in the future experience rapid growth and development in a relatively short period of time. The management of this growth will require, among other things, continued development of the Issuer’s financial and management controls and management information systems, stringent control of costs, the ability to attract and retain qualified management personnel and the training of new personnel. The Issuer intends to utilize outsourced resources, and hire additional personnel, to manage its expected growth and expansion. Failure to successfully manage its possible growth and development could have a material adverse effect on the Issuer’s business and the value of the Issuer Shares.

The Issuer may be unable to adequately protect its proprietary and intellectual property rights, particularly in the U.S.

The Issuer’s ability to compete may depend on the superiority, uniqueness and value of any intellectual property and technology that it may develop. To the extent the Issuer is able to do so, to protect any proprietary rights of the Issuer, the Issuer intends to rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions. Despite these efforts, any of the following occurrences may reduce the value of any of the Issuer’s intellectual property:

(1)

the market for the Issuer’s products and services may depend to a significant extent upon the goodwill associated with its trademarks and trade names, and its ability to register certain of its intellectual property under U.S. federal and state law is impaired by the illegality of cannabis under U.S. federal law;

(2)

patents in the cannabis industry involve complex legal and scientific questions and patent protection may not be available for some or any products; the Issuer’s applications for trademarks and copyrights relating to its business may not be granted and, if granted, may be challenged or invalidated;

(3)

issued patents, trademarks and registered copyrights may not provide the Issuer with competitive advantages; the Issuer’s efforts to protect its intellectual property rights may not be effective in preventing misappropriation of any its products or intellectual property;

(4)	the Issuer’s efforts may not prevent the development and design by others of products or marketing strategies similar to or competitive with, or superior to those the Issuer develops;

(5)

another party may assert a blocking patent and the Issuer would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in its products; or

(6)

the expiration of patent or other intellectual property protections for any assets owned by the Issuer could result in significant competition, potentially at any time and without notice, resulting in a significant reduction in sales. The effect of the loss of these protections on the Issuer and its financial results will depend, among other things, upon the nature of the market and the position of the Issuer’s products in the market from time to time, the growth of the market, the complexities and economics of manufacturing a competitive product and regulatory approval requirements but the impact could be material and adverse.

The Issuer may be forced to litigate to defend its intellectual property rights, or to defend against claims by third parties against the Issuer relating to intellectual property rights.

The Issuer may be forced to litigate to enforce or defend its intellectual property rights, to protect its trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract its management from focusing on operating the Issuer’s business. The existence and/or outcome of any such litigation could harm the Issuer’s business. Further, because the content of much of the Issuer’s intellectual property concerns cannabis and other activities that are not legal in some state jurisdictions or under federal law, the Issuer may face additional difficulties in defending its intellectual property rights.

The Issuer may become subject to litigation, including for possible product liability claims, which may have a material adverse effect on the Issuer’s reputation, business, results from operations, and financial condition.

The Issuer may be named as a defendant in a lawsuit or regulatory action. The Issuer may also incur uninsured losses for liabilities which arise in the ordinary course of business, or which are unforeseen, including, but not limited to, employment liability and business loss claims. Any such losses could have a material adverse effect on the Issuer’s business, results of operations, sales, cash flow or financial condition.

The Issuer faces competition from other companies where it will conduct business that may have higher capitalization, more experienced management or may be more mature as a business.

An increase in the companies competing in this industry could limit the ability of the Issuer to expand its operations. Current and new competitors may have better capitalization, a longer operating history, more expertise and able to develop higher quality equipment or products, at the same or a lower cost. The Issuer cannot provide assurances that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Issuer could have a material adverse effect on its business, operating results and financial condition.

If the Issuer is unable to attract and retain key personnel, it may not be able to compete effectively in the cannabis market.

The Issuer’s success has depended and continues to depend upon its ability to attract and retain key management, including the Issuer’s Chief Executive Officer, Chief Operating Officer, and technical experts. The Issuer will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Issuer’s inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on the Issuer’s business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Issuer, results of operations of the business and could limit the Issuer’s ability to develop and market its cannabis-related products. The loss of any of the Issuer’s senior management or key employees could materially adversely affect the Issuer’s ability to execute the Issuer’s business plan and strategy, and the Issuer may not be able to find adequate replacements on a timely basis, or at all. The Issuer does not maintain key person life insurance policies on any of the Issuer’s employees.

There is no assurance that the Issuer will obtain and retain any relevant licenses.

If obtained, any state licenses in the U.S. are expected to be subject to ongoing compliance and reporting requirements. Failure by the Issuer to comply with the requirements of licenses or any failure to maintain licenses would have a material adverse impact on the business, financial condition and operating results of the Issuer. Should any state in which the Issuer considers a license important not grant, extend or renew such license or should it renew such license on different terms, or should it decide to grant more than the anticipated number of licenses, the business, financial condition and results of the operation of the Issuer could be materially adversely affected.

Failure to successfully integrate acquired businesses, its products and other assets into the Issuer, or if integrated, failure to further the Issuer’s business strategy, may result in the Issuer’s inability to realize any benefit from such acquisition.

The Issuer expects to grow by acquiring businesses. The consummation and integration of any acquired business, product or other assets into the Issuer may be complex and time consuming and, if such businesses and assets are not successfully integrated, the Issuer may not achieve the anticipated benefits, cost-savings or growth opportunities. Furthermore, these acquisitions and other arrangements, even if successfully integrated, may fail to further the Issuer’s business strategy as anticipated, expose the Issuer to increased competition or other challenges with respect to the Issuer’s products or geographic markets, and expose the Issuer to additional liabilities associated with an acquired business, technology or other asset or arrangement.

When the Issuer acquires cannabis businesses, it may obtain the rights to applications for licenses as well as licenses; however, the procurement of such applications for licenses and licenses generally will be subject to governmental and regulatory approval. There are no guarantees that the Issuer will successfully consummate such acquisitions, and even if the Issuer consummates such acquisitions, the procurement of applications for licenses may never result in the grant of a license by any state or local governmental or regulatory agency and the transfer of any rights to licenses may never be approved by the applicable state and/or local governmental or regulatory agency.

The size of the Issuer’s target market is difficult to quantify and investors will be reliant on their own estimates on the accuracy of market data.

Because the cannabis industry is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Issuer and, few, if any, established companies whose business model the Issuer can follow or upon whose success the Issuer can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Issuer. There can be no assurance that the Issuer’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results. The Issuer regularly purchases and follows market research.

The Issuer’s industry is experiencing rapid growth and consolidation that may cause the Issuer to lose key relationships and intensify competition.

The cannabis industry and businesses ancillary to and directly involved with cannabis businesses are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Issuer in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Issuer to expend greater resources to meet new or additional competitive threats, all of which could harm the Issuer’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the Issuer’s industry may intensify and place downward pressure on retail prices for its products and services, which could negatively impact its profitability. The Issuer continues to sell shares for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders.

There is no guarantee that the Issuer will be able to achieve its business objectives. The continued development of the Issuer will require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Issuer going out of business.

There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Issuer.

If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Issuer Shares. The Issuer’s articles permit the issuance of an unlimited number of Issuer Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Issuer have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Issuer Shares will be issued by the Issuer on the exercise of options under the New Option Plans and upon the exercise of outstanding Issuer Warrants. In addition, from time to time, the Issuer may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Issuer’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Issuer to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Issuer may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Issuer’s ability to pursue its business objectives.

If an investor purchases Issuer Shares in an offering, you will experience substantial and immediate dilution, because the price that you pay will be substantially greater than the net tangible book value per share of the Issuer Shares that you acquire. This dilution is due in large part to the fact that the Issuer’s earlier investors will have paid substantially less than a public offering price when they purchased their shares of the Issuer’s capital stock.

The Issuer currently has insurance coverage; however, because the Issuer operates within the cannabis industry, there additional difficulties and complexities associated with such insurance coverage.

The Issuer believes that it and its subsidiaries currently have insurance coverage with respect to workers’ compensation, general liability, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because the Issuer is engaged in and operates within the cannabis industry, there are exclusions and additional difficulties and complexities associated with such insurance coverage that could cause the Issuer to suffer uninsured losses, which could adversely affect the Issuer’s business, results of operations, and profitability. There is no assurance that the Issuer will be able to fully utilize such insurance coverage, if necessary.

The Issuer could be liable for fraudulent or illegal activity by its employees, contractors and consultants resulting in significant financial losses to claims against the Issuer.

The Issuer is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Issuer that violate government regulations. It is not always possible for the Issuer to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Issuer to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Issuer from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Issuer, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Issuer’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Issuer’s operations, any of which could have a material adverse effect on the Issuer’s business, financial condition and results of operations.

The Issuer will be reliant on information technology systems and may be subject to damaging cyber-attacks.

The Issuer has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Issuer’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Issuer’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Issuer’s reputation and results of operations.

The Issuer has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Issuer will not incur such losses in the future. The Issuer’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Issuer may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Issuer’s officers and directors may be engaged in a range of business activities resulting in conflicts of interest.

Although certain officers and board members of the Issuer are expected to be bound by anti-circumvention agreements limiting their ability to enter into competing and/or conflicting ventures or businesses, the Issuer may be subject to various potential conflicts of interest because some of its officers and directors (and consequently, some of the officers and directors of Cannex and BrightLeaf) may be engaged in a range of business activities. In addition, the Issuer’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Issuer. In some cases, the Issuer’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Issuer’s business and affairs and that could adversely affect the Issuer’s operations. These business interests could require significant time and attention of the Issuer’s executive officers and directors.

In addition, the Issuer may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or companies with which the Issuer may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Issuer. In addition, from time to time, these persons may be competing with the Issuer for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Issuer’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer.

In certain circumstances, the Issuer’s reputation could be damaged.

Damage to the Issuer’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Issuer and its activities, whether true or not. Although the Issuer believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Issuer does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Issuer’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Risk Factors Specifically Related to the United States Regulatory System

Some of the Issuer’s planned business activities, while believed to be compliant with applicable U.S. state and local law, are illegal under federal law.

Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. An investor’s contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, including forfeiture of his, her or its entire investment.

Since the possession and use of cannabis and certain drug paraphernalia is illegal under U.S. federal law, the Issuer may be deemed to be aiding and abetting illegal activities through the contracts it has entered into and the products that it intends to provide. The Issuer intends to lease real estate, enter into material supply agreements, and provide intellectual property to licensed "marijuana producers" and "marijuana processors" in Washington State. As a result, U.S. law enforcement authorities, in their attempt to regulate the illegal use of cannabis and any related drug paraphernalia, may seek to bring an action or actions against the Issuer, including, but not limited to, aiding and abetting another’s criminal activities. The Federal aiding and abetting statute provides that anyone who "commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal." As a result of such an action, the Issuer may be forced to cease operations and be restricted from operating in the U.S. and its investors could lose their entire investment. Such an action would have a material negative effect on our business and operations.

There is uncertainty surrounding the Trump Administration and Attorney General Jeff Sessions and their influence and policies in opposition to the cannabis industry as a whole.

There is significant uncertainty surrounding the policies of President Donald Trump and the Trump Administration about recreational and medical cannabis. Attorney General Sessions is a well-known advocate against legalization of cannabis. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. The U.S. Department of Justice has discretion to enforce federal drug laws. Accordingly, there is no certainty as to how the US. Department of Justice, the Federal Bureau of Investigation and other government agencies will handle cannabis matters in the future. There can be no assurances that the Trump administration would not decide to strongly enforce the federal laws.

The Issuer is operating at a regulatory frontier. The cannabis industry is a new industry that may not succeed.

Should the federal government in the U.S. change course and decide to prosecute those dealing in medical or other cannabis under applicable law, there may not be any market for the Issuer’s products and services in the U.S.

Cannabis is a new industry subject to extensive regulation, and there can be no assurance that it will grow, flourish or continue to the extent necessary to permit the Issuer to succeed. The Issuer is treating the cannabis industry as a deregulating industry with significant unsatisfied demand for its proposed products and will adjust its future operations, product mix and market strategy as the industry develops and matures.

The Issuer’s operations the United States cannabis market may become the subject of heightened scrutiny.

The Issuer’s operations in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Issuer’s ability to invest in and/or operate in the United States or any other jurisdiction.

Regulatory scrutiny of the Issuer’s industry may negatively impact its ability to raise additional capital.

The Issuer’s business activities rely on newly established and developing laws and regulations in Washington State. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes, including changes in the interpretation and/or administration of applicable regulatory requirements may adversely affect the Issuer’s profitability or cause it to cease operations entirely. Any determination that the Issuer’s business fails to comply with Washington’s cannabis regulations would require the Issuer either to significantly change or terminate its business activities, which would have a material adverse effect on the Issuer’s business.

The cannabis industry may come under the scrutiny or further scrutiny by the U.S. Food and Drug Administration, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Advisory or other federal, Washington State or other applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Issuer’s industry may adversely affect the business and operations of the Issuer, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, which could reduce, delay or eliminate any return on investment in the Issuer.

The Issuer, and/or contract counterparties with respect to the Issuer which are directly engaged in the trafficking of cannabis, may incur significant tax liabilities due to limitations on tax deductions and credits under section 280E of the Internal Revenue Code of 1986, as amended (the "Tax Code").

Section 280E of the Tax Code prohibits businesses from taking deductions or credits in carrying on any trade or business consisting of trafficking in controlled substances which are prohibited by federal law. The IRS has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are authorized under state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the application of Section 280E. Under a number of cases, the United States Supreme Court has held that income means gross income (not gross receipts). Under this reasoning, the cost of goods sold ("COGS") is permitted as a reduction in determining gross income, notwithstanding Section 280E. Although proper reductions for COGS are generally allowed to determine gross income, the scope of such items has been the subject of debate, and deductions for significant costs may not be permitted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favourable to cannabis businesses. Thus, the Issuer, to the extent of its "trafficking" activities (if applicable), and/or key contract counterparties directly engaged in trafficking in cannabis, may be subject to United States federal tax, without the benefit of deductions or credits. To the extent such tax limitations create financial a burden on contract counterparties, such burdens may impact the ability of such counterparties to make full or timely payment to the Issuer, which would have a material adverse effect on the Issuer’s business.

State and local laws and regulations may heavily regulate brands and forms of cannabis products and there is no guarantee that the Issuer’s proposed products and brands will be approved for sale and distribution in any state.

States generally only allow the manufacture, sale and distribution of cannabis products that are grown in that state and may require advance approval of such products. Certain states and local jurisdictions have promulgated certain requirements for approved cannabis products based on the form of the product and the concentration of the various cannabinoids in the product. While the Issuer intends to follow the guidelines and regulations of each applicable state and local jurisdiction in preparing products for sale and distribution, there is no guarantee that such products will be approved to the extent necessary. If the products are approved, there is a risk that any state or local jurisdiction may revoke its approval for such products based on changes in laws or regulations or based on its discretion or otherwise. In the event the Issuer expands into other U.S. jurisdictions, it plans to undertake no cross-border commerce between states until the federal regulatory environment permits such commerce to occur.

The Issuer may have difficulty accessing the service of banks and processing credit card payments in the future, which may make it difficult for the Issuer to operate.

In February 2014, the Financial Crimes Enforcement Network ("FinCEN") bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis business, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the DOJ, FinCEN or other federal regulators. Thus, most banks and other financial institutions do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump Administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Issuer may have limited or no access to banking or other financial services in the United States, and may have to operate the Issuer’s business on an all-cash basis. The inability or limitation in the Issuer’s or the License Holders’ ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Issuer or the License Holders to operate and conduct its business as planned.

Due to the classification of cannabis as a Schedule I controlled substance under the CSA, banks and other financial institutions which service the cannabis industry are at risk of violating certain financial laws, including anti-money laundering statutes.

Because the manufacture, distribution, and dispensation of cannabis remains illegal under the CSA, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the U.S. Bank Secrecy Act. These statutes can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a "specified unlawful activity" such as distributing controlled substances which are illegal under federal law, including cannabis, and for failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the CSA. The Issuer may also be exposed to the foregoing risks. In the event that any of the Issuer’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Issuer to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Issuer has no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that any such investments in the United States could reasonably be shown to constitute proceeds of crime, the Issuer may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

U.S. federal trademark and patent protection may not be available for the intellectual property of the Issuer due to the current classification of cannabis as a Schedule I controlled substance.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark regarding the intellectual property of a business, may not be available to the Issuer. As a result, the Issuer’s intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third-parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, the Issuer can provide no assurance that it will ever obtain any protection of its intellectual property, whether on a federal, state or local level.

The Issuer’s contracts may not be legally enforceable in the U.S.

Because the Issuer’s contracts involve cannabis and other activities that are not legal under U.S. federal law and in some jurisdictions, the Issuer may face difficulties in enforcing its contracts in U.S. federal and certain state courts.

Risks Related to the Issuer’s securities

The Issuer cannot assure you that a market will continue to develop or exist for the Issuer Shares or what the market price of the Issuer Shares will be.

Prior to the Issuer’s proposed listing on the CSE, the Issuer’s shares were listed on the NEX Board, and the Issuer cannot assure that a market will continue to develop or be sustained. If a market does not continue to develop or is not sustained, it may be difficult for investors to sell Issuer Shares at an attractive price or at all. The Issuer cannot predict the prices at which the Issuer Shares will trade.

The Issuer may be subject to additional regulatory burden resulting from its public listing on the CSE

Prior to the RTO Amalgamation, the Issuer has not been subject to the continuous and timely disclosure requirements of Canadian securities laws or other rules, regulations and policies of the CSE. The Issuer is working with its legal, accounting and financial advisors to identify those areas in which changes should be made to the Issuer’s financial management control systems to manage its obligations as a public company listed on the CSE. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. The Issuer has made, and will continue to make, changes in these and other areas, including the Issuer’s internal controls over financial reporting. However, the Issuer cannot assure holders of Issuer Shares that these and other measures that the Issuer might take will be sufficient to allow us to satisfy the Issuer’s obligations as a public company listed on the CSE on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on the CSE will create additional costs for the Issuer and will require the time and attention of management. The Issuer cannot predict the amount of the additional costs that the Issuer might incur, the timing of such costs or the impact that management’s attention to these matters will have on the Issuer’s business.

It may be difficult, if not impossible, for U.S. holders of the Issuer Shares to resell them over the CSE. It has recently come to management’s attention that all major securities clearing firms in the U.S. have ceased participating in transactions related securities of Canadian public companies involved in the medical marijuana industry. This appears to be due to the fact that marijuana continues to be listed as a controlled substance under U.S. federal law, with the result that marijuana-related practices or activities, including the cultivation, possession or distribution of marijuana, are illegal under U.S. federal law. However, management understands that the action by U.S. securities clearing firms also extends to securities of companies that carry on business operations entirely outside the U.S. Accordingly, U.S. residents who acquire Issuer Shares as "restricted securities" (including any Issuer Shares pursuant to the exercise of Issuer Warrants) may find it difficult – if not impossible – to resell such shares over the facilities of any Canadian stock exchange on which the shares may then be listed. It remains unclear what impact, if any, this and any future actions among market participants in the U.S. will have on the ability of U.S. residents to resell any common shares of the Issuer that they may acquire in open market transactions.

The market price for Issuer Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Issuer’s control.

The market price for Issuer Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Issuer’s control, including the following:

(1)	actual or anticipated fluctuations in the Issuer’s quarterly results of operations;

(2)	recommendations by securities research analysts;

(3)	changes in the economic performance or market valuations of companies in the industry in which the Issuer operates;

(4)	addition or departure of the Issuer’s executive officers and other key personnel;

(5)	release or expiration of lock-up or other transfer restrictions on outstanding Issuer Shares;

(6)	sales or perceived sales of additional Issuer Shares;

(7)	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or the Issuer’s competitors;

(8)	operating and share price performance of other companies that investors deem comparable to us; fluctuations to the costs of vital production materials and services;

(9)	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

(10)	operating and share price performance of other companies that investors deem comparable to the Issuer or from a lack of market comparable companies;

(11)	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Issuer’s industry or target markets; and

(12)	regulatory changes in the industry.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Issuer Shares may decline even if the Issuer’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Issuer’s operations could be adversely affected and the trading price of the Issuer Shares might be materially adversely affected.

The Issuer is subject to uncertainty regarding legal and regulatory status and changes.

Achievement of the Issuer’s business objectives is also contingent, in part, upon compliance with other regulatory requirements enacted by governmental authorities and obtaining other required regulatory approvals. The regulatory regime applicable to the cannabis business in Canada and the US is currently undergoing significant proposed changes and the Issuer cannot predict the impact of the regime on its business once the structure of the regime is finalized. Similarly, the Issuer cannot predict the timeline required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failing to obtain, required regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Issuer. The Issuer will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on the Issuer’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Issuer’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Issuer.

The Issuer does not anticipate paying cash dividends.

The Issuer’s current policy is to retain earnings to finance the development and enhancement of its products and to otherwise reinvest in the Issuer. Therefore, the Issuer does not anticipate paying cash dividends on the Issuer Shares in the foreseeable future. The Issuer’s dividend policy will be reviewed from time to time by the Issuer’s board in the context of its earnings, financial condition and other relevant factors. Until the time that the Issuer pays dividends, which the Issuer might never do, Issuer Shareholders will not be able to receive a return on their Issuer Shares unless they sell them.

Future sales of Issuer Shares by existing shareholders could reduce the market price of the Issuer shares.

Sales of a substantial number of Issuer Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Issuer Shares intend to sell Issuer Shares, could reduce the market price of the Issuer Shares. Additional Issuer Shares may be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for Issuer Shares. Holders of Issuer Options or Issuer Warrants or Agent Options will have an immediate income inclusion for tax purposes when they exercise their Issuer Options, Issuer Warrants or Agent Options (that is, tax is not deferred until they sell the underlying Issuer Shares). As a result, these holders may need to sell Issuer Shares purchased on the exercise of Issuer Options, Issuer Warrants or Agent Options in the same year that they exercise their options. This might result in a greater number of Issuer Shares being sold in the public market, and fewer long-term holds of Issuer Shares by the Issuer’s management and employees.

No guarantee on the use of available funds by the Issuer.

The Issuer cannot specify with certainty the particular uses of the proceeds. Management has broad discretion in the application of its proceeds. Accordingly, a purchaser of Issuer Shares will have to rely upon the judgment of management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. The Issuer’s management may spend a portion or all of the proceeds in ways that the Issuer’s shareholders might not desire, that might not yield a favourable return and that might not increase the value of a purchaser’s investment. The failure by management to apply these funds effectively could harm the Issuer’s business. Pending use of such funds, the Issuer might invest the proceeds in a manner that does not produce income or that loses value.

Currency Fluctuations.

The Issuer’s revenues and expenses are expected to be primarily denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Issuer’s business, financial condition and operating results. The Issuer may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Issuer develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

18.      PROMOTERS

There are no promoters, as defined under the CSE policies, within the last two years immediately preceding this Listing Statement except as set out below:

Name and principal position	Number and percentage of Securities of the Issuer	Share- based awards ($)	Option- based awards ($)	All other compensation ($)	Nature and amount of services received by the Issuer
Mr. Anthony Dutton Chief Executive Officer and Director	6,245,000 Issuer Common Shares (3.39%)(1)	Nil	Nil	Nil	Full time service as CEO of the Issuer

Notes:
(1)	Percentage calculated after giving effect to the RTO Amalgamation.

19.      LEGAL PROCEEDINGS AND REGULATORY ACTIONS

As of the date of this Listing Statement, there are no material legal proceedings, and no contemplated legal proceedings known to be material, to the Issuer or its expected subsidiaries, to which the Issuer or its expected subsidiaries is a party or of which any of the Issuer or its expected subsidiaries’ respective property is the subject matter.

As of the date of this Listing Statement, none of the Issuer nor any of its expected subsidiaries has been subject to any penalties or sanctions imposed by any court or regulatory authority relating to provincial and territorial securities legislation or by a securities regulatory authority, within the three years immediately preceding the date hereof, nor has any party entered into a settlement agreement with a securities regulatory authority within the three years immediately preceding the date hereof, or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to the Issuer’s securities or would be likely to be considered important to a reasonable investor making an investment decision.

20.      INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than services as directors, executive officers and employees of the Issuer or as disclosed below, the Issuer has not acquired any assets or been provided any services in any material transaction, or in any proposed material transaction, from any director, executive officer, insider or promoter of the Issuer, the proposed nominees for election as directors of the Issuer, the proposed executive officers, insiders or promoters of the Issuer, or their associates and affiliates. Other than as disclosed below and elsewhere in this Listing Statement, no director, executive officer, insider or promoter of the Issuer or any associate or affiliate of any such person or company has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Issuer.

Leonid Gontmakher and Roman Tkachenko have a material interest as a result of their direct and indirect (through partial ownership of GREP) holding of BrightLeaf Vendor Notes.

Gerald Derevyanny, as the sole owner of 7Point, has a material interest in, among other things, the Licensor Option.

Vlad Orlovskii, as an owner of Superior Gardens, has a material interest in, among other things, the Licensor Option.

21.      AUDITORS, TRANSFER AGENTS AND REGISTRARS

The Issuer’s Shareholders have conditionally approved the appointment of Davidson & Company LLP as the auditors of the Issuer following the RTO Amalgamation.

Alliance Trust Company acts as the transfer agent and registrar and escrow agent of the Issuer following the RTO Amalgamation.

22.      MATERIAL CONTRACTS

22.1	Material Contracts

Except for contracts entered into by the Issuer in the ordinary course of business, the only current material contracts entered into within the last two years or currently anticipated to be entered into by the Issuer which can reasonably be regarded as presently material are:

(a)	Amalgamation Agreement;

(b)	Contribution Agreement;

(c)	Licensor Option;

(d)

the Subscription Receipt Agreement dated December 21, 2017, as amended, between Cannex, Arco, Beacon and Alliance (the "Subscription Receipt Agreement"), pursuant to which Alliance is appointed as registrar and transfer agent for the Cannex Subscription Receipts and as escrow agent to receive the Escrowed Funds;

(e)

the Agency Agreement, pursuant to which the Agents have been appointed as exclusive agents of Cannex to offer the Canned Subscription Receipts to purchasers (other than President’s List Purchasers) for sale on a commercially reasonable "best efforts" private placement basis;

(f)

the warrant indenture dated December 21, 2017, as amended, between Cannex, Arco and Alliance (the "Warrant Indenture"), pursuant to which Alliance is appointed as warrant agent to hold the rights, interests and benefits described therein for and on behalf of those persons who from time to time become the holders of Cannex Warrants;

(g)

the Amended and Restated Packaging and IP License Agreement dated January 1, 2018, discharging and substituting for the packaging and IP license agreement dated December 1, 2017 between Ag-Grow and Superior Gardens, as amended by agreement dated effective as of December 6, 2017 (as amended, the "Superior Gardens Packaging and IP License Agreement"), pursuant to which Ag-Grow has agreed to provide to Superior Gardens certain product packaging branded with trademarks, logos and copyrights owned or controlled by Ag- Grow, at a price to be determined at the time of purchase orders delivered by Superior Gardens from time to time;

(h)

the Amended and Restated Service Agreement dated January 1, 2018, discharging and substituting for the services agreement dated December 1, 2017 between Superior Gardens and Ag-Grow, as amended by agreement dated effective as of December 16, 2017 (as amended, the "Superior Gardens Services Agreement"), pursuant to which Superior Gardens appoints and engages Ag-Grow as its contractor and agent to provide agency services and growing and processing services in connection with the business of Superior Gardens, for a term of three years, subject to automatic renewal, for an aggregate fee of $50,000 per month; and

(i)

the Amended and Restated Service Agreement dated January 1, 2018, discharging and substituting for the services agreement dated December 1, 2017 between 7Point and Ag-Grow, as amended by agreement dated effective as of December 19, 2017 (as amended, the "7Point Services Agreement"), pursuant to which 7Point appoints and engages Ag-Grow as its contractor and agent to provide agency services and growing and processing services in connection with the business of 7Point, for a term of three years, subject to automatic renewal, for an aggregate fee of $15,000 per month.

22.2	Co-tenancy, Unitholders or Limited Partnership Agreements

This section is not applicable to the Issuer.

23.      INTEREST OF EXPERTS

The following is a list of persons or companies whose profession or business gives authority to a statement made by such person or company named in this Listing Statement as having prepared or certified a part of that document or report described in the Listing Statement:

(a)

Davidson & Company LLP, auditors of Cannex, which prepared the auditor’s report for the audited financial statements of Cannex as at and for the fiscal period ended September 30, 2017. They are independent as determined by the Institute of Chartered Accountants of British Columbia; and

(b)

Charlton & Company LLP, former auditors of Arco, which prepared the auditor’s report for the audited annual financial statements of Arco as at and for the fiscal years ended April 30, 2017 and April 30, 2016. They are independent as determined by the Institute of Chartered Accountants of British Columbia.

No expert has, and is not entitled to receive, any registered or beneficial interest, direct or indirect, in the property of the Issuer and is not expected to own any securities of the Issuer or any associate, affiliate or Related Person of the Issuer.

24.      OTHER MATERIAL FACTS

There are no other material facts about the Issuer or Issuer Shares that are not disclosed under any other Item of this Listing Statement and are necessary in order for this Listing Statement to contain full, true and plain disclosure of all material facts relating to the Issuer or Issuer Shares.

25.      FINANCIAL STATEMENTS

The following financial statements which have been posted and are accessible under the Issuer’s SEDAR profile at www.sedar.com, are specifically incorporated into and form an integral part of this Listing Statement:

(a)	Annual Financial Statements

	(i)	Annual Audited Consolidated Financial Statements of Arco including the auditor’s report from Charlton & Company LLP, for the financial years ended April 30, 2017 and April 30, 2016.

(b)	Interim Financial Statements

	(i)	Unaudited Interim Financial Statements of Arco for the three months ended July 31, 2017; and

	(ii)	Unaudited Interim Financial Statements of Arco for the six months ended October 31, 2017.

In addition, please refer to Appendix "C" for the Issuer Pro-forma Financial Statements, Appendix "D" for the Cannex Financial Statements, and Appendix "E" for the BrightLeaf Financial Statements.

26.      GLOSSARY

"7Point" means 7Point Holdings LLC, a limited liability company formed under the laws of the State of Washington;

"Agency Agreement" means the agency agreement among Cannex, Arco and the Agents and dated December 21, 2017, as amended;

"Agents" means the syndicate of selling agents (comprised of Beacon (as lead agent), Mackie Research Capital Corporation and Echelon Wealth Partners Inc.) selling the Cannex Private Placement, except for the President’s List portion of the Cannex Private Placement;

"Agents’ Fee" means, collectively, (i) an amount equal to six percent (6%) of the aggregate gross proceeds from the sale of Subscription Receipts under the Cannex Private Placement, but excluding proceeds raised by Cannex from President’s List Subscribers and (ii) Cannex Agent Options equal to six percent (6%) of the number of Subscription Receipts issued under the Cannex Private Placement, but excluding Subscription Receipts issued to President’s List Subscribers;

"Ag-Grow" means Ag-Grow Imports, LLC, a limited liability company formed under the laws of the State of Washington, which is an importation/intellectual property firm that supplies equipment, material, and packaging to Superior Gardens and other licensed cannabis entities, and houses much of the intellectual property, brands, SOPs and engages in new product development efforts;

"AmalCo" means the corporation continuing from the RTO Amalgamation, which is Cannex;

"Arco" has the meaning set forth in Section 1.1 to this Listing Statement;

"Arco Amalgamation Consent Resolution" means the special consent resolution of Arco Shareholders holding at least 66 and 2/3rds of the Arco Shares in respect of the RTO Amalgamation and related transactions to be considered by the Arco Shareholders;

"Arco Class A Shares" means Class A restricted voting shares in the capital of Arco to be issued to certain Cannex Shareholders (prior to the conversion to Issuer Class A Shares, if at all);

"Arco Common Shares" means common shares in the capital of Arco;

"Arco Debt Settlement" means Arco’s settlement of an aggregate of $435,222 of debt by way of shares-for-debt settlement, pursuant to which Arco settled such debt with the issuance of 3,720,000 pre-Consolidation Arco Common Shares, at a deemed price of $0.15 per pre-Consolidation Arco Common Share;

"Arco Financial Statements" means collectively the annual audited consolidated financial statements of Arco for the financial years ended April 30, 2017 and April 30, 2016, the interim financial statements of Arco for the three months ended July 31, 2017, and the interim financial statements of Arco for the six months ended October 31, 2017;

"Arco Information Circular" means the Information Circular of Arco dated December 29, 2017, field on SEDAR on December 29, 2017 and mailed to the Arco Shareholders in connection with the Arco Amalgamation Consent Resolution;

"Arco Shares" means Arco Common Shares and Arco Class A Shares;

"Arco Shareholders" means holders of Arco Shares;

"ArcoSub" means 1141684 B.C. Ltd., a corporation existing under the laws of the Province of British Columbia with registered and records office located at 1500 – 1055 West Georgia, Vancouver, British Columbia, Canada V6E 4N7, and a wholly-owned subsidiary of Arco incorporated for the purpose of completing the RTO Amalgamation;

"Arco Warrants" means warrants to acquire Arco Common Shares;

"BCBCA" means the Business Corporations Act (British Columbia), as amended;

"Beacon" means Beacon Securities Limited, the lead agent for the Cannex Private Placement;

"BrightLeaf" means BrightLeaf Development LLC, a limited liability company formed under the laws of the State of Washington;

"BrightLeaf Acquisition" means the acquisition by Cannex, through its wholly owned subsidiary, Cannex USA, of 36,000,000 units of membership interests in BrightLeaf, with such closing occurring concurrently with a redemption of all other units of BrightLeaf held by GREP and the other members of BrightLeaf, resulting in 100% ownership of BrightLeaf by Cannex USA;

"BrightLeaf Financial Statements" means the audited consolidated financial statements of BrightLeaf for the period between April 4, 2017 and September 30, 2017 and attached as Appendix "E" hereto;

"BrightLeaf Vendor Notes" means the vendor notes which may be issued by Cannex USA in connection with the BrightLeaf Acquisition, and which bear interest at 12% per annum and carry an option allowing the holders thereof to convert all or a portion of the outstanding BrightLeaf Vendor Notes into Cannex Shares (or Issuer Class A Shares, as applicable) at a deemed price of $1.00 per Cannex Share (or Issuer Class A Share);

"Cannabis Act" means Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts introduced by the Canadian Government on April 13, 2017;

"Cannex" has the meaning set forth in Section 1.1 to this Listing Statement;

"Cannex Agent Options" means options granted by Cannex to the Agents selling the Cannex Private Placement equal to 6% of the number of Subscription Receipts sold by the Agents under the Cannex Private Placement, with each such option exercisable for one (1) Cannex Common Share (or one (1) Arco Common Share or one (1) Issuer Common Share), as applicable, at an exercise price of $1.00 for 24 months from the satisfaction of the Cannex Private Placement Escrow Release Conditions;

"Cannex Amalgamation Consent Resolution" means the special consent resolution of Cannex Shareholders holding at least 66 and 2/3rds of the Cannex Shares in respect of the RTO Amalgamation and related transactions to be considered by the Cannex Shareholders;

"Cannex Class A Shares" means Class A restricted voting shares in the capital of Cannex currently held by certain U.S. Cannex Shareholders prior to the RTO Amalgamation;

"Cannex Common Shares" means common shares in the capital of Cannex;

"Cannex Financial Statements" means the audited consolidated financial statements of Cannex for the period between February 27, 2017 and September 30, 2017 and attached as Appendix "C" hereto;

"Cannex Option" means options to acquire Cannex Common Shares or Cannex Class A Shares, as applicable;

"Cannex’s Option Plan" means the stock option plan of Cannex dated December 15, 2017;

"Cannex Private Placement Escrow Release Conditions" means the escrow release conditions governing the deemed exercise of the Subscription Receipts issued in connection with the Cannex Private Placement, which include:

(1)

written confirmation from each of Cannex and BrightLeaf that all conditions precedent to the completion of the BrightLeaf Acquisition have been satisfied or waived in accordance with the terms of the agreement governing the BrightLeaf Acquisition, other than the release of any Escrowed Funds to fund the BrightLeaf Acquisition and the closing of the BrightLeaf Acquisition, which will be completed forthwith upon release of the escrowed funds;

(2)

written confirmation from each of Cannex and Arco that all conditions to the completion of the RTO Amalgamation and CSE Listing have been satisfied or waived in accordance with the terms of the Amalgamation Agreement, including the receipt of all shareholder and regulatory approvals required for the RTO Amalgamation and CSE listing, other than the release of the Escrowed Funds and the payment of the Agents’ Fee and the closing of the proposed RTO Amalgamation and CSE Listing, each of which will be completed forthwith upon release of the Escrowed Funds;

(3)	Cannex, BrightLeaf, Superior Gardens and 7Point having entered into long-term services, supply and licensing agreements in form and substance satisfactory to the Agents;

(4)

the distribution of (a) the Cannex Common Shares and Cannex Warrants underlying the Subscription Receipts, and (b) the Arco Shares and Arco Warrants (or the Issuer Shares and Issuer Warrants), as applicable, to be issued in exchange for the Cannex Common Shares and Cannex Warrants pursuant to the RTO Amalgamation being exempt from applicable prospectus and registration requirements of Applicable Canadian Securities Laws (or equivalent United States securities laws);

(5)

the Issuer Shares, including those Issuer Shares (A) to be issued in exchange for the Cannex Common Shares issuable upon the deemed exercise of the Subscription Receipts, and (B) issuable upon exercise of the Issuer Warrants issued in exchange for the Cannex Warrants issuable upon the deemed exercise of the Subscription Receipts, being conditionally approved for listing on the CSE and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Escrowed Funds;

(6)

receipt of certificates, dated the closing date of the RTO Amalgamation signed by an officer of each of the Cannex, Arco and BrightLeaf, as applicable, certifying for and on behalf of their respective entity, to the best of their knowledge, information and belief, that, as at the closing date of the RTO Amalgamation, the representations and warranties of such entity contained in the Agency Agreement are true and correct in all material respects with the same force and effect as if made at and as of the closing date of the Cannex Private Placement immediately before giving effect to the RTO Amalgamation;

(7)	aggregate gross proceeds of not less than $40,000,000 being raised in connection with the Cannex Private Placement;

(8)	the CSE Listing being conditionally approved and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Escrowed Funds;

(9)	such other customary escrow release conditions as requested by Beacon in form and substance satisfactory to Beacon, acting reasonably; and

(10)

Cannex, and Beacon, on behalf of the other selling agents, will have delivered a release notice to the Transfer Agent confirming that items (1) through (9) in this definition, inclusive, have been satisfied;

"Cannex Shares" means Cannex Common Shares and Cannex Class A Shares;

"Cannex Warrants" means warrants exercisable to acquire Cannex Common Shares;

"Cannex USA" means Cannex Holdings (Nevada) Inc., a holding corporation incorporated under the laws of the State of Nevada on November 20, 2017 and having an office for delivery located in Canada at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, and a wholly-owned subsidiary of Cannex incorporated for the purpose of the BrightLeaf Acquisition;

"Consolidation" means the consolidation of the Arco Common Shares on a 6.5537:1 ratio such that for every 6.5537 Arco Common Shares held by an Arco Shareholder, such Arco Shareholder shall hold one Arco Common Share after the Consolidation and any resulting fractional shares shall be rounded down;

"Contribution Agreement" means the contribution agreement among Cannex, Cannex USA, GREP and BrightLeaf effective December 7, 2017 with respect to the BrightLeaf Acquisition;

"CSE" means the Canadian Securities Exchange;

"CSE Listing" means the listing of the Issuer Common Shares upon the completion of the RTO Amalgamation;

"Escrowed Funds" means, upon the a closing date mutually agreed to between Cannex and Beacon, the aggregate proceeds from the Cannex Private Placement (including any proceeds raised from President’s List Subscribers), less (i) 50% of the Agents’ Fee and (ii) the costs and expenses of or incurrent by the selling agents, which have not been paid to the selling agents as of such mutually agreed closing date;

"FHD" means Fuller Hill Development Co. LLC, a limited liability company formed under the laws of the State of Washington, which has developed a turnkey cannabis production facility within the Enterprise Warehouse at Satsop Business Park, which is currently leased to 7Point;

"FSA" means 4 Steps Ahead, LLC, a limited liability company formed under the laws of the State of Delaware;

"GREP" means Global Real Estate Properties, LLC, a limited liability company formed under the laws of the State of Washington;

"Health Canada" means the department of the government of Canada responsible for Canada’s national public health;

"IFRS" means the International Financial Reporting Standards of the IFRS Foundation applicable as of the date of the financial statements, document or event in question;

"Issuer" has the meaning given to such terms in Section 1.1 to this Listing Statement;

"Issuer Class A Shares" means the Arco Class A Shares following Arco’s name change and the RTO Amalgamation to be issued to certain US shareholders;

"Issuer Common Shares" means the Arco Common Shares following Arco’s name change and the RTO Amalgamation;

"Issuer Options" means options to acquire Issuer Common Shares or Issuer Class A Shares, as applicable;

"Issuer Pro-forma Financial Statements" means the unaudited pro forma consolidated financial statements of the Issuer for the three months ended July 31, 2017 and attached as Appendix "C" hereto;

"Issuer Shares" means Issuer Common Shares and Issuer Class A Shares;

"Licensor Option" means, together, the option agreement among Cannex, Cannex USA and 7Point dated December 21, 2017, and the option agreement among Cannex, Cannex USA and Superior Gardens dated December 21, 2017, pursuant to which Cannex and Cannex USA have the right to purchase from 7Point and Superior Gardens, for a maximum aggregate purchase price of $6,000,000 (subject to adjustment), certain Washington State cannabis licenses issued by the WSLCB, which, as of the date of this Listing Statement, can only be owned by residents of Washington State;

"Listing Statement" means this listing statement made by the Issuer to list the Issuer Common Shares on the CSE dated March 12, 2018;

"Material Adverse Effect" or "Material Adverse Change" means, with respect to a person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, results of operations, assets, capitalization, financial condition, rights, liabilities or prospects, contractual or otherwise, of such person and its subsidiaries, if applicable, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) a matter that has been publicly disclosed prior to the date of this Listing Statement or otherwise disclosed in writing by a party to the other party prior to the date of this Listing Statement; (ii) any action or inaction taken by such person to which the other person had consented in writing; (iii) the announcement of the transactions contemplated by the RTO Amalgamation or this Listing Statement; or (iv) general economic, financial, currency exchange, securities, banking or commodity market conditions in the United States, Canada or worldwide;

"MD&A" means Management Discussion and Analysis;

"NEX Board" means the NEX board of the TSXV;

"NP 46-201" means National Policy 46-201 – Escrow for Initial Public Offerings;

"OTC" means the over-the-counter market;

"Pre-Consolidation Arco Common Shares" means common shares in the capital of Arco, being 13,107,323 such common shares following the Arco Debt Settlement and prior to the Consolidation;

"President’s List" means the sale by Cannex of Subscription Receipts to subscribers who are sourced by Cannex and not the Agents;

"President’s List Subscribers" means subscribers listed on the President’s List who purchase Subscription Receipts directly from Cannex and not the Agents;

"Related Person" has the meaning given to such term in CSE Policy 1 – Interpretation and General Provisions;

"REP" means Real Estate Properties, LLC, a limited liability company formed under the laws of the State of Washington, which owns 9603 and 9631 Lathrop Industrial Dr. SW, currently leased to Superior Gardens (doing business as Northwest Cannabis Solutions);

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

"Subscription Receipts" means subscription receipts issued in connection with the Cannex Private Placement;

"Superior Gardens" means Superior Gardens, LLC, a limited liability company formed under the laws of the State of Washington (doing business as Northwest Cannabis Solutions);

"Transfer Agent" or "Alliance" means Alliance Trust Company;

"TSXV" means the TSX Venture Exchange;

"U.S. Securities Act" – means the United States Securities Act of 1933, as amended;

"U.S." or "US" means the United States of America;

"US$" means United States dollars;

"VEC" means Verde Cinco, LLC, a limited liability company formed under the laws of the State of Delaware;

"Warrant Acceleration" means Cannex’s (or the Issuers’) option to accelerate the Cannex Warrants (or the Arco Warrants or the Issuer Warrants), as applicable, at any time in the event that the volume-weighted average closing price of the Cannex Shares (or the Arco Shares or the Issuer Shares), as applicable, on the CSE (or any other exchange on which such shares primarily trade from time to time, is greater than or equal to $2.25 for a period of 20 consecutive trading days, by giving notice to the holders thereof and, in such case, such warrants will expire at 4:00 pm (Toronto time) on the earlier of (i) the 30th day after the date on which such notice is given by Cannex (or Arco or the Issuer), as applicable, in accordance with the terms of such warrants, and (ii) the actual expiry date of such warrants.

CERTIFICATE OF THE ISSUER

Pursuant to a resolution duly passed by its board of directors, the Issuer hereby applies for the listing of the above mentioned securities on the CSE. The foregoing contains full, true and plain disclosure of all material information relating to Cannex Capital Holdings Inc. It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated at Vancouver, British Columbia this 9th day of March, 2018.

"Anthony Dutton"	"D. Barry Lee"

Anthony Dutton	D. Barry Lee
Chief Executive Officer	Chief Financial Officer

"Anthony Dutton"	"Thomas Peters"

Anthony Dutton	Thomas Peters
Promoter	Director

"Gregory Marshall"

Gregory Marshall
Director

APPENDIX "A"
INFORMATION CONCERNING ARCO RESOURCES CORP.

The information in this Appendix "A" (unless stated otherwise) is provided as of March 12, 2018, immediately prior to giving effect to the RTO Amalgamation.

Terms not otherwise defined in this Appendix have the meanings given to them in the Listing Statement under Section 26 – Glossary. This Appendix is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Listing Statement and applicable Appendices. For further information regarding Arco, see the Arco Information Circular dated December 29, 2017 and filed on Arco’s SEDAR profile, which is incorporated by reference in the Listing Statement.

Jurisdiction of Incorporation

Arco was incorporated pursuant to the provisions of the BCBCA on March 13, 2006 under the name Atomic Minerals Ltd.

Diagram of Intercorporate Relationships

The following tables described the subsidiaries owned by Arco, their place of incorporation, continuance or formation and the percentage of voting securities beneficially owned, controlled or directed by Arco.

Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Continuance
1141684 B.C. Ltd.	100%	British Columbia
0754257 B.C. Ltd.(1)	100%	British Columbia
CHM Ventures Inc. (1)	100%	Colorado
CHM Ventures, LLC(1)	100%	Colorado

Notes:
(1)	Inactive subsidiary. As part of the Arco Debt Settlement, Arco will divest of its three inactive subsidiaries prior to completing the RTO Amalgamation.

General Development of the Business

The development of Arco’s business is described in the Listing Statement in Section 3 – General Development Of The Business.

Narrative Description of the Business

Immediately prior to the RTO Amalgamation, Arco had no active business operations.

Selected Consolidated Financial Information

The following table summarizes financial information of Arco for the last two completed financial years ended April 30, 2016 and 2017 and for the subsequent six month period ended October 31, 2017. This financial data has been prepared in accordance with IFRS and is expressed in Canadian dollars. This summary financial information should only be read in conjunction with Arco’s financial statements and the notes thereto.

	Six Month Period Ended October 31, 2017	Year Ended April 30, 2017	Year Ended April 30, 2016
Total revenues	Nil	Nil	Nil
Net Income (Loss)	($28,948)	($214,194)	$47,551
Basic and Diluted Income (Loss) per Share	$0.00	($0.02)	$0.01
Total Assets	$19,915	$13,042	$10,432
Total Long Term Liabilities	Nil	Nil	Nil
Cash dividends declared per share	Nil	Nil	Nil

Quarterly Information

The following tables summarize the financial results for each of Arco’s eight most recently completed quarters. This financial data has been prepared in accordance with IFRS and is expressed in Canadian dollars.

	Q2 Oct 31, 2017	Q1 Jul 31, 2017	Q4 Apr 30, 2017	Q3 Jan 31, 2017
Revenue	Nil	Nil	Nil	Nil
Net (loss) profit for the period	($10,997)	($17,951)	($78,808)	($74,181)
Basic loss per share	$0.00	$0.00	($0.01)	($0.01)
	Q2 Oct 31, 2016	Q1 Jul 31, 2016	Q4 Apr 30, 2016	Q3 Jan 31, 2016
Revenue	Nil	Nil	Nil	Nil
Net (loss) profit for the period	($33,363)	($27,842)	($137,368)	($40,469)
Basic loss per share	$0.00	$0.00	($0.03)	($0.01)

Dividends

Arco has not paid dividends prior to the RTO Amalgamation.

Foreign GAAP

Arco’s financial statements have been prepared in accordance with IFRS from incorporation.

Management’s Discussion and Analysis

Arco's annual MD&A for its most recent fiscal year ended April 30, 2017 has been posted and is accessible at www.sedar.com. This 2017 annual MD&A is specifically incorporated into and forms an integral part of this Listing Statement.

Each of Arco's interim MD&A for the second quarter ended October 31, 2017 and the first quarter ended July 31, 2017 has been posted and is accessible at www.sedar.com. Each MD&A for the said fiscal periods is specifically incorporated into and forms an integral part of this Listing Statement, and should be read in conjunction with the Arco Financial Statements and the notes thereto for the corresponding time periods.

Market for Securities

Immediately prior to the RTO Amalgamation, the Arco Common Shares were posted for trading on the NEX Board under the symbol "ARR.H".

Consolidated Capitalization

Effective March 6, 2018 and in connection with the RTO Amalgamation, Arco consolidated its share capital on a 6.5537 -old-for-one new basis. Immediately prior to the RTO Amalgamation, Arco had 13,107,323 Arco Common Shares issued and outstanding (after giving effect to the Arco Debt Settlement), and following the Consolidation, it had 2,000,000 Arco Common Shares issued and outstanding.

In connection with the RTO Amalgamation, Arco altered its share capital to create a new class of Arco securities, being Arco Class A Shares. Arco Class A Shares have the same rights as Arco Common Shares, except that holders of Arco Class A Shares will not be entitled to vote for the election of directors of Arco and Arco Class A Shares may be converted to Arco Common Shares on a 1:1 basis, without payment of additional consideration, at the option of the holder or the Issuer, if such conversion would not cause Arco to become a Domestic Issuer (as defined in Rule 902(e) of Regulation S of the U.S. Securities Act.

The following table sets forth the capitalization of Arco as at April 30, 2017, October 31, 2017 and immediately prior to the RTO Amalgamation.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding as of April 30, 2017	Amount Outstanding as of October 31, 2017	Amount Outstanding Immediately Prior to the RTO Amalgamation
Arco Common Shares	Unlimited	9,387,323(1)	9,387,323(1)	2,000,003(2)
Arco Class A Shares	Unlimited	Nil	Nil	Nil

Notes:
(1)	On a pre-Consolidation basis.
(2)	After the completion of the Arco Debt Settlement and the Consolidation.

Options to Purchase Securities

No Arco Options were outstanding immediately prior to the RTO Amalgamation. See Section 9 - Options To Purchase Securities for a description of the stock option plans of Arco.

Description of the Securities

Arco’s authorized capital consists of an unlimited number of common shares ("Arco Common Shares") without par value, an unlimited number of Class A restricted voting shares ("Arco Class A Shares"), and an unlimited number of preferred shares ("Arco Preferred Shares") without par value.

The holders of Arco Common Shares are entitled to vote at all meetings of Shareholders, to receive dividends if, as and when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of Arco. The Arco Common Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring the Shareholder to contribute additional capital and no restrictions on the issuance of additional securities by Arco. There are no restrictions on the repurchase or redemption of Arco Common Shares by Arco except to the extent that any such repurchase or redemption would render Arco insolvent.

The holders of Arco Class A Shares will have the same rights as Arco Common Shares, except that holders of Arco Class A Shares will not be entitled to vote for the election of directors of Arco and Arco Class A Shares may be converted to Arco Common Shares on a 1:1 basis, without payment of additional consideration, at the option of the holder or Arco, if such conversion would not cause Arco to become a Domestic Issuer (as defined in Rule 902(e) of Regulation S of the U.S. Securities Act.

The holders of Arco Preferred Shares are entitled to (i) on the distribution of assets of Arco on the liquidation, dissolution or winding-up of Arco, to receive, before any distribution shall be made to holders of any other shares of Arco Common Shares (or any other Arco securities ranking junior to the Arco Preferred Shares) with respect to repayment of capital on any such event, together with the fixed premium (if any) thereon, an amount equal to all accrued and unpaid cumulative dividends thereon, and all declared and unpaid non-cumulative dividends thereon, and (ii) after such distribution described in (i), share in any further distribution of the property or assets of Arco. Holders of Arco Preferred Shares are not entitled to receive notice of or vote at any general meeting of the Arco Shareholders.

There were 2,000,000 Arco Common Shares and nil Arco Class A Shares issued and outstanding (on a post-Consolidation basis) immediately prior to the completion of the RTO Amalgamation.

Prior Sales

The following table summarizes the issuances of Arco Common Shares or securities convertible into Arco Common Shares for the 12 months prior to the date of this Listing Statement.

Date of Issue	Class of Security	Number of Securities Issued	Price per Security	Total Issue Price
February 19, 2018	Arco Common Shares	3,720,000(1)	$0.15	$435,222

Notes:
(1)	Issued pursuant to the Arco Debt Settlement.

Principal Shareholders

No person beneficially owned, directly or indirectly, or exercises control or direction over 10% or more of the outstanding Arco Common Shares immediately prior to the RTO Amalgamation.

Directors and Officers

The following table sets forth the name of all directors and officers of Arco immediately prior to the RTO Amalgamation, their municipalities of residence, their current positions with Arco, their principal occupations during the past five years and the number and percentage of Arco Shares beneficially owned, directly or indirectly, or over which control or direction was exercised immediately prior to the RTO Amalgamation:

Name, Municipality and Province of Residence and Position(s) to be Held at Closing(1)	Principal Occupation Over the Past 5 Years(2)	Arco Shares Beneficially Owned, Controlled or Directed on a pre- Consolidation Basis(3)
		Number of Shares	Percentage (%)
D. Barry Lee Vancouver, British Columbia, Canada CEO and Director	Principal – First Merit Group	1,740,000	18.6
Teresa Rzepcyzk Kelowna, British Columbia, Canada CFO and Director	Controller – First Merit Group	Nil	0.0
Gilbert G. Schneider Vancouver, British Columbia, Canada Director	President – VentureCorp2 Management	Nil	0.0
Total:		1,740,000	18.6

Notes:
(1)	The information as to municipality of residence and principal occupation, not being within the knowledge of Arco, has been furnished by the respective directors and officers individually.
(2)	The information as to principal occupation, business or employment has been furnished by the respective directors and officers individually.
(3)	The information as to the number of Arco Shares beneficially owned, or controlled or directed, directly or indirectly, by the proposed directors and officers has been furnished by the respective directors and officers individually.
(4)	Based on 9,387,323 Arco Common Shares issued and outstanding prior to the Arco Debt Settlement and the Consolidation, on an undiluted basis.
(5)	Member of Audit Committee of Arco.

Immediately prior to the RTO Amalgamation, the directors and officers of Arco as a group beneficially own, directly or indirectly, an aggregate of 1,740,000 Arco Shares (on a pre-Consolidation basis), representing approximately 18.6% of the issued and outstanding Arco Shares on a non-diluted basis.

Board Committees

Immediately prior to the RTO Amalgamation, Arco’s audit committee consisted of D. Barry Lee, Teresa Rzepczyk and Gilbert G. Schneider. Gilbert G. Schneider is "independent" within the meaning set out in NI 52-110 while D. Barry Lee and Teresa Rzepczyk are not independent. All of the members of the audit committee are financially literate within the meaning of NI 52-110.

Corporate Cease Trade Orders and Bankruptcies

No director, officer or promoter of Arco or a shareholder holding sufficient number of securities of Arco to affect materially the contract of Arco, is, or within the last ten years has been, a director or officer of Arco that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive;

(b)	was subject to an order that was issued after he or she ceased to act in that capacity, which resulted from an event that occurred while that person was acting as director, officer or promoter;

(c)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or officer of Arco, or a shareholder holding sufficient securities of Arco to affect materially the control of Arco, or a personal holding company of any such persons has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Penalties or Sanctions

No director, officer, or promoter of Arco or any shareholder anticipated to hold a sufficient amount of securities of Arco, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Arco’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between Arco and any directors or officers of Arco, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director or officers of Arco and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of Arco are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Arco will rely upon such laws in respect of any directors and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Executive Compensation

A discussion of Arco’s executive compensation is contained in the Arco Information Circular dated December 29, 2017, which is available on SEDAR and is hereby incorporated by reference herein.

Indebtedness of Directors and Executive Officers

Immediately prior to the RTO Amalgamation, no director, executive officer or senior officer of Arco, or any associates of such persons, was indebted to Arco and no indebtedness of such persons was the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by Arco.

Legal Proceedings and Regulatory Actions

As of the date immediately prior to the RTO Amalgamation, there were no material legal proceedings, and no contemplated legal proceedings known to be material, to Arco to which it was a party or of which any of its property was the subject matter.

As of the date immediately prior to the RTO Amalgamation, Arco nor any of its respective subsidiaries had not been subject to any penalties or sanctions imposed by any court or regulatory authority relating to provincial and territorial securities legislation or by a securities regulatory authority, within the three years immediately preceding the date of the RTO Amalgamation, nor had any party entered into a settlement agreement with a securities regulatory authority within the three years immediately preceding the RTO Amalgamation, or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to Arco’s securities or would be likely to be considered important to a reasonable investor making an investment decision.

Interest of Management and Others in Material Arrangements

Other than services as directors, executive officers and employees of Arco, Arco has not acquired any assets or been provided any services in any material transaction, or in any proposed material transaction, from any director, executive officer, insider or promoter of Arco, the proposed nominees for election as directors of the Arco of the Issuer, the proposed executive officers, insiders or promoters of the Arco or the Issuer, or their associates and affiliates. Other than as disclosed below, no director, executive officer, insider or promoter of Arco or any associate or affiliate of any such person or company has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect Arco.

Auditors, Transfer Agents and Registrars

Immediately prior to the RTO Amalgamation, Davidson & Company LLP, Chartered Professional Accountants, of 1200 - 609 Granville Street, Vancouver B.C. V7Y 1G6 served as auditor of Arco and Computershare Investor Services Inc. served as the transfer agent of Arco.

Material Contracts

Except for contracts entered into by Arco in the ordinary course of business, as of the date of the RTO Amalgamation, the only material contract entered into or anticipated to be entered into by Arco which can reasonably be regarded are the following:

(a)	Amalgamation Agreement;

(b)	Agency Agreement;

(c)

The Subscription Receipt Agreement dated December 21, 2017, as amended, between Cannex, Arco, Beacon and Alliance (the "Subscription Receipt Agreement"), pursuant to which Alliance is appointed as registrar and transfer agent for the Subscription Receipts and as escrow agent to receive the Escrowed Funds; and

(d)

the warrant indenture dated December 21, 2017, as amended, between Cannex, Arco and Alliance (the "Warrant Indenture"), pursuant to which Alliance is appointed as warrant agent to hold the rights, interests and benefits described therein for and on behalf of those persons who from time to time become the holders of Cannex Warrants.

Interests of Experts

As of the date immediately prior to the RTO Amalgamation, the auditors of Arco did not have, and were not entitled to receive, any registered or beneficial interests, direct or indirect, in the property of Arco and do not own any securities of Arco or any associates, affiliates or Related Person of Arco.

Other Material Facts

As of the date immediately prior to the RTO Amalgamation, there are no other material facts about Arco or Arco Shares that are not disclosed under any other Item of this appendix or the Listing Statement and are necessary in order for the Listing Statement to contain full, true and plain disclosure of all material facts relating to Arco or Arco Shares.

APPENDIX "B"
INFORMATION CONCERNING CANNEX CAPITAL GROUP INC.

The information in this Appendix "B" (unless stated otherwise) is provided as of March 12, 2018, immediately prior to giving effect to the RTO Amalgamation.

Terms not otherwise defined in this Appendix have the meanings given to them in the Listing Statement under Section 26 – Glossary. This Appendix is qualified in its entirety by, and should be read together with, the detailed information contained or referred to elsewhere, or incorporated by reference, in the Listing Statement and applicable Appendices. For further information regarding Cannex, see the Arco Information Circular dated December 29, 2017 and filed on Arco’s SEDAR profile, which is incorporated by reference in the Listing Statement.

Name and Incorporation

Cannex is a private Canadian company based in Vancouver, British Columbia and was incorporated on February 27, 2017 under the BCBCA. Cannex has one wholly owned subsidiary, Cannex USA, which was incorporated on November 20, 2017 in Nevada, USA for the sole purpose of completing the BrightLeaf Acquisition.

The head office of Cannex is located at 1241 Alberni Street, Vancouver, British Columbia V6E 4R4. The registered office of Cannex is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 0B6.

Diagram of Intercorporate Relationships

The following table describes the subsidiaries owned by Cannex, their place of incorporation, continuance or formation and the percentage of voting securities beneficially owned, controlled or directed by Cannex.

Name of Subsidiary	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Continuance
Cannex Holdings (Nevada) Inc.	100%	Nevada

General Development of the Business

The development of Cannex’s business is described in the Listing Statement in Section 3 – General Development Of The Business.

Selected Consolidated Financial Information

Cannex was incorporated in the Province of British Columbia on February 27, 2017 and has a fiscal year end of December 31. The following table presents certain selected financial data for the period from incorporation on February 27, 2017 to September 30, 2017. The selected financial information has been derived from Cannex’s audited financial statements for the period from incorporation on February 27, 2017 to September 30, 2017 and should be read in conjunction with such financial statements, which were prepared in accordance with IFRS.

($ in thousands)	Period from incorporation on February 27, 2017 to September 30, 2017 (audited) ($)
Net sales or total revenues	Nil
Income from continuing operations	Nil
Net income (loss)	(280,807)
Total assets	547,895
Total long-term liabilities	75,497
Cash dividends declared	Nil

Quarterly Information

Cannex was incorporated on February 27, 2017. Accordingly, the following table sets out selected financial data derived from Cannex’s audited financial statements for the period from incorporation on February 27, 2017 to September 30, 2017:

($ in thousands)	Period from incorporation on February 27, 2017 to September 30, 2017 (audited) ($)
Total sales or total revenues	Nil
Income from continuing operations	Nil
Net income (loss)	(280,807)

Dividends

Cannex has not paid dividends in the past.

Foreign GAAP

The financial statements of Cannex are prepared in accordance with IFRS.

Market for Securities

None of the Cannex Shares are listed or posted for trading on any stock exchange or quotation system.

Consolidated Capitalization

The following table sets forth the capitalization of Cannex as at September 30, 2017 and immediately prior to the RTO Amalgamation.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding as of September 30, 2017	Amount Outstanding Immediately Prior to the RTO Amalgamation
Cannex Common Shares	Unlimited	133,494,092	133,494,062
Cannex Class A Shares	Unlimited	Nil	Nil
Cannex Options	10% Rolling	Nil	11,650,000
Agents’ Options	2,893,192	Nil	2,893,192
Subscription Receipts	48,219,872	Nil	48,219,872

Options to Purchase Securities

Stock Option Plan

Effective December 15, 2017, Cannex adopted a rolling 10% option plan (the "Cannex Option Plan") for the Cannex Common Shares, pursuant to which Cannex is authorized to grant Cannex Options to officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding Cannex Shares. As at December 21, 2017, the number of Cannex Options available for grant was 13,349,406. Immediately prior to the closing of the RTO Amalgamation there were 11,650,000 Cannex Options issued and outstanding.

A summary of the material aspects of the Cannex Option Plan is as follows:

(a)

The board of directors of Cannex may grant Cannex Options under the Cannex Option Plan from time to time to purchase an aggregate of up to a maximum of 10% of the number of Cannex Common Shares which are issued and outstanding on a rolling basis as at the date of grant of any Cannex Option;

(b)

the number of Cannex Common Shares reserved for issuance to any one optionee pursuant to Cannex Options shall not exceed 5% of the outstanding Cannex Common Shares (determined at the date the Cannex Option was granted) in a 12 month period unless Cannex has obtained disinterested shareholder approval;

(c)	the number of Cannex Options granted to any one consultant in any 12 month period shall not exceed 2% of the outstanding Cannex Common Shares at the date of grant;

(d)

the aggregate number of Cannex Options granted to Persons employed in investor relations activities shall not exceed 2% of the outstanding Cannex Common Shares in any 12 month period calculated at the date of grant unless any stock exchange on which the shares of the Cannex are to be listed or other regulatory body having jurisdiction permits otherwise and Cannex Options granted to consultants performing investor relations activities must contain vesting provisions such that the vesting occurs no earlier than over at least 12 months with no more than one quarter of the Cannex Options vesting in any three month period;

(e)

disinterested shareholder approval will be required if there is a grant of Cannex Options to insiders within a 12-month period, of a number of Cannex Options exceeding 10% of the issued Cannex Common Shares;

(f)

If a Cannex Option expires or terminates for any reason without having been exercised in full, the unpurchased Cannex Common Shares subject thereto shall again be available for the purposes of the Cannex Option Plan; and

The board of directors of Cannex shall have complete discretion to set or vary the terms of any vesting schedule for each Cannex Option granted.

The table below sets out the number of Cannex Options held by directors and officers of Cannex immediately prior to the closing of the RTO Amalgamation.

Persons who hold Cannex Options	Number of Cannex Options	Exercise Price	Expiry Date	Current Market Value of Resulting Shares under Option
All officers of Cannex, as a group (2 persons)	2,700,000	$1.00	December 11, 2022	$2,700,000
All directors of the Issuer who are not also proposed officers, as a group (2 persons)	900,000	$1.00	December 11, 2022	$900,000
All consultants of the Issuer	8,050,000	$1.00	December 11, 2022	$8,050,000
All other persons (1)	2,893,192	$1.00	December 21, 2019	$2,912,449
Total	14,543,192			$14,543,192

Notes:
(1)	Issued to the Agents and Finders in connection with the Cannex Private Placement.

Description of the Securities

Cannex was authorized to issue an unlimited number of Cannex Common Shares and an unlimited number of Cannex Class A Shares. Cannex Shareholders were entitled to receive notice of, attend and vote at all meetings of the shareholders of Cannex. Each Cannex Share carried the right to one vote in person or by proxy at all shareholder meetings of Cannex, subject to the restrictions on Cannex Class A Shares. The holders of Cannex Shares were entitled to receive dividends as and when declared by the Cannex board and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Cannex, were entitled to receive the remaining property of Cannex in the event of liquidation, dissolution or winding-up. The Cannex Class A Shares were not entitled to vote on the election of directors.

There were 133,494,062 Cannex Common Shares issued and outstanding immediately prior to the completion of the RTO Amalgamation.

There were nil Cannex Class A Shares issued and outstanding immediately prior to the completion of the RTO Amalgamation.

Prior Sales

Immediately prior to the RTO Amalgamation, there were 133,494,062 Cannex Shares issued and outstanding. Other than the 48,219,872 Subscription Receipts issued in connection with the Cannex

Private Placement at a price of $1.00 per Subscription Receipt, no securities of Cannex have been sold during the period from incorporation to the date of this Listing Statement other than as set out in the table below:

Date of Issue	Type of Security Issued	Number of Securities Issued	Price per Security Issued
February 27, 2017	Cannex Common Shares	1	$0.01(1)
April 3, 2017	Cannex Common Shares	5,100,000	$0.005
April 3, 2017	Cannex Common Shares	2,475,000	$0.02
June 2, 2017	Cannex Common Shares	7,300,238	$0.005
June 2, 2017	Cannex Common Shares	3,675,117	$0.02
September 29, 2017	Cannex Common Shares	533,333	$0.005
September 29, 2017	Cannex Common Shares	500,000	$0.02
September 30, 2017	Cannex Common Shares	16,360,056	$0.02
October 20, 2017	Cannex Common Shares	30,000,000	$0.0001
November 8, 2017	Cannex Common Shares	60,439,944	$0.02
November 23, 2017	Cannex Common Shares	2,850,000	$0.10
November 27, 2017	Cannex Common Shares	4,493,707	$0.10
December 21, 2017	Subscription Receipts	18,583,190	$1.00
January 25, 2018	Subscription Receipts	23,579,621	$1.00
February 2, 2018	Subscription Receipts	6,057,061	$1.00

Notes:
(1)	Issued on incorporation and subsequently repurchased by Cannex.

Principal Shareholders

Except as set out below, no person beneficially owned, directly or indirectly, or exercises control or direction over 10% or more of the outstanding Cannex Common Shares immediately prior to the RTO Amalgamation.

Name	Number of Shares	Ownership	Percentage of Shares
Leonid Gontmakher	29,948,857	Direct	22.43%
Roman Tkachenko	14,191,931	Direct	10.63%
Arkadi Gontmakher	17,142,548	Direct	12.84%
Oleg Orlovskii	14,522,568	Direct	10.88%
Vlad Orlovskii	28,053,223	Direct & Indirect	21.01%

Directors and Officers

The following table sets forth the name of all directors and officers of Cannex immediately prior to the RTO Amalgamation, their municipalities of residence, their positions with Cannex, their principal occupations during the past five years and the number and percentage of Cannex Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the date immediately prior to the RTO Amalgamation:

Name, Municipality and Province of Residence and Position(s) to be Held at Closing(1)	Principal Occupation Over the Past 5 Years(2)	Cannex Shares Outstanding prior to the RTO Amalgamation(3) (4)
		Number of Shares	Percentage (%)
Anthony Dutton Vancouver, British Columbia, Canada CEO and Director	President – Delu Corp. President, CEO and Director of IBC Advanced Alloys Corp.	6,245,000	4.68
D. Barry Lee Vancouver, British Columbia, Canada CFO and Corporate Secretary	Principal - First Merit Group	4,730,000	3.54
Gregory Marshall Dunedin, New Zealand Director	Managing Director – Logic Funds	2,000,000	1.50
Thomas Peters Larkspur, California, United States Director	Managing Director – Inverness Advisors	400,000	0.30
Total:		13,375,000	10.02

Notes:
(1)	The information as to municipality of residence and principal occupation, not being within the knowledge of the Cannex, has been furnished by the respective directors and officers individually.
(2)	The information as to principal occupation, business or employment has been furnished by the respective directors and officers individually.
(3)

The information as to the number of Cannex Shares beneficially owned, or controlled or directed, directly or indirectly, by the proposed directors and officers immediately prior to the RTO Amalgamation has been furnished by the respective directors and officers individually.

(4)	Based on 133,494,062 Cannex Shares outstanding immediately prior to the RTO Amalgamation, on an undiluted basis.

Immediately prior to the RTO Amalgamation, the directors and officers of Cannex as a group beneficially owned, directly or indirectly, an aggregate of 13,375,000 Cannex Shares, representing 10.02% of the issued and outstanding Cannex Shares on a non-diluted basis. Please see the Listing Statement Section 13 – Directors and Officers for brief biographical descriptions of the management and directors of Cannex.

Board Committees

Cannex did not have any board committees.

Corporate Cease Trade Orders and Bankruptcy

Other than as described below, no director, officer or promoter of the Issuer or a shareholder holding sufficient number of securities of the Issuer to affect materially the contract of the Issuer, is, or within the last ten years has been, a director or officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive;

(b)	was subject to an order that was issued after he or she ceased to act in that capacity, which resulted from an event that occurred while that person was acting as director, officer or promoter;

(c)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or officer of the Issuer, or a shareholder holding sufficient securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Penalties or Sanctions

Except as set forth below, as of the date of the RTO Amalgamation, no director, officer, or promoter of Cannex or any shareholder anticipated to hold a sufficient amount of securities of Cannex has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely considered important to a reasonable investor in making an investment decision.

Greg Marshall received a four-month suspension from the Australian Securities Commission in 1991. Mr. Marshall was prohibited from doing any act as a representative of a dealer or investment adviser for four months from November 28, 1991 to March 27, 1992, inclusive.

Conflicts of Interest

To the best of Cannex’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between Cannex and any directors or officers of Cannex, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director or officers of Cannex and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of Cannex are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Cannex will rely upon such laws in respect of any directors and officers conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Indebtedness of Directors and Executive Officers

Immediately prior to the RTO Amalgamation, no director, executive officer or senior officer of Cannex, or any associates of such persons, was indebted to Cannex and no indebtedness of such persons was the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by Cannex other than as set out in Section 16 - Indebtedness Of Directors And Executive Officers.

Promoters

The promoters of Cannex were the same as those listed for the Issuer in the Listing Statement in Section 18 – Promoters.

Legal Proceedings and Regulatory Actions

As of the date of the RTO Amalgamation, there were no material legal proceedings, and no contemplated legal proceedings known to be material, to Cannex to which it is a party or of which any of its property is the subject matter.

As of the date of the RTO Amalgamation, none of Cannex or any of its subsidiaries had been subject to any penalties or sanctions imposed by any court or regulatory authority relating to provincial and territorial securities legislation or by a securities regulatory authority, within the three years immediately preceding the date of the RTO Amalgamation, nor has any party entered into a settlement agreement with a securities regulatory authority within the three years immediately preceding the RTO Amalgamation, or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to Cannex’s securities or would be likely to be considered important to a reasonable investor making an investment decision.

Interest of Management and Others in Material Arrangements

Other than services as directors, executive officers and employees of Cannex or as disclosed in the Listing Statement in Section 20 - Interest Of Management And Others In Material Transactions, Cannex has not acquired any assets or been provided any services in any material transaction, or in any proposed material transaction, from any director, executive officer, insider or promoter of Cannex, the directors of the Issuer, the executive officers, insiders or promoters of the Issuer, or their associates and affiliates. Other than as disclosed below, no director, executive officer, insider or promoter of Cannex or any associate or affiliate of any such person or company has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect Cannex or the Issuer.

Auditors, Transfer Agents and Registrars

The auditors for Cannex were Davidson & Company LLP. Cannex did not retain a transfer agent.

Material Contracts

Except for contracts entered into by Cannex in the ordinary course of business, the only material contracts entered into or that were anticipated to be entered into by Cannex at the time of the RTO Amalgamation, which can reasonably be regarded as material were:

(a)	Amalgamation Agreement;

(b)	Contribution Agreement;

(c)	Licensor Option;

(d)

the Subscription Receipt Agreement dated December 21, 2017, as amended, between Cannex, Arco, Beacon and Alliance (the "Subscription Receipt Agreement"), pursuant to which Alliance is appointed as registrar and transfer agent for the Cannex Subscription Receipts and as escrow agent to receive the Escrowed Funds;

(e)

the Agency Agreement, pursuant to which the Agents have been appointed as exclusive agents of Cannex to offer the Canned Subscription Receipts to purchasers (other than President’s List Purchasers) for sale on a commercially reasonable "best efforts" private placement basis;

(f)

the warrant indenture dated December 21, 2017, as amended, between Cannex, Arco and Alliance (the "Warrant Indenture"), pursuant to which Alliance is appointed as warrant agent to hold the rights, interests and benefits described therein for and on behalf of those persons who from time to time become the holders of Cannex Warrants;

(g)

the Amended and Restated Packaging and IP License Agreement dated January 1, 2018, discharging and substituting for the packaging and IP license agreement dated December 1, 2017 between Ag-Grow and Superior Gardens, as amended by agreement dated effective as of December 6, 2017 (as amended, the "Superior Gardens Packaging and IP License Agreement"), pursuant to which Ag-Grow has agreed to provide to Superior Gardens certain product packaging branded with trademarks, logos and copyrights owned or controlled by Ag- Grow, at a price to be determined at the time of purchase orders delivered by Superior Gardens from time to time;

(h)

the Amended and Restated Service Agreement dated January 1, 2018, discharging and substituting for the services agreement dated December 1, 2017 between Superior Gardens and Ag-Grow, as amended by agreement dated effective as of December 16, 2017 (as amended, the "Superior Gardens Services Agreement"), pursuant to which Superior Gardens appoints and engages Ag-Grow as its contractor and agent to provide agency services and growing and processing services in connection with the business of Superior Gardens, for a term of three years, subject to automatic renewal, for an aggregate fee of $50,000 per month; and

(i)

the Amended and Restated Service Agreement dated January 1, 2018, discharging and substituting for the services agreement dated December 1, 2017 between 7Point and Ag-Grow, as amended by agreement dated effective as of December 19, 2017 (as amended, the "7Point Services Agreement"), pursuant to which 7Point appoints and engages Ag-Grow as its contractor and agent to provide agency services and growing and processing services in connection with the business of 7Point, for a term of three years, subject to automatic renewal, for an aggregate fee of $15,000 per month.

Interest of Experts

The auditors of Cannex did not have, and were not entitled to receive, any registered or beneficial interests, direct or indirect, in the property of Cannex and did not own any securities of the Issuer or any associates, affiliates or Related Person of the Issuer.

Other Material Facts

There are no other material facts about Cannex or the Cannex Shares that are not disclosed under any other Item of this Appendix or the Listing Statement and are necessary in order for the Listing Statement to contain full, true and plain disclosure of all material facts relating to Cannex or the Cannex Shares.

APPENDIX "C"
ISSUER PRO FORMA FINANCIAL STATEMENTS

Please see attached

C-1

ARCO RESOURCES CORP.

Pro-Forma Consolidated Financial Statements
(Unaudited)

October 31, 2017

ARCO RESOURCES CORP.
Pro-Forma Consolidated Statement of Financial Position
(Unaudited)

	BrightLeaf	Cannex	Arco	Note Pro Forma			Pro-forma
	(note 1)	(note 1)	(note 1)			Adjustments	Consolidated
As at	September	September	October 31,
	30, 2017	30, 2017	2017
	$	$	$			$	$
Current assets
Cash	20,769	328,883	44	4 b	)	1,707,170
				4 c	)	37,901,000
				4 d	)	(24,000,000)
				4 h	)	(215,000)	15,742,866
Receivables	342,737	678	14,038			-	357,453
Inventory	139,118	-	-			-	139,118
Prepaid expenses	274,495	218,334	5,833			-	498,662
Total current assets	777,119	547,895	19,915			15,393,170	16,738,099

Non-current assets
Prepaid expenses and deposits	43,064	-	-				43,064
Property, plant and equipment	39,929,249	-	-				39,929,249
Total non-current assets	39,972,313	-	-			-	39,972,313
	40,749,432	547,895	19,915			15,393,170	56,710,412

Current liabilities
Revolving loans	4,226,381	-	-	4 d	)	(4,226,381)	-
Accounts payable and accruals	3,605,510	75,497	272,214	4 a	)	(137,214)
				4 d	)	(242,825)	3,573,182
Unearned revenue	58,464	-	-			-	58,464
Due to related parties	-	-	217,256	4 a	)	(217,256)	-
Loans payable	26,738,564	-	47,914	4 a	)	(47,914)
				4 d	)	(25,458,334)	1,280,230
Reclamation provision	-	-	49,842	4 a	)	(49,842)	-
Total current liabilities	34,628,919	75,497	587,226			(30,379,766)	4,911,876

Non-current liabilities
Vendor notes	-	-	-	4 d	)	15,679,987	15,679,987
Promissory notes payable	2,477,098	-	-			-	2,477,098
	2,477,098	-	-			15,679,987	18,157,085
Total liabilities	37,106,017	75,497	587,226			(14,699,779)	23,068,961

Equity
Share capital	-	517,205	13,777,229	4 a	)	567,622
				4 b	)	2,543,170
				4 c	)	37,123,000
				4 d	)	(9,752,447)
				4 d	)	4,568,851
				4 e	)	(12,344,851)	36,999,779
Members' equity	3,643,415	-	-	4 d	)	(3,643,415)	-
Share subscription received	-	236,000	-	4 b	)	(236,000)	-
Reserves	-	-	1,374,900	4 c	)	778,000
				4 e	)	(1,374,900)
				4 f	)	2,885,000	3,663,000
Deficit	-	(280,807)	(15,719,440)	4 a	)	(115,396)
				4 b	)	(600,000)
				4 h	)	(215,000)
				4 d	)	(925,436)
				4 e	)	15,719,440
				4 e	)	(2,115,085)
				4 e	)	115,396
				4 f	)	(2,885,000)	(7,021,328)
	3,643,415	472,398	(567,311)			30,092,949	33,641,451
	40,749,432	547,895	19,915			15,393,170	56,710,412

The accompanying notes are integral part of these consolidated pro-forma financial statements.

ARCO RESOURCES CORP.
Pro-Forma Consolidated Statement of Net Loss and Comprehensive Loss
(Unaudited)

	BrightLeaf	Cannex	Arco	Note		Pro Forma	Pro-forma
	(note 1)	(note 1)	(note 1)			Adjustments	Consolidated
Three months ended	September	September	October 31,
	30, 2017	30, 2017	2017

	$	$	$			$	$

Sales	741,530	-	-				741,530
Cost of sales	630,755	-	-				630,755
	110,775	-	-			-	110,775
Rental income	1,819,085	-	-				1,819,085
	1,929,860	-	-			-	1,929,860

Administrative expenses
Interest expense	562,188	-	1,102	4 d	)	470,400	1,033,690
Consulting services	-	134,372	-	4 b	)	600,000	734,372
Depreciation	445,224	-	-				445,224
Professional fees	53,517	55,000	8,500	4 h	)	215,000	332,017
Taxes	94,738	-	-				94,738
General expenses	39,497	35,280	2,440				77,217
Wages and salaries	77,663	-	-				77,663
Rent expense	18,337	-	-				18,337
Share-based compensation	-	-	-	4 f	)	3,967,000	3,967,000
Foreign exchange	-	-	(1,045)				(1,045)

	1,291,164	224,652	10,997			5,252,400	6,779,213
Income (loss) before undernoted	638,696	(224,652)	(10,997)			(5,252,400)	(4,849,353)

Listing expense				4 e	)	(2,115,085)	(2,115,085)
Loss on settlement of debt				4 a	)	(115,396)	(115,396)

Income (loss) before taxes	638,696	(224,652)	(10,997)			(7,482,881)	(7,079,834)
Income taxes	-	-	-	4 g	)	(223,544)	(223,544)
Income (loss) and comprehensive loss for the period	638,696	(224,652)	(10,997)			(7,706,425)	(7,303,378)

The accompanying notes are integral part of these consolidated pro-forma financial statements.

1.	BASIS OF PRESENTATION

The unaudited pro-forma consolidated financial statements of Arco Resources Corp. ("Arco" or the "Company") have been prepared by management in accordance with International Financial Reporting Standards for inclusion in the Information Circular of the Company. The Information Circular describes a proposed transaction (the "Transaction") involving Arco, Cannex Capital Group Inc.("Cannex") and BrightLeaf Development LLC ("BrightLeaf") which is described in more detail in note 2. In the opinion of management, these pro-forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described below.

The unaudited pro-forma consolidated financial statements of the Company have been compiled from the following financial information:

  Unaudited interim financial statements of the Company for the six months ended October 31, 2017.

  Audited financial statements of Cannex for the period from incorporation on February 27, 2017 to September 30, 2017. The statement of loss and comprehensive loss for the three months ended September 30, 2017 were prepared for the purpose of the pro-forma consolidated financial statements and do not conform with the financial statements for Cannex included elsewhere in the Information Circular.

  Audited financial statements of BrightLeaf for the period from formation on April 4, 2017 to September 30, 2017. The statement of loss and comprehensive loss for the three months ended September 30, 2017 were prepared for the purpose of the pro-forma consolidated financial statements and do not conform with the financial statements for BrightLeaf included elsewhere in the Information Circular.

The unaudited pro-forma consolidated statement of financial position has been prepared as if the transactions described in note 2 had occurred on October 31, 2017. The unaudited pro-forma consolidated statements of loss and comprehensive loss for the three months ended October 31, 2017 has been prepared as if the transactions described in note 2 had occurred on August 1, 2017. BrightLeaf’s financial statements are presented in United States dollars. For the purpose of these pro-forma consolidated financial statements, the statement of financial position has been converted at a rate of US$1.00 = $1.30 and the statement of comprehensive income has been converted at a rate of US$1.00 = $1.30.

These unaudited pro-forma consolidated financial statements are not intended to reflect the financial position or performance of the Company that would have resulted had the proposed transactions described in note 2 and other pro-forma adjustments occurred as assumed. Further, these unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or performance that may be attained in the future. These unaudited pro-forma consolidated financial statements should be read in conjunction with the financial information referred to above.

Amounts in these pro forma consolidated financial statements denominated in Canadian dollars are denoted with "$" and amounts denominated in United States dollars are denoted with "US$".

The Transaction is subject to, among other things, receipt of requisite shareholder approvals, regulatory approvals, including approval of the Canadian Securities Exchange ("CSE"), and additional conditions, as described in the governing agreement between the parties.

2.	DESCRIPTION OF THE TRANSACTION

Cannex will contribute capital to BrightLeaf, through Cannex’s wholly owned U.S. subsidiary ("Cannex USA") (incorporated subsequent to September 30, 2017), in exchange for units of membership interest in BrightLeaf. Funds consisting of cash and Cannex USA promissory notes ("Vendor Notes") are to be used by BrightLeaf to redeem other BrightLeaf members’ interests and to repay certain outstanding debts of BrightLeaf and its subsidiaries, resulting in Cannex becoming the sole member of BrightLeaf. The subscription purchase price for Cannex USA’s interest in BrightLeaf will be US$36,000,000 involving a minimum cash payment of US$10,000,000 with the balance to be settled by way of one or more 24-month interest-bearing convertible Vendor Notes, provided that such price may be reduced for certain remaining debts of BrightLeaf and its subsidiaries. The Vendor Notes will bear annual interest at 12% to be paid monthly. The BrightLeaf transactions are subject to the terms of definitive documentation.

Arco will acquire all of the issued and outstanding securities of Cannex in exchange for securities of Arco. The proposed Transaction is expected to be carried out by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia). As a result of the Transaction, Arco, as the resulting issuer, will continue with the business of Cannex under the name "Cannex Capital Holdings Inc." or such other name as may be approved by the board of directors of Arco. As a result of the share exchange, the former shareholders of Cannex will acquire control of the Arco. Accordingly, the acquisition constitutes a reverse acquisition of Arco. The reverse acquisition will be accounted for in accordance with guidance provided in IFRS 2 - Share-Based Payment and IFRS 3 - Business Combinations. As Arco did not qualify as a business according to the definition in IFRS 3, this reverse acquisition does not constitute a business combination; rather it is treated as an issuance of shares by Cannex for the net assets of Arco and Arco’s listing status. Arco is listed on NEX, a separate board of the TSX Venture Exchange ("TSXV"). Cannex and Arco intend to apply to delist the common shares of Arco from the TSXV and apply to the CSE for the listing of the common shares of the resulting issuer upon the completion of the Transaction. Vendor Notes from Cannex’s purchase of BrightLeaf include an exclusive holder’s option to convert the outstanding balance of the Vendor Notes, or a portion thereof, into class A shares of the resulting issuer at a price of $1.00 per Class A Share.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited consolidated pro-forma financial statements are consistent with those set out in the notes to the audited annual financial statements of Arco as at and for the year ended April 30, 2017 in addition to new accounting policies adopted on the acquisition of Cannex as detailed in (1) Cannex’s audited financial statements for the period from incorporation on February 27, 2017 to September 30, 2017 and (2) BrightLeaf’s audited consolidated financial statements from formation on April 4, 2017 to September 30, 2017.

As such, the unaudited pro-forma consolidated financial statements should be read in conjunction with Arco’s April 30, 2017 audited annual financial statements and the October 31, 2017 interim financial statements, together with Cannex’s audited financial statements as at and for the period ended September 30, 2017 and BrightLeaf’s audited consolidated financial statements as at and for the period ended September 30, 2017.

4.	PRO-FORMA ADJUSTMENTS

These pro-forma consolidated financial statements were prepared based on the following assumptions:

a)	Shares for debt settlement and share consolidation

Prior to closing of the Transaction, Arco will reach a settlement with creditors whereby certain creditors will receive 3,720,000 pre-consolidation common shares (567,622 post-consolidation) at $0.15 per pre-consolidation share ($1.00 on a post-share consolidation basis) in full payment of debts with a face value of $452,226 resulting in a loss on settlement of debt of $115,396. Following the settlement of shares for debt, Arco will undertake a 1.00 for 6.55 share consolidation such that its issued and outstanding common shares will be reduced from 13,107,323 common shares to 2,000,000 common shares.

b)	Cannex share issuances

Prior to the closing of the Transaction, Cannex will complete a series of non-brokered private placements resulting in shares issuances as follows:

30,000,000 common shares at $0.02 per share for services with a value of $600,000.

60,439,944 common shares at $0.02 per share for cash proceeds of $1,208,799

7,343,707 common shares at $0.10 per share for cash proceeds of $734,371.

At September 30, 2017, Cannex had received $236,000 in subscriptions against these offerings.

Cannex does not expect to incur material share issue costs in connection with these equity transactions.

c)	Subscription receipts offering

Prior to the closing of the Transaction, Cannex will complete a non-brokered private placement by way of subscription receipts, consisting of 40,000,000 common shares at a price of $1.00 per share for gross proceeds of $40,000,000. Each unit is comprised of one common share and one-half common share purchase warrant in the capital of Cannex. Each whole warrant is exercisable into one common share at a price of $1.50 for a period of two years. Upon the closing of the Transaction, note 2, all Cannex shares issued in connection with the offering will automatically be exchanged for equity of Arco.

Cannex expects to incur cash commission of $1,824,000, $225,000 in brokerage costs, issuance of 1,814,000 broker warrants with a grant-date fair value of $778,000 and incremental professional fees of $50,000 applied to equity. The fair value of the broker warrants assumes an exercise price of $1.50 per share, a life of two years, annualized volatility of 100% and a risk-free rate of return of 1.31%.

4.	PRO-FORMA ADJUSTMENTS (Continued)

d)	BrightLeaf members’ equity contribution

Cannex will obtain 100% control of BrightLeaf by making a members’ equity contribution of US$36,000,000 ($46,800,000) to be paid in as follows (assuming an exchange rate of US$1.00 = $1.30):

cash of $24,000,000;

vendor notes with a face value of US$12,061,529 ($15,679,987); and

retention of loans and accounts payable of US$5,476,933 ($7,120,013).

BrightLeaf will use the consideration received to settle revolving loans of $4,226,381, accounts payable of $242,825, loans payable of $25,458,334 and members’ equity redemptions of $9,752,447. The vendor notes will bear interest at 12%, so the pro-forma interest expense for the three months ended September 30, 2017 is $470,400. For presentation purposes the members’ equity of BrightLeaf is allocated $4,568,851 to share capital and accumulated losses of $925,436 to deficit.

e)	Reverse acquisition of Arco

As a result of the share exchange described in note 2 between the Company and Cannex, the former shareholders of Cannex will acquire control of the Company. Accordingly, the acquisition constitutes a reverse acquisition of the Company.

For accounting purposes, Cannex will be treated as the accounting parent company (legal subsidiary) and Arco will be treated as the accounting subsidiary (legal parent). As Cannex was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these pro-forma consolidated financial statements at their historical carrying value, with the share capital, reserves and deficit of Arco being eliminated at the date of acquisition.

The cost of an acquisition should be based on the fair value of consideration given, except when the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used. The consideration of the acquisition is therefore $2,000,000, calculated as 2,000,000 common shares at $1.00 per share, and is determined as the fair value of the number of shares that Cannex would have had to issue to the shareholders of Arco to give the shareholders of Arco the same percentage equity interest in the combined entity that results from the reverse acquisition. The total purchase price of $2,000,000 has been allocated as follows:

Cash	$44
Receivables	14,038
Prepaid expenses	5,833
Accounts payable and accrued liabilities	(135,000)
Share listing cost	2,115,085
Purchase price	$2,000,000

A listing expense of $2,115,085 has been included in deficit to reflect the difference between the fair value of the amount paid and the fair value of the net assets received from Arco in accordance with IFRS 2 – Share-based Payments.

4.	PRO-FORMA ADJUSTMENTS (Continued)

f)	Award of stock options

Immediately following closing, Arco will issue options to directors, officers, employees and consultants to acquire up to 11,650,000 common shares at $1.00 per share for a term of five years. The estimated value of these share purchase options is $8,656,000 assuming annualized volatility of 100% and a risk-free rate of return of 1.01%. The options vest as to one-third on closing of the Transaction, one-third after 12 months and one-third after 24 months. This amount has been amortized over the vesting term.

g)	Income taxes

BrightLeaf is a limited liability company or LLC, a structure that combines the pass-through taxation of a partnership with the limited liability of a corporation. If BrightLeaf had been a subsidiary of Cannex from August 1, 2017 onwards, the consolidated group would have been subject to US income taxes. These pro-forma financial statements assume that income taxes would have been payable at 35% and that taxable income would have been the same as accounting income.

h)

In connection with the Transaction, the Company expects to incur an additional $215,000 in costs related to audit, accounting, legal and regulatory services beyond those costs incurred to September 30, 2017.

Due to the uncertainty regarding the future profitability of Arco and Cannex, and the inability to directly offset Canadian losses against United States income, the future tax benefits of estimated Arco and Cannex losses have been fully reserved and no net tax benefit has been recorded in the pro-forma consolidated financial statements.

5.	LOSS PER SHARE

The calculation of the basic and diluted pro forma loss per share for the three months ended October 31, 2017 was based on the following:

Three Months Ended
October 31, 2017

Loss for the period	$(7,303,378)
Weighted average number of shares outstanding	175,494,062
Loss per share, basic and diluted	$(0.04)

Diluted pro-forma loss per share for the three months ended October 31, 2017 is the same as basic loss per share as the exercise of the 20,000,000 financing warrants, 1,814,000 broker warrants and 3,883,333 exercisable options would be anti-dilutive.

6.	SHARE CAPITAL

	Note		Number of	Amount
			Common
			Shares
Arco share capital at October 31, 2017			9,387,323	13,777,229
Arco share for debt settlement	4 a	)	3,720,000	567,622
Effect of share consolidation	4 a	)	(11,107,323)	-
Cannex share capital at September 30, 2017			35,710,411	517,205
Cannex issuance of shares for services	4 b	)	30,000,000	600,000
Cannex issuance of shares for cash at $0.02 per share	4 b	)	60,439,944	1,208,799
Cannex issuance of shares for cash at $0.10 per share	4 b	)	7,343,707	734,371
Subscription receipt financing, net of offering costs	4 c	)	40,000,000	37,123,000
Redemption of BrightLeaf members	4 d	)	-	(9,752,447)
Reclassify BrightLeaf members' equity, excluding accumulated losses, to share capital	4 d	)	-	4,568,851
Adjustment to equity on recapitalization of Cannex	4 e	)	-	(12,344,851)
Pro-forma share capital at October 31, 2017			175,494,062	36,999,779

APPENDIX "D"
CANNEX FINANCIAL STATEMENTS

Please see attached

D-1

Cannex Capital Group Inc.

Financial Statement

For the period ended September 30, 2017

Expressed in Canadian Dollars

Address:	1241 Alberni Street
Vancouver, BC
V6E 4R4

Contact:	Barry Lee

Telephone number:	(604) 689 8338

Email address:	info@cannexcapital.com

Website:	www.cannexcapital.com

INDEPENDENT AUDITORS' REPORT

To the Directors of
Cannex Capital Group Inc.

We have audited the accompanying financial statements of Cannex Capital Group Inc., which comprise the statement of financial position as at September 30, 2017, and the statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the period from incorporation on February 27, 2017 to September 30, 2017, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Cannex Capital Group Inc. as at September 30, 2017 and its financial performance and its cash flows for the period from incorporation on February 27, 2017 to September 30, 2017 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Cannex Capital Group Inc.’s ability to continue as a going concern.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

December 18, 2017

Cannex Capital Group Inc.
Statement of Financial Position
		September 30,
	Notes	2017
		$
ASSETS
Current assets
Cash		328,883
Receivables		678
Prepaid expenses		218,334
Total assets		547,895

LIABILITIES
Current liabilities
Trade payables and accruals		75,497
Total liabilities		75,497

SHAREHOLDERS' EQUITY
Share capital	5	517,205
Share subscriptions received	5	236,000
Deficit		(280,807)
Total shareholders' equity		472,398
Total liabilities and shareholders' equity		547,895

Nature of operations (note 1)
Subsequent event (note 10)

These financial statements are signed on the Company’s behalf by:

"Anthony Dutton"	Director	"Gregory Marshall"	Director
Anthony Dutton		Gregory Marshall

See accompanying notes to the financial statements.

1

Cannex Capital Group Inc.
Statement of Loss and Comprehensive Loss

For the period from incorporation on February 27, 2017 to September 30, 2017	Notes
		$

Expenses
Consulting services		134,372
Investor relations		9,916
Professional fees		61,000
Office		6,798
Travel		68,721
Loss and comprehensive loss for the period		(280,807)
Loss per share - basic and diluted		(0.02)

Weighted average common shares outstanding - basic and diluted		12,471,361

See accompanying notes to the financial statements.

2

Cannex Capital Group Inc.
Statement of Changes in Shareholders’ Equity

			Share
	Common	Share	Subscriptions		Shareholders'
	Shares	Capital	Received	Deficit	Equity
		$	$	$	$
Balance - February 27, 2017 (incorporation)	-	-	-	-	-
Private placements, net of share issue costs	19,350,355	190,004	-	-	190,004
Shares issued for payment of consulting services	16,360,056	327,201	-	-	327,201
Share subscriptions received	-	-	236,000	-	236,000
Loss for the period	-	-	-	(280,807)	(280,807)
Balance - September 30, 2017	35,710,411	517,205	236,000	(280,807)	472,398

See accompanying notes to the financial statements.

3

Cannex Capital Group Inc.
Statement of Cash Flows

For the period from incorporation on February 27, 2017 to September 30, 2017
$
Cash provided by (used in):
Operating Activities:
Loss for the period	(280,807)
Adjustments for:
Shares issued for payment of consulting services	128,867
Changes in non-cash working capital items
Receivables	(678)
Prepaid expenses	(20,000)
Trade payables and accruals	72,497
(100,121)

Financing Activities:
Shares issued for cash	193,004
Share subscriptions received	236,000
429,004
Net increase in cash	328,883
Cash, beginning of period	-
Cash, end of period	328,883

Supplemental disclosure with respect to cash flows (note 6)

See accompanying notes to the financial statements.

4

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

1.	Nature of operations

Cannex Capital Group Inc. ("Cannex" or the "Company") was incorporated on February 27, 2017 under the laws of British Columbia. The Company is an investment vehicle planning to acquire interests in cannabis production, processing and distribution businesses. In October 2017, the Company entered into a letter of intent to acquire 100% of the capital of BrightLeaf Development LLC ("BrightLeaf") a holding company that provides real estate and supplies to cannabis producers. In October 2017, the company entered into a letter of intent to be acquired by Arco Resources Corp. ("Arco"), a company listed on the NEX board of the TSX Venture Exchange (see note 5).

The head office and principal address of the Company is 1241 Alberni Street, Vancouver, British Columbia, V6E 4R4.

2.	Basis of preparation

The financial statements are presented in Canadian dollars, which is the functional currency of the Company. Financial amounts are expressed in Canadian dollars unless otherwise noted.

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which collectively includes all applicable individual International Financial Reporting Standards and Interpretations approved by the International Accounting Standards Board (the "IASB"), and all applicable individual International Accounting Standards ("IASs") and Interpretations as originated by the Board of the International Accounting Standards Committee and adopted by the IASB, effective for the Company’s reporting for the period ended September 30, 2017.

The financial statements have been prepared under the historical cost basis except for certain financial instruments carried at fair value. The measurement bases are fully described in the accounting policies below.

It should be noted that accounting estimates and assumptions are used in preparation of the financial statements. Although these estimates are based on management’s best knowledge and judgement of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

These financial statements are authorized for issue by the board of directors on December 18, 2017.

Going concern of operations

The Company has not generated revenue from operations and has no immediate plans that could generate cash from operations unless it completes the purchase of BrightLeaf. Cannex will need to raise sufficient cash to fulfill its obligations under its letter of intent to acquire BrightLeaf, which calls for cash consideration of at least US$10,000,000, and is undertaking a private placement to do so (note 11). The Company incurred a loss of $280,807 during the period ended September 30, 2017 and, as of that date the Company’s deficit was $280,807. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern. The Company had cash of $328,883 at September 30, 2017.

5

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently in these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits with financial institutions and other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts. For the period presented, the Company was only holding cash.

Foreign currency transactions

Foreign currency accounts are translated into each entity’s functional currency as follows:

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into the entity’s functional currency by the use of the exchange rate in effect at that date. At the period-end date, unsettled monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at the period-end date and the related translation differences are recognized in profit or loss.

Exchange gains and losses arising on the retranslation of monetary available-for-sale financial assets are treated as a separate component of the change in fair value and recognized in net income. Exchange gains and losses on non-monetary available-for-sale financial assets form part of the overall gain or loss recognized in respect of that financial instrument and are included in profit or loss.

Non-monetary assets and liabilities that are measured at historical cost are translated into the functional currency by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into the functional currency by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

Financial Instruments

Financial Assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial assets at Fair Value Through Profit or Loss (FVTPL). Financial assets are classified as FVTPL when the asset is either:

  held for trading; or.
  designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resulting gain or loss recognized in profit or loss.

6

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

3.	Summary of Significant Accounting Policies (continued)

Available-for-sale Financial Assets

Instruments classified as available-for-sale are non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. They are initially recorded at their fair market value and subsequently measured at their fair market value, with gains or losses recognized as other comprehensive income.

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss.

Impairment on Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Impairment of Non-Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company performs impairment testing on each cash-generating unit.

An impairment loss is charged to profit or loss, except to the extent it reverses gains previously recognized in accumulated other comprehensive loss/income.

7

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

3.	Summary of Significant Accounting Policies (continued)

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise payables and accruals. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.

Provisions

Other Provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

Income Taxes

Income tax expense comprises current and deferred tax expense. Current tax and deferred tax expense are recognized in net income or loss except to the extent that they relate to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect of previous periods. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the period-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants and flow-through shares are classified as equity instruments.

8

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

3.	Summary of Significant Accounting Policies (continued)

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings / Loss Per Share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted. There are no potentially dilutive instruments outstanding for the periods presented.

Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

9

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

3.	Summary of Significant Accounting Policies (continued)

Standards, Amendments and Interpretations Not Yet Effective

IASB or the IFRS Interpretations Committee have issued certain pronouncements that are mandatory for accounting periods beginning on or after January 1, 2017. None of these are expected to be relevant to the Company’s financial statements, except for the following:

IFRS 9 Financial Instruments

IFRS 9 amends the requirements for classification and measurement of financial assets, impairment, and hedge accounting. IFRS 9 introduces an expected loss model of impairment and retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through profit or loss, and fair value through other comprehensive income. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. IFRS 9 will be effective for the fiscal period beginning January 1, 2018. The Company is evaluating the impact of the new standard.

IFRS 16 – Leases

IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal year beginning January 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements.

4.	Critical Accounting Estimates and Judgements

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in total comprehensive loss/income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical estimates in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements are discussed below:

Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes it has adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

10

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

4.	Critical Accounting Estimates and Judgements (continued)

In addition, the Company may recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

Going concern

The preparation of our financial statements requires us to make judgments regarding the going concern of the Company as discussed in note 2.

5.	Share capital and reserves

Authorized capital

Unlimited number of common shares without par value.

Issued capital

35,710,411 common shares (February 27, 2017 – nil).

Common shares

During the period ending September 30, 2017, the Company issued 12,933,571 common shares for gross proceeds of $64,668, 6,416,784 common shares at a price of $0.02 per share for gross proceeds of $128,336, In September 2017, Cannex issued 16,360,056 common shares at $0.02 per share as compensation for services provided or to be provided with a value of $327,201. Of these shares, 14,875,056 were issued to members of BrightLeaf (note 11).

At September 30, 2017, the Company had received share subscriptions of $236,000 for the issuance of common shares at a price of $0.10 per share. The Company issued 2,360,000 common shares subsequent to period-end (note 11).

	Number of	Common
	Shares	Shares
		$
Balance - February 27, 2017	-	-
Private placements	19,350,355	193,004
Shares issued for services	16,360,056	327,201
Share issue costs	-	(3,000)
Balance September 30, 2017	35,710,411	517,205

11

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

6.	Supplemental disclosure with respect to cash flows

For the period February 27 to September 30,	2017
$
Non-cash activities:
Accrued payable for share issue cost	3,000
Shares issued for prepaid services	198,334

The Company paid no cash for income taxes or interest during the period ended September 30, 2017.

7.	Segmented information

The Company has one reportable operating segment, being an investment vehicle planning to acquire interests in cannabis production, processing and distribution businesses. At September 30, 2017 all assets were located in Canada

8.	Financial instruments and risk management

Interest Rate Risk

The Company’s interest rate risk mainly arises from changes in the interest rates on cash. Cash generates interest based on market interest rates. At September 30, 2017, the Company was not subject to significant interest rate risk.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s credit risk arises primarily with respect to money market investments.

The Company manages its credit risk by investing only in high quality financial institutions.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of cash and receivables.

Currency Risk

Currency risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. As at September 30, 2017, the Company has no significant exposure to transactions in foreign currencies.

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, the Company may raise funds through the issuance of debt, equity or sale of non-core assets. The Company attempts to ensure that there is sufficient capital to meet its obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.

12

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

8.	Financial instruments and risk management (continued)

Price risk:

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Fair Value Hierarchy:

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities; and
  Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable marker data (unobservable inputs).

Cash is measured at fair value using Level 1. The carrying value of receivables, payables and accruals approximates their fair value due to the current nature of those financial instruments.

9.	Capital management

The Company manages its capital, being the components of shareholders’ deficiency, and makes adjustments to it, based on the funds available to the Company, in order to support being an investment vehicle planning to acquire interests in cannabis production, processing and distribution businesses The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company has relied on the equity markets to fund its activities. In order to carry out the plans and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new business and seek to acquire an interest in additional business if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

13

Cannex Capital Group Inc.
Notes to the Financial Statement
For the period ended September 30, 2017

10.	Subsequent event

a)

In October 2017, Cannex entered into a letter of intent with BrightLeaf and certain affiliates of BrightLeaf to contribute capital to BrightLeaf, through Cannex’s wholly owned U.S. subsidiary ("Cannex USA") (incorporated subsequent to September 30, 2017), in exchange for units of membership interest in BrightLeaf. Funds consisting of cash and Cannex USA promissory notes ("Vendor Notes") are to be used by BrightLeaf to redeem other BrightLeaf members’ interests and to repay certain outstanding debts of BrightLeaf and its subsidiaries. The subscription purchase price for Cannex USA’s interest in BrightLeaf will be US$36,000,000, involving a minimum cash payment of US$10,000,000 with the balance to be settled by way of one or more 24-month interest-bearing convertible vendor notes, provided that such price may be reduced for certain remaining debts of BrightLeaf and its subsidiaries. The Vendor Notes will bear annual interest at 12% to be paid monthly. The BrightLeaf transactions are subject to the terms of definitive documentation.

b)

In October 2017, Cannex signed a letter of intent with Arco pursuant to which Arco will acquire all of the issued and outstanding securities of Cannex in exchange for securities of Arco. The proposed transaction is expected to be carried out by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia). As a result of the transaction, Arco, as the resulting issuer, will continue with the business of Cannex under the name "Cannex Capital Holdings Inc." or such other name as may be approved by the board of directors of Arco. Arco is listed on NEX, a separate board of the TSX Venture Exchange ("TSXV"). Cannex and Arco intend to apply to delist the common shares of Arco from the TSXV and apply to the Canadian Securities Exchange ("CSE") for the listing of the common shares of the resulting issuer upon the completion of the transaction. Vendor Notes from Cannex’s purchase of BrightLeaf include an exclusive holder’s option to convert the outstanding balance of the Vendor Notes, or a portion thereof, into class A shares of the resulting issuer at a deemed price of $1.00 per Class A Share.

c)

In October 2017, Cannex issued 30,000,000 common shares to certain members of BrightLeaf for aggregate cash consideration of $3,000. In November 2017 Cannex issued 60,439,944 common shares for aggregate cash consideration of $1,208,799 to the members of BrightLeaf.

d)

In November 2017, the Company issued 7,343,707 common shares for aggregate cash consideration of $734,371, of which $236,000 had been received as subscription receipts as at September 30, 2017 (note 5).

e)

Cannex has signed an engagement letter with Beacon Securities Limited pursuant to which Cannex will complete an equity private placement financing of up to 25,000,000 subscription receipts of Cannex at a price of $1.00 per subscription receipt for gross proceeds of up $25,000,000.

14

APPENDIX "E"
BRIGHTLEAF FINANCIAL STATEMENTS

E-1

BRIGHTLEAF DEVELOPMENT LLC

CONSOLIDATED FINANCIAL STATEMENTS

Expressed in United States Dollars

September 30, 2017

INDEPENDENT AUDITORS' REPORT

To the Members of
BrightLeaf Development LLC

We have audited the accompanying consolidated financial statements of BrightLeaf Development LLC, which comprise the consolidated statement of financial position as at September 30, 2017, and the consolidated statements of comprehensive income, equity, and cash flows for the period from formation on April 4, 2017 to September 30, 2017, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Brightleaf Development LLC as at September 30, 2017 and its financial performance and its cash flows for the period from formation on April 4, 2017 to September 30, 2017 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Brightleaf Development LLC’s ability to continue as a going concern.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

December 18, 2017

BRIGHTLEAF DEVELOPMENT LLC
Consolidated Statement of Financial Position
(United States dollars)

	Note	September 30
		2017
		$

ASSETS

Current assets
Cash		15,976
Trade receivables	12	263,644
Inventory		107,014
Prepaid expenses		211,150
Total current assets		597,784

Non-current assets
Prepaid expenses and deposits		33,126
Property, plant and equipment	7	30,714,806
Total non-current assets		30,747,932

Total assets		31,345,716

LIABILITIES

Current liabilities
Revolving loans	9, 12	3,251,062
Accounts payable and accrued liabilities		2,773,469
Unearned revenue		44,972
Promissory notes due within 12 months	10, 12	20,568,126
Total current liabilities		26,637,629

Promissory notes	10, 12	1,905,460

Total liabilities		28,543,089

EQUITY
Members’ equity	11	2,802,627

Total liabilities and equity		31,345,716

Commitments and contingencies (note 13)
Event after the reporting period (note 16)

On behalf of the members:

"Arkadi Gontmakher"	Director	"Oleg Orlovskii"	Director
Arkadi Gontmakher		Oleg Orlovskii

See accompanying notes

BRIGHTLEAF DEVELOPMENT LLC
Consolidated Statement of Comprehensive Income
Period from formation, on April 4, 2017 to September 30, 2017
(United States dollars)

	Note
		$

Product sales	12	773,638
Cost of sales		645,823
Gross profit		127,815
Rental income	12	2,565,376
		2,693,191

Operating expenses
Professional fees	12	84,153
General expenses		23,723
Depreciation		627,880
Interest expense	12	792,805
Wages and salaries		106,944
Rent expense		14,105
Taxes		126,431
		1,776,041

Total income and comprehensive income for the period		917,150

See accompanying notes

BRIGHTLEAF DEVELOPMENT LLC
Consolidated Statement of Cash Flow
Period from formation, on April 4, 2017 to September 30, 2017
(United States dollars)

	Note	September 30
		2017
		$

Operating activities
Income for the period		917,150

Items not requiring cash:
Depreciation		627,880
Interest expense		792,805
Changes in working capital:
Trade receivables		967,435
Inventory		691,901
Prepaid expense		(211,150)
Accounts payable		(2,165,285)
Unearned revenue		44,972

Net cash generated from operations		1,665,708

Investing activities
Cash acquired from acquisitions	8	183,148
Long-term prepaids and deposits		(33,126)
Purchase of PPE		(1,297,739)

Net cash used in investing activities		(1,147,717)

Financing activities
Capital contributed		2,308,380
Capital repaid		(499,999)
Revolving loan advances		725,000
Loan repayments		(2,798,485)
Interest paid		(236,911)

Net cash used in financing activities		(502,015)

Change in cash		15,976
Cash, beginning of period		-
Cash, end of period		15,976

Interest of $118,656 has been capitalized to property, plant and equipment in the period presented.

The Company did not pay any income taxes in the period from formation on April 4, 2017 to September 30, 2017.

See accompanying notes

BRIGHTLEAF DEVELOPMENT LLC
Consolidated Statement of Equity
Period from formation, on April 4, 2017 to September 30, 2017
(United States dollars)

		Members’
	Note	Equity
		$

Formation on April 4, 2017		-

Cash contributed		2,308,380
Cash distributed		(499,999)
Loan converted to equity		1,706,120
Effect of acquisitions under common control	8	(1,629,024)
Income for the period		917,150

September 30, 2017		2,802,627

See accompanying notes

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

1.	Corporate Information

BrightLeaf Development LLC ("BrightLeaf") was incorporated under the laws of Washington State on April 24, 2017 as a limited liability company ("LLC"), a structure that combines the pass-through taxation of a partnership with the limited liability of a corporation. As an LLC, BrightLeaf does not issue shares and its income is taxed in the hands of its members. BrightLeaf and its subsidiaries are collectively referred to as the "Company". The Company is owned 92% by Global Real Estate Properties, LLC ("GREP") with the remaining 8% held by two non-controlling LLCs (together being the "Controlling Group"). The Controlling Group were the 100% previous owners of the Company’s subsidiaries acquired in the period presented (note 8). The Company is primarily engaged in supplying turnkey real estate, which includes supplies to cannabis producers.

The head office and registered and records address of the Company is 840 140th Ave, NE, Bellevue, Washington, 98005.

2.	Basis of Presentation

	a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company’s members approved the release of these consolidated financial statements on December 18, 2017.

	b)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value, as explained in the significant accounting policies set out in note 3. The consolidated financial statements are presented in United States dollars. The functional currency of the parent company and the subsidiary companies is the United States dollar.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5.

	c)	Going concern

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to continue its operations for at least the next twelve months and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has a working capital deficiency of $26,039,845 as at September 30, 2017. As stated in note 16, the Company has entered into a transaction to adequately fund the planned operations of the Company over the next 12 months. There is no assurance that the Company will complete the transaction in note 16. These circumstances may cast doubt on the Company’s ability to continue as a going concern.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to the period presented in these financial statements unless otherwise indicated.

	a)	Basis of consolidation

The consolidated financial statements comprise the financial statements of BrightLeaf and its subsidiaries at September 30, 2017. Subsidiaries consist of entities over which BrightLeaf is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. To the extent that subsidiaries provide services that relate to the Company’s activities, they are fully consolidated from the date control is transferred to

BrightLeaf and are deconsolidated from the date control ceases. These consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of BrightLeaf and its subsidiaries after eliminating inter-entity balances and transactions.

BrightLeaf’s subsidiaries are:

Entity	Ownership	Principal Activity
	Percentage
Real Estate Properties LLC ("REP")	100%	Real estate holding
Fuller Hill Development Co LLC ("Fuller")	100%	Real estate holding
Ag-Grow Imports LLC ("Ag-Grow")	100%	Sale of supplies

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Business combinations under common control

Business combinations under common control are accounted for using the predecessor basis of accounting method. Under this method the assets and liabilities of the acquired business under common control are recognized at the Controlling Groups carrying amounts. The financial statements incorporate the acquired entity's results from the date on which the transaction occurred. The corresponding figures of the previous year are not restated. Any difference between the carrying amount of net assets, including goodwill, and the consideration for the acquisition is accounted for in these consolidated financial statements as an adjustment within equity.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

	b)	Foreign currency transactions

Foreign currency accounts are translated into each entity’s functional currency as follows:

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into the entity’s functional currency by the use of the exchange rate in effect at that date. At the year-end date, unsettled monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at the year-end date and the related translation differences are recognized in net income.

Exchange gains and losses arising on the retranslation of monetary available-for-sale financial assets are treated as a separate component of the change in fair value and recognized in net income. Exchange gains and losses on non-monetary available-for-sale financial assets form part of the overall gain or loss recognized in respect of that financial instrument and are included in profit or loss.

Non-monetary assets and liabilities that are measured at historical cost are translated into the functional currency by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into the functional currency by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

The functional currency of the Company is the US dollar.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

	c)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts. As at September 30, 2017, the Company did not hold any cash equivalents.

	d)	Inventories

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods:

x Purchase cost on a first in, first out basis

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Inventory as at September 30, 2017 consists entirely of finished goods.

	e)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking in to account contractually defined terms of payment and excluding taxes or duty. The specific recognition criteria described below must also be met before revenue is recognized.

Rental income

The Company accounts for leases with its tenants as operating leases. Rental revenue includes all amounts earned from tenants related to lease agreements including property tax and operating cost recoveries. The Company reports rental revenue on a straight-line basis, whereby the total amount of cash to be received under a lease is recognized into earnings in equal periodic amounts over the term of the lease.

Sale of goods

Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually when goods are shipped to the final purchaser.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

	f)	Property, plant and equipment

Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Such costs include appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized.

The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized on a net basis in profit or loss.

Depreciation

Depreciation is recognized in profit or loss and is provided on a straight-line basis over the estimated useful life of the assets as follows:

Years

Buildings	30
Leasehold improvements	over lease period
Equipment and fixtures	5-7

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

	g)	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the

Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the income statement in expense categories consistent with the function of the impaired asset, except for a property previously revalued, where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

The following assets have specific characteristics for impairment testing:

Goodwill

Goodwill is tested for impairment annually at the fiscal year end and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually at the fiscal year end either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

h)	Financial instruments

At September 30, 2017, the Company did not have available-for-sale, fair value through profit or loss, or held-to maturity financial instruments.

The Company classifies its financial instruments as follows:

Loans and receivables, recorded at	-	Cash
amortized cost	-	Trade receivables
	-	Deposits

Financial liabilities, recorded at	-	Revolving loans
amortized cost	-	Accounts payable and accrued liabilities
	-	Promissory notes payable

Financial assets

Financial assets are classified as into one of the following categories based on the purpose for which the asset was acquired. All financial assets are initially recognized at fair value plus transaction costs, except FVTPL, and are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial assets at Fair Value Through Profit or Loss (FVTPL)

Financial assets are classified as FVTPL when the asset is either:

  held for trading; or

  designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any resulting gain or loss recognized in profit or loss.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

Held-to-maturity investments

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statement of operations and comprehensive income.

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of comprehensive income.

Loans and trade receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the profit or loss when the loans and trade receivables are derecognized or impaired, as well as through the amortization process.

Impairment on financial assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities

The Company classifies its financial liabilities in the following categories: FVTPL and amortized cost.

The Company does not have any FVTPL liabilities.

Amortized cost liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. These financial liabilities are classified as current or non-current based on their maturity date. Amortized cost liabilities include accounts payable and accrued liabilities, lines of credit and loans.

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

3.	Significant Accounting Policies (continued)

Financial instruments

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

-	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than FVTPL, which are expensed as incurred, are included in the initial carrying value of such instruments.

i)	Provisions

Reclamation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of properties, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future reclamation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the reclamation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The reclamation asset is depreciated on the same basis as the related asset.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the reclamation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

For the period presented the Company has no provisions for environmental rehabilitation.

Other provisions

Provisions are recognized for liabilities of uncertain timing or amount that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

4.	Adoption of New Accounting Pronouncements and Recent Developments

Certain pronouncements, issued by the IASB or the IFRS Interpretations Committee, were adopted during the year, or were mandatory for the Company’s fiscal years beginning on or after October 1, 2015 or are required to be adopted in future periods. The following pronouncements are relevant to the consolidated financial statements, although none of these are expected to have a material effect on financial statement presentation:

New standards, interpretations and amendments not yet effective

	a)	IFRS 9 – Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. On July 24, 2014, the IASB affirmed its proposal to deter the effective date of IFRS 9 to periods beginning after January 1, 2018. Earlier application of IFRS 9 continues to be permitted. The Company does not intend to early adopt this standard. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements.

	b)	IFRS 15 – Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. This standard is effective January 1, 2017 and allows early adoption. On July 22, 2015, the IASB unanimously affirmed its proposal to defer the effective date of IFRS 15 to periods beginning after January 1, 2018. Earlier application of IFRS 15 continues to be permitted. The Company does not intend to early adopt this standard. This standard is not expected to materially affect the Company’s Consolidated Statement of Comprehensive Income, but is expected to require additional disclosures.

	c)	IFRS – Leases

IFRS 16 - Leases specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring that lessees recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has an insignificant value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and will be applicable to the Company’s fiscal year beginning January 1, 2019, although early adoption is permitted. The Company does not intend to early adopt this standard and is currently evaluating the impact of adopting this standard on the consolidated financial statements.

There are no other pending IFRSs or IFRIC interpretations that are expected to be relevant to the Company’s financial statements.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

5.	Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below.

Significant estimates made in the preparation of these consolidated financial statements include the following areas:

Useful lives of property, plant and equipment

Property, plant and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimate of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the carrying value and amounts charged to the consolidated statement of loss and other comprehensive loss in specific periods. More details including carrying values are included in notes 7 and 8.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory quarterly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include the timing and success of future technological innovations, competitor actions, supplier prices and economic trends.

Going concern

Judgements regarding the going concern of the Company are described in note 1.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

5.	Critical Accounting Estimates and Judgments (continued)

Significant judgements made in the preparation of these consolidated financial statements include the following areas:

Combinations with entities under common control

Business combinations under common control are business combinations involving entities or businesses under common control, in which all of the combining entities or businesses are ultimately controlled by the same party both before and after the business combination. There is currently no guidance in IFRS on the accounting treatment for business combinations among entities under common control. As the Company is a newly formed entity and the Controlling Group retained control over the Company, the acquisition of the Company’s subsidiaries during the period is accounted for as a reorganization. As such, the Company has elected to consolidate the assets and liabilities of the acquire subsidiaries (note 8) using the predecessor values method on a prospective basis. The application of this method applies the concept of IAS 8 Accounting Policies, Changes in Estimates, and Errors whereby if no applicable standard or interpretation exists, then management must develop a policy that is relevant to the decision-making needs of the users, and that is reliable.

Segmented reporting

The Company must exercise judgement in defining its business segments (note 14) and allocating revenue, expenses and assets among the segments. The Company bases allocations on the groupings used to manage the business and report to senior management. From time to time, assets and personnel of one division may be used to benefit another division resulting in inaccuracies, but these are not material.

Consolidation

The Company makes judgements about whether subsidiaries should be consolidated or not and in particular about whether the BrightLeaf has control of a subsidiary. All of BrightLeaf’s subsidiaries are wholly owned, directly or indirectly, and BrightLeaf is able to exert control over those subsidiaries.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

6.	Capital Management

The Company’s primary objectives, when managing its capital, are to maintain adequate levels of funding to support the operations of the Company and to maintain corporate and administrative functions. The Company defines capital as revolving loans, promissory notes, and equity, consisting of the issued units of the Company. The capital structure of the Company is managed to provide sufficient funding for planned operating activities of the Company. Funds are primarily secured through a combination of equity capital raised by way of private placements and debt. There can be no assurances that the Company will be able to continue raising equity capital and debt in this manner.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, which are all held with major financial institutions.

There were no changes to the Company’s approach to capital management during the period from formation on April 4, 2017 to September 30, 2017. The Company is not subject to any externally imposed capital requirements.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

7.	Property, Plant and Equipment

	Land	Buildings	Leasehold	Equipment	Assets not	Total
			Improve-	and	yet in
			ments	Fixtures	service
	$	$	$	$	$	$
Cost

On formation, April 4, 2017	-	-	-	-	-	-
Property, plant and equipment of acquired companies (note 8).	1,000,000	3,919,453	15,442,221	531,753	9,032,864	29,926,291
Purchases	-	-	17,710	-	1,398,685	1,416,395
At September 30, 2017	1,000,000	3,919,453	15,459,931	531,753	10,431,549	31,342,686

Accumulated depreciation

On formation, April 4, 2017	-	-	-	-	-	-
Depreciation expense	-	47,009	535,300	45,571	-	627,880
At September 30, 2017	-	47,009	535,300	45,571	-	627,880

Net book value

On formation, April 4, 2017	-	-	-	-	-	-
At September 30, 2017	1,000,000	3,872,444	14,924,631	486,182	10,431,549	30,714,806

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

8.	Acquisition of Subsidiaries

Real Estate Properties LLC

In April 2017, the Company acquired the members’ equity of REP as a contribution to the Company’s members’ equity. The transaction was between entities under common control and the Company assumed the net book values of the assets and liabilities of the target company as follows:

$

Assets acquired
Cash	147,768
Trade receivables	406,101
Property, plant and equipment	20,893,427
Due from Fuller	494,866
21,942,162
Liabilities assumed
Accounts payable and accrued liabilities	(75,574)
Loans	(22,793,217)
(22,868,791)

Net deficiency assumed	(926,629)

Fuller Hill Development Co. LLC

In April 2017, the Company acquired the members’ equity of Fuller as a contribution to the Company’s members’ equity. The transaction was between entities under common control and the Company assumed the net book values of the assets and liabilities of the target company as follows:

$

Assets acquired
Cash	18,354
Property, plant and equipment	9,032,864
9,051,218
Liabilities assumed
Accounts payable and accrued liabilities	(4,457,666)
Due to REP	(494,866)
Loans	(4,098,686)
(9,051,218)

Net equity acquired	-

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

8.	Acquisition of Subsidiaries (continued)

AG-Grow Imports LLC

In April 2017, the Company acquired the members’ equity of AG-Grow for consideration of $600,000 in notes payable. The transaction was between entities under common control and the Company assumed the net book values of the assets and liabilities of the target company as follows:

$

Assets acquired
Cash	17,026
Other current assets	1,623,894
1,640,920
Liabilities assumed
Accounts payable and accrued liabilities	(405,515)
Loans	(1,337,800)
(1,743,315)

Net deficiency assumed	(102,395)

Consideration paid – notes payable	(600,000)

Total	(702,395)

9.	Revolving Loans

September 30 2017
$

Unsecured revolving credit facility with Global Real Estate Properties, LLC, a related party, that allows it to borrow principal of up to $2,500,000. The facility bears interest at 8% and is due on demand.	1,946,673

Unsecured revolving credit facility with Marine Phoenix LLC, a related party, that allows it to borrow principal of up to $2,000,000. The facility bears interest at 8% and is due on demand.	1,304,389

3,251,062

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

10.	Promissory Notes

September 30 2017
$

Promissory note due to a related party. The note bears interest at 8.0% compounded semi-annually, with interest payable on maturity of the note on December 14, 2017.	2,973,895

Promissory note due to related parties. The note bears interest at 8.5% annually, with monthly payments of $82,066 including interest with the final payment due March 31, 2021.	2,890,252

Promissory notes due to related parties. The notes bear interest at 8.0% compounded semi-annually, with interest payable on maturity of the notes on January 1, 2018.	15,844,889

Promissory note due to a related party. The note bears interest at 8.0% compounded semi-annually, with interest payable on maturity of the note on March 1, 2018.	157,000

Promissory notes due to related parties on the purchase of AG-Grow. The notes bear interest at 3.0% compounded semi- annually, with interest payable on maturity of the notes on April 24, 2018.	607,550
22,473,586

Financial statement presentation:
Current liabilities	20,568,126
Non-current liabilities	1,905,460
22,473,586

All promissory notes are unsecured.

11.	Members’ Equity

The members’ equity of BrightLeaf is divided into 100,000 units.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

12.	Related Party Transactions

The Company considers key management personnel to be those persons determined as having authority and responsibility for planning, directing and controlling the activities of the Company. Key management includes the Company’s board of directors and executive officers.

Key management personnel compensation was:

Period from formation, on April 4, 2017 to September 30, 2017	$
Short-term employee benefits	72,917

The short-term employee benefits were paid or accrued directly to employees and directors of the Company.

During the period ended September 30, 2017, the Company acquired three subsidiaries in non-arm’s length transactions, see note 8. At September 30, 2017, the Company owed $3,251,062 to related parties on account of revolving loans (note 9) and $22,473,586 to related parties on account of promissory notes (note 10).

During the period ended September 30, 2017, the Company generated product sales of $792,805 and rental income of $2,565,376 from a company owned by a person related to a member of BrightLeaf. In the period ended September 30, 2017, the Company paid or accrued interest of $765,265 to related parties.

As at September 30, 2017, $nil is owing to members for services and $nil is owing to members for expenses paid on the Company’s behalf.

As at September 30, 2017, $252,365 of the Company’s trade receivables were due from companies controlled by common members.

13.	Commitments and Contingencies

The Company has entered into a commercial property lease with a remaining life of 5.7 years, with a five-year renewal option. The future minimum rental payments under the lease at September 30, 2017 were:

Years ending December 31	$

2017 (October to December)	60,000
2018	242,500
2019	255,000
2020	255,000
2021	255,000
2022	255,000
2023	106,250
1,428,750

The Company had no contingent liabilities at September 30, 2017.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

14.	Segment Reporting

As at September 30, 2017, the Company had two reportable segments: (1) real estate and (2) supplies. Operating segments are aggregated and organized by the nature of the product and service provided.

The accounting policies of the segments are the same as described in note 3 of these audited consolidated financial statements. BrightLeaf’s management evaluates performance based on profit or loss.

September 30, 2017	Real Estate	Supplies	Other	Total
	$	$	$	$
Revenue from external customers	2,565,376	773,638	-	3,339,014
Cost of sales	-	645,823	-	645,823
Depreciation and amortization	627,880	-	-	627,880
Interest expense	741,665	43,589	7,551	792,805
Interdivisional sales (purchases)	(699,094)	699,094	-	-
Income (loss)	1,087,670	(6,977)	(163,543)	917,150
Capital expenditures	1,297,739	-	-	1,297,739
Total assets employed	29,819,635	1,517,040	9,041	31,345,716

One customer accounts for 99% of the Company’s revenues.

All of the Company’s income is generated in the United States and all non-current assets are held in the United States.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

15.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, including foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk. From time to time, the Company may use foreign exchange contracts to manage exposure to fluctuations in foreign exchange. The Company does not have a practice of trading derivatives.

Fair Values

The Company does not hold any financial instruments subject to level 1, 2 or 3 fair value measurements. There were no changes in level 1, 2, or 3 financial instruments during the period ended September 30, 2017.

Foreign Exchange Risk

The Company’s activities are only undertaken in the United States and is not exposed to material foreign exchange risk.

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on cash. Cash earns interest based on market interest rates. The Company’s revolving loans and promissory notes have a fixed interest rates and are not exposed to interest rate risk until maturity.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s credit risk arises primarily with respect to its trade receivables.

The Company manages credit risk by trading with recognized creditworthy third parties and insuring trade receivables. In addition, receivable balances are monitored on an on-going basis with the result that the Company’s exposure to bad debt is not significant.

The Company also manages its credit risk by investing its cash only in obligations of the United States or its respective agencies, obligations of enterprises sponsored by any of the above governments; bankers’ acceptances purchased in the secondary market and having received the highest credit rating from a recognized rating agency the United States, with a term of less than 180 days; and bank term deposits and bearer deposit notes, with a term of less than 180 days.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of cash and trade receivables.

BRIGHTLEAF DEVELOPMENT LLC
Notes to the Consolidated Financial Statements
Period from formation on April 4, 2017 to September 30, 2017
(US dollars)

15.	Financial Risk Management (continued)

Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash balances. If necessary, it may raise funds through the issuance of debt, equity, or monetization of non-core assets. To ensure that there is sufficient capital to meet obligations, the Company continuously monitors and reviews actual and forecasted cash flows and matches the maturity profile of financial assets to development, capital and operating needs.

September 30, 2017	Less than	Three to 12	One to five	Total
	three	months	years
	months
	$	$	$	$

Revolving loans	3,251,062	-	-	3,251,062
Accounts payable and
accrued liabilities	2,773,469	-	-	2,773,469
Promissory notes	2,973,895	17,594,231	1,905,460	22,473,586
	8,998,426	17,594,231	1,905,460	28,498,117

Fair Value

The fair value of the Company’s financial assets and financial liabilities approximate the carrying value due to the short-term maturities of the instruments and for long-term promissory notes, a market rate of interest.

16.	Event After the Reporting Date

In October 2017, BrightLeaf entered into a letter of intent with Cannex Capital Group Inc. ("Cannex") and certain affiliates of BrightLeaf to contribute capital to BrightLeaf, through Cannex’s wholly owned U.S. subsidiary ("Cannex USA"), in exchange for units of membership interest in BrightLeaf. Funds consisting of cash and Cannex USA promissory notes ("Vendor Notes") are to be used by BrightLeaf to redeem other BrightLeaf members’ interests and to repay certain outstanding debts of BrightLeaf and its subsidiaries. The subscription purchase price for Cannex USA’s interest in BrightLeaf will be US$36,000,000, involving a minimum cash payment of US$10,000,000 with the balance to be settled by way of one or more 24-month interest-bearing convertible vendor notes, provided that such price may be reduced for certain remaining debts of BrightLeaf and its subsidiaries. The Vendor Notes will bear annual interest at 12% to be paid monthly. The Cannex transactions are subject to the terms of definitive documentation.